EXHIBIT 1

Cameco Corporation

Annual Information Form

March 15, 2005

Cameco Corporation

ANNUAL INFORMATION FORM

For the Year Ended December 31, 2004

Dated March 15, 2005

Cameco Corporation
Annual Information Form
Table of Contents

2004 Cameco Annual Information Form

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REPORTING CURRENCY AND FINANCIAL INFORMATION

All amounts in this Annual Information Form are expressed in Canadian dollars, unless otherwise indicated. References to $(US) are to United States (“US”) dollars.

Financial information is presented in accordance with Canadian generally accepted accounting principles. Differences between generally accepted accounting principles in Canada and the United States, as applicable to Cameco Corporation, are explained in the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2004 and attached as Appendix “A”.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Information Form and the information incorporated herein are forward-looking statements. Discussions containing forward-looking statements may be found in the material set forth in the “General Development of The Business”, “The Nuclear Business”, “Centerra Gold Inc.”, “Common Risk Factors-Uranium and Gold” and “Management’s Discussion and Analysis” sections. In addition, when used in this Annual Information Form, the words “believes”, “intends”, anticipates, “expects”, “estimates” and words of similar import may indicate forward-looking statements. Statements which are not historical facts are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by forward-looking statements. Factors that could cause such differences, without limiting the generality of the foregoing, include: volatility and sensitivity to market prices for uranium, conversion services, electricity in Ontario and gold; the impact of the change in volume of uranium and conversion services sold, electricity generated by Bruce Power LP, and gold produced by Centerra Gold Inc.; the financial results and operations of Bruce Power LP and Centerra Gold Inc.; competition; the impact of change in foreign currency exchange rates and interest rates; imprecision in reserve, decommissioning, and reclamation estimates; adverse mining conditions; unexpected geological or hydrological conditions; operating performance and life of the facilities; unplanned outages or planned outages that extend beyond the scheduled period at Bruce Power LP’s facilities; environmental and safety risks including increased regulatory burdens and long term hazardous waste disposal; political risks arising from operating in certain developing countries; a possible deterioration in political support for nuclear energy; changes in government regulations and policies, including tax and trade laws and policies; demand for nuclear power; replacement of production and failure to obtain necessary permits and approvals from government authorities; legislative and regulatory initiatives regarding deregulation, re-regulation or restructuring of the electric utility industry in Ontario; Ontario electricity rate regulations; weather and other natural phenomena; ability to maintain and improve positive labour relations; success of planned development projects; and other development and operating risks. Although Cameco believes the assumptions inherent in forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this Annual Information Form. Cameco disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise, except as otherwise required by applicable law.

NOTE REGARDING RESERVES AND RESOURCES

Reserves and resources reported herein have been estimated as at December 31, 2004 in accordance with definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum and incorporated into National Instrument 43-101 (see “Definitions” below). Estimates of uranium reserves and resources were prepared by or under the supervision of the qualified persons identified at “Uranium Concentrates Business – Reserves and Resources”. Estimates of gold reserves and resources were prepared by or under supervision of the qualified persons identified at “Centerra Gold Inc. – Reserves and Resources.” Cameco reports reserves and resources separately. The amount of reported resources does not include those amounts identified as reserves.

Cameco reports its reserves and resources in accordance with National Instrument 43-101, as required by Canadian securities regulatory authorities. For United States reporting purposes, Industry Guide 7 under the Securities Exchange Act of 1934 (as interpreted by the Staff of the U.S. Securities and Exchange Commission) applies different standards in order to classify mineralization as a reserve. Accordingly, for U.S. reporting purposes, as at December 31, 2004, the mineralization at the Ruth uranium in situ leach project in Wyoming is classified as mineralized material. In addition, for U.S. reporting purposes, all mineral resources must be considered as mineralized material.

2004 Cameco Annual Information Form

For the purpose of estimating uranium reserves in accordance with National Instrument 43-101 of the Canadian securities regulatory authorities, a uranium price of $21.80 (US) was used. For the purpose of estimating reserves in accordance with United States Securities and Exchange Commission’s Industry Guide 7 for US reporting purposes, a uranium price of $13.40 (US) was used. Estimated uranium reserves are the same using either uranium price, except for the Ruth uranium in situ leach project in Wyoming which, for US reporting purposes, is classified as mineralized material.

For the purpose of estimating gold reserves in accordance with National Instrument 43-101 of the Canadian securities regulatory authorities, reserves were calculated with a cut-off grade based on a gold price of $375 (US) per ounce. For the purpose of estimating gold reserves in accordance with United States Securities and Exchange Commission’s Industry Guide 7 for US reporting purposes, reserves were calculated with a cut-off grade based on a gold price of $350 (US) per ounce. At the lower gold price, on a 100% basis, Kumtor reserves decrease by 1,772,000 tonnes of ore (4%) and 109,000 ounces of contained gold (3%) and Boroo reserves decrease by 530,000 tonnes of ore (4%) and 17,400 ounces of contained gold (1%).

Mineral resources are not mineral reserves and do not have demonstrated economic viability, but do have reasonable prospects for economic extraction. Measured and indicated mineral resources are sufficiently well defined to allow geological and grade continuity to be reasonably assumed and permit the application of technical and economic parameters in assessing the economic viability of the resources. Inferred resources are estimated on limited information not sufficient to verify geological and grade continuity or to allow technical and economic parameters to be applied. Inferred resources are too speculative geologically to have economic considerations applied to enable them to be categorized as mineral reserves and there is no certainty that mineral resources will be upgraded to mineral reserves through continued exploration.

Although the Company has carefully prepared and verified the mineral reserve figures presented in this Annual Information Form, such figures are estimates, which are, in part, based on forward-looking information, and no assurance can be given that the indicated levels of uranium and gold will be produced. See “Note Regarding Forward-Looking Information”, “Common Risk Factors – Uranium and Gold” “The Nuclear Business – Risk Factors” and “Certain Risk Factors Related to Centerra’s Business and the Gold Industry”.

     Definitions

A mineral reserve is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined. Mineral reserves are sub-divided in order of increasing confidence into probable mineral reserves and proven mineral reserves.

A probable mineral reserve is the economically mineable part of an indicated and, in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

A proven mineral reserve is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

A mineral resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral resources are sub-divided, in order of increasing geological confidence, into inferred, indicated and measured categories.

An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably, assumed but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

2004 Cameco Annual Information Form

An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

INCORPORATION AND SUBSIDIARIES

     Incorporation

Cameco Corporation (“Cameco” or the “Company”) was incorporated under the Canada Business Corporations Act (“CBCA”) on June 19, 1987 to combine the uranium mining and milling operations of Saskatchewan Mining Development Corporation (“SMDC”) with the uranium mining, refining and conversion operations of Eldorado Nuclear Limited (“ENL”), since renamed Canada Eldor Inc. (“CEI”) (the “Reorganization”). The Reorganization of SMDC and ENL was accomplished by the Eldorado Nuclear Limited Reorganization and Divestiture Act (Canada) (the “ENL Reorganization Act”) and The Saskatchewan Mining Development Corporation Reorganization Act (Saskatchewan). Pursuant to this legislation, in October 1988 CEI and SMDC transferred substantially all of their assets to Cameco in exchange for Cameco assuming substantially all of their current and certain other liabilities and issuing common shares, one Class B Share and promissory notes of the Company.

On June 18, 2001, legislation to amend the ENL Reorganization Act was passed by the federal government. The legislative amendment allowed Cameco to proceed with an amendment to Cameco’s articles to increase the individual non-resident maximum share ownership from 5% to 15% and to increase the limit on aggregate non-resident ownership voting rights from 20% to 25%. This amendment was approved by special resolution of Cameco’s shareholders at the 2002 annual shareholders meeting.

At the 2003 annual and special shareholders meeting, shareholders approved two amendments to Cameco’s articles. The first was to permit the board to appoint one or more directors between meetings of shareholders as permitted by the CBCA, subject to certain limitations. The second was to remove the requirement that the chairman of the board must be ordinarily resident in the province of Saskatchewan.

At its formation, Cameco’s share capital was owned 61.5% and 38.5%, respectively, by the province of Saskatchewan and the Government of Canada. The Company became a publicly traded company in Canada after the initial public offering of its common shares in 1991. The province of Saskatchewan and the Government of Canada have sold all of their common shares in Cameco. The province of Saskatchewan retains one Class B share in Cameco. See “Description of Securities”.

Cameco’s head office and principal place of business is located at 2121 – 11th Street West, Saskatoon, Saskatchewan, Canada, S7M 1J3, telephone (306) 956-6200.

     Subsidiaries

Cameco owns a one-half interest in UEM Inc. (“UEM”), a Canadian company.

Cameco owns a 31.6% limited partnership interest in Bruce Power Limited Partnership (“Bruce Power”), an Ontario limited partnership, through its wholly owned Canadian subsidiaries Cameco Bruce Holdings Inc. and Cameco Bruce Holdings II Inc.

Cameco through subsidiaries also owns 52.7% of Centerra Gold Inc. (“Centerra”), the largest western-based gold producer in Central Asia and the former Soviet Union.

No other subsidiaries are individually or collectively material.

2004 Cameco Annual Information Form

GENERAL DEVELOPMENT OF THE BUSINESS

Cameco is the world’s largest uranium producer. The Company’s competitive position is based upon its large, high-grade reserves and low-cost operations, significant market position and access to other supplies of uranium. Cameco is also one of the four commercial converters of uranium concentrates (“U3O8”) to uranium hexafluoride (“UF6”) in the western world and the only commercial supplier of services to convert uranium concentrates to uranium dioxide (“UO2”) in the western world. Cameco, through subsidiaries, has a 31.6% limited partnership interest in Bruce Power, which operates North America’s largest nuclear electricity generating facility. Bruce Power has six nuclear reactors at the facility in service. The Company continues to explore for uranium in a number of countries.

While Cameco continues its principal focus on the nuclear business, it also owns 52.7% of Centerra, the largest western-based gold producer in Central Asia and the former Soviet Union, which is publicly traded on the Toronto Stock Exchange. Centerra operates two producing gold mines, the Kumtor mine in the Kyrgyz Republic, in which it has a 100% interest, and the Boroo mine in Mongolia, in which it has a 95% interest.

Three-Year Highlights

Major developments in Cameco’s business in each of the fiscal years ended December 31, 2002 to December 31, 2004 were as follows:

2002

Highlights from 2002 included:

•	In February 2002, the province of Saskatchewan sold its remaining common shares (10%) of Cameco.

•	In March 2002, a Cameco subsidiary acquired a 52% interest in AGR Limited (“AGR”), which interest increased to 56% in December. AGR, through subsidiaries, has a 95% interest in the Boroo gold mine in Mongolia.

•	In June 2002, a Cameco subsidiary purchased the Smith Ranch uranium in situ leach mine located in Wyoming, adjacent to the subsidiary’s Highland mine.

•	In July 2002, Cameco signed a memorandum of agreement as an initial step toward entering into a partnership to construct a $1.1 billion (US) enrichment facility in the United States; however, in March 2003 Cameco announced that it would not enter the partnership.

•	In July 2002, a pit wall failure occurred at the Kumtor mine, reducing 2002 gold production from a forecast 700,000 ounces to 528,550 ounces (Cameco’s share was one-third).

•	In December 2002, Cameco announced an increase in its annual common share dividend from $0.50 to $0.60 per share (these numbers have not been adjusted for the December 31, 2004 stock split). The dividend increase took effect for shareholders of record at the end of the first quarter 2003.

•	In December 2002, Cameco signed an agreement, along with others, to collectively purchase 79.8% of Bruce Power from British Energy plc (“BE”).

2003

Highlights from 2003 included:

•	In February 2003, the purchase of 79.8% of Bruce Power from BE by Cameco, along with others, closed and Cameco’s limited partnership interest in Bruce Power, held through subsidiaries, increased from 15% to 31.6%.

•	In February 2003, through a subsidiary, Cameco reached an agreement in principle with the Kyrgyzaltyn JSC (“Kyrgyzaltyn”) to restructure the ownership of the Kumtor gold mine located in the Kyrgyz Republic. Discussions with the Kyrgyz government were centred on their equity participation in the consolidation of Cameco’s gold assets into a new entity that would be publicly listed.

2004 Cameco Annual Information Form

•	Production at Cameco’s McArthur River mine was temporarily suspended on April 6, 2003, as increased water inflow from an area of collapsed rock in a new development area began to flood portions of the mine. Remedial work to return the mine to a safe operating condition was carried out during the second quarter of 2003 and was sufficiently advanced in early July 2003 for mine production to resume. While mining at the McArthur River mine was suspended, Cameco met all sales commitments with existing inventory and its other supply sources.

•	In 2003, the federal government enacted amendments to the Income Tax Act (Canada) (“ITA”) that reduced the corporate tax rate on income from resource activities from the present level of 28% to 21%, over a five-year period commencing in 2003. Under Canadian accounting rules, the cumulative effect of a change in income tax legislation on future income tax assets and liabilities is included in a company’s financial statements in the period of substantial enactment. Accordingly, Cameco reduced its balance sheet provision for future income taxes and recognized a one-time, non-cash income tax adjustment of $86.2 million in the second quarter.

•	In October 2003, the remediation work on the Kumtor pit wall, which collapsed in July 2002, was completed. Production at Kumtor during 2003 was 677,552 ounces at an average feed grade of 4.5 g/t (Cameco’s share was 225,851 ounces).

•	In September 2003, Cameco completed an offering of 5% Convertible Subordinated Debentures due October 1, 2013 for aggregate gross proceeds of $230 million. The Debentures trade on the Toronto Stock Exchange under the symbol “CCO.DB” and can be converted at the option of the holders into Cameco common shares at any time on or prior to maturity based on a conversion price of $21.67 per share ($65.00 prior to the three for one stock split on December 31, 2004), subject to adjustment in certain circumstances.

•	In connection with Bruce Power’s plans to restart two of the four laid-up units of the Bruce “A” station, Unit 4 was connected to the Ontario electricity grid in October 2003. Unit 4 was declared in commercial production as of November 1, 2003.

2004

Highlights from 2004 included:

•	In January 2004, Cameco received guidelines for the scope of the required Environmental Assessment Study Report in support of its application to produce through blending slightly enriched uranium dioxide powder at the Port Hope conversion facility.

•	In January 2004, Unit 3, the second of the two units of the Bruce “A” station to be restarted, was reconnected to the Ontario electricity grid. Unit 3 was declared in commercial production as of March 1, 2004. With the restart of the two Bruce “A” nuclear power units, Bruce Power’s net generating capacity increased from 3,160 megawatts to 4,660 megawatts.

•	In January 2004, Cameco announced that Bruce Power would conduct a study to examine the feasibility of restarting Bruce “A” Units 1 and 2 to serve the province of Ontario’s electricity needs.

•	In March 2004, Cameco announced that the Boroo gold mine achieved commercial production. Production for the remainder of year at the Boroo gold mine totalled 217,998 ounces at a total cash cost of $149 (US) per ounce.

•	In March 2004, Cameco announced that one of its US subsidiaries signed an agreement to purchase a 25.2% interest in the South Texas Project from a subsidiary of American Electric Power for $333 million (US). However, in May 2004, Cameco announced that its subsidiary would not acquire this interest as two of the current owners of the nuclear electricity generator exercised their rights of first refusal to purchase the interest.

•	In April 2004, Cameco and the National Atomic Company of Kazakhstan (KazAtomProm) announced that they plan to develop the Inkai uranium deposit in Kazakhstan through their Inkai Joint Venture. The joint venture approved a feasibility study that estimated a total capital cost of $38 million (US) to build an in situ leach mine with planned annual capacity of 2.6 million pounds. Subsequently, the joint venture approved

2004 Cameco Annual Information Form

the expansion of the proposed mine to have a 5.2 million pound annual capacity at an estimated capital cost of $83 million (US). Subject to regulatory approval, this mine is expected to achieve commercial production in late 2007.

•	In June 2004, a Cameco subsidiary, along with Compagnie Generale des Matieres Nucleaires (“Cogema”), RWE Nukem Inc. of the United States and its affiliate RWE Nuklear GmBh of Germany (collectively “the Western Companies”) finalized an amendment with Techsnabexport (“Tenex”), the commercial arm of the Russian Ministry for Atomic Energy, to their agreement to purchase uranium derived from highly enriched uranium (“HEU”) sourced from dismantled Russian nuclear weapons. The amendment provides, amongst other things, that the Western Companies will forego a portion of their future options on non-quota HEU-derived uranium (i.e. quantities for consumption outside the US) to ensure there is sufficient material in Russia for blending down the weapons grade HEU to commercially usable low enriched uranium (LEU).

•	In June 2004, Cameco completed the Kumtor restructuring announced in January 2004, which resulted in Cameco transferring substantially all of Cameco’s gold assets to Centerra in exchange for common shares of Centerra and the assumption of certain liabilities by Centerra. Centerra completed its initial public offering on June 30, 2004 and began trading on the Toronto Stock Exchange. Cameco indirectly owns 52.7% of Centerra.

•	On July 28, 2004, after voting against a new three-year contract, 200 hourly unionized employees at Cameco’s Port Hope conversion facility commenced strike action.

•	In September 2004, Cameco announced that 200 hourly unionized employees at its Port Hope conversion facility adopted a new three-year contract, ending a seven week strike.

•	In October 2004, Cameco announced that it would redeem its 8.75% preferred securities. Cameco redeemed in full the preferred securities on December 17, 2004. The $125 million (US) of preferred securities, due in 2047, were issued in 1998 and had been trading on the New York Stock Exchange

•	In November 2004, Cameco announced that, together with TransCanada and BPC Generation Infrastructure Trust, it had requested Bruce Power Inc. to assist in the study of a potential investment in the Point Lepreau nuclear generating station in New Brunswick.

•	In December 2004, Cameco announced that its board of directors approved a three-for-one stock split of its outstanding common shares. All shareholders received two additional shares for each share owned on the record date of December 31, 2004. The board of directors also approved an increase in the annual dividend from $0.20 to $0.24 beginning in 2005 (both dividend amounts adjusted for the stock split).

•	In December 2004, the Cigar Lake joint venture, after received having received regulatory approval, decided to proceed with the construction of the Cigar Lake uranium project at an estimated cost of approximately $450 million (Cameco’s share is $225 million). Construction began in early 2005 and is expected to take approximately 27 months to complete.

2005 Expected Material Developments in the Business

The following are the significant trends, events and commitments known to Cameco that could have a material impact in 2005 on Cameco’s business, financial condition or results of operations:

•	With respect to expansion into the nuclear generation business, decisions are expected regarding the potential investments in (1) the Bruce A Units 1 and 2 restart program early in 2005 and (2) the Point Lepreau nuclear generating station.

•	With respect to its investment in Centerra, Cameco’s agreement with the underwriters of Centerra’s initial public offering not to sell any of the common shares it holds following the offering except in limited circumstances ends June 30, 2005.

2004 Cameco Annual Information Form

THE NUCLEAR BUSINESS

Overview

The only significant commercial use for uranium is to fuel nuclear power plants for the generation of electricity. In recent years, nuclear plants generated approximately 16% of the world’s electricity. According to the World Nuclear Association, nuclear plant electric generating capacity is expected to grow modestly between now and the year 2014, primarily as a result of new reactor construction outside the US and improved reactor operation. The rate of growth is expected to be somewhat below that of the total market for electricity.

The major stages in the production of nuclear fuel are uranium exploration, mining and milling, refining and conversion, enrichment and fuel fabrication. Once a commercial uranium deposit is discovered and reserves delineated, regulatory approval to mine is sought. Following regulatory approval, the mine is developed, uranium ore is extracted and upgraded at a mill to produce uranium concentrates. Mining companies usually sell uranium concentrates to electrical generating companies (“utilities”) around the world on the basis of the U3O8 contained in the uranium concentrates. Utilities then contract with converters, enrichers and fuel fabricators to produce the required reactor fuel.

Cameco’s involvement in the nuclear business consists principally of: (a) exploring for, developing, mining and milling uranium ore to produce uranium concentrates; (b) supplying uranium refining and conversion services to produce UO2 and UF6; (c) purchasing uranium from third parties; (d) selling produced and acquired uranium to utilities; and (e) its subsidiaries collectively being a 31.6% limited partner in Bruce Power, which operates North America’s largest nuclear electricity generating facility.

Uranium Concentrates Business

Market Background

     Demand

The demand for U3O8 is directly linked to the level of electricity generated by nuclear power plants. Western world annual uranium fuel consumption has increased from approximately 56 million pounds U3O8 in 1980 to about 159 million pounds in 2004. Cameco estimates that annual uranium fuel consumption in the western world will reach 175 million pounds in 2014, reflecting an annual growth rate of 1.0% per year over the period. Demand could be increased slightly by the current trend toward improving plant operating performance or reduced by the premature closing of some nuclear power plants. Demand in the former Soviet Union, Eastern Europe and China was about 21 million pounds in 2004 and is expected to increase to about 35 million pounds in 2014.

Note: In this Annual Information Form when the term “western world” is used, it includes Argentina, Australia, Belgium, Brazil, Canada, Czech Republic, Finland, France, Germany, Hungary, India, Japan, Lithuania, Mexico, Namibia, Netherlands, Niger, Pakistan, Portugal, Romania, Slovenia, South Africa, South Korea, Spain, Sweden, Switzerland, Taiwan, United Kingdom and United States

     Supply

The international uranium supply industry is highly competitive. Uranium supply sources include primary mine production and secondary sources such as excess inventories, uranium made available from the decommissioning of nuclear weapons, re-enriched depleted uranium tails, and used reactor fuel that has been reprocessed. Russia supplies most of the requirements of the former Soviet Union and Eastern European countries from inventories, reprocessing of used reactor fuel and primary mine production.

     Primary Production

The uranium production industry is international in scope with a small number of companies operating in relatively few countries. In 2003 (the latest year for which figures are available), approximately 80% of the estimated world production of 93 million pounds U3O8 was provided by eight producers: Cameco, Cogema, Energy Resources of Australia Ltd., Rossing Uranium Limited and WMC Resources Ltd. in the western world, and KazAtomProm in Kazakhstan, NAVOI Mining Metallurgical Kombinat in Uzbekistan and Priargunsky Industrial Mining and Chemical Enterprise in Russia. Approximately 90% of estimated world production was sourced from eight countries (in order of production, from greatest to least): Canada, Australia, Kazakhstan, Russia, Niger, Namibia, Uzbekistan, and the US.

2004 Cameco Annual Information Form

The Canadian uranium industry has, in recent years, been the leading supplier with production of approximately 27 million pounds U3O8 in 2003, or about 29% of world production. Production from Cameco operated mines in Canada and the US in 2004 was approximately 26.2 million pounds. Cameco’s share of this production was approximately 20.5 million pounds.

Subject to the constraints described below, all primary production is available to meet the demand of the nuclear power industry in the western world.

     Secondary Sources

Each year since 1985, western world uranium production has been less than western world utility uranium consumption. The resulting shortfall has been covered by a number of secondary sources. Excess inventories held by utilities, producers, other fuel cycle participants and governments (including Russian government inventories) have been and continue to be a significant source of supply. Utilities in Europe also use reprocessed uranium and plutonium derived from used reactor fuel as a source of supply. In addition, in recent years, another source of supply has been re-enriched depleted uranium tails generated using excess enrichment capacity. Cameco estimates these two recycling sources will meet about 8% of western world demand to 2014. Finally, uranium derived from the dismantling of Russian nuclear weapons has become a significant source of supply and could meet about 11% of western world demand to 2013. A limited amount of uranium from the US nuclear weapons program has been introduced into the market, but this is not expected to become a significant supply source.

     Uranium from Nuclear Disarmament

In February 1993, the United States and Russia signed an agreement (the “Russian HEU Agreement”) to manage the sale of HEU. Under this agreement, over a term of 20 years, 500 tonnes of HEU, derived from dismantling Russian nuclear weapons, are to be diluted in Russia and delivered to the United States as low enriched uranium (“Disarmament LEU”), suitable for use in nuclear power plants. Disarmament LEU scheduled for delivery during the 20-year period represents approximately 400 million pounds of natural uranium as U3O8 (“Disarmament Uranium”).

The USEC Privatization Act, which became law in 1996, regulates the introduction of Disarmament Uranium into the US market. Under the USEC Privatization Act, Disarmament Uranium delivered after 1996 may be sold into the US market beginning in 1998 subject to an annual quota. The quota for 2004 was 14 million pounds U3O8. In 2005 the quota will be 16 million pounds and thereafter will increase by 1 million pounds per year to a maximum of 20 million pounds per year beyond 2008.

Disarmament Uranium delivered in 1995 and 1996, totalling 14 million pounds U3O8 equivalent, was purchased by the United States Department of Energy (“DOE”). Under the USEC Privatization Act, 5 million pounds U3O8 equivalent was subsequently repurchased by Russia for matched sales into the US market. The remaining 9 million pounds U3O8 equivalent of this material was to be sold by DOE prior to the end of 2003 in quantities not exceeding 3 million pounds per year. As of the end of 2004, DOE had not sold any of this material. However, in the fourth quarter of 2004, DOE transferred to USEC about 5.5 million pounds of this material in exchange for an equivalent volume of contaminated uranium that DOE provided to USEC when it was privatized. In addition, DOE transferred to USEC an additional 2.3 million pounds of this material in exchange for USEC services to purify the contaminated uranium.

In 1999, DOE purchased 28 million pounds U3O8 equivalent contained in the Disarmament LEU delivered by Russia in 1997 and 1998. DOE purchased this material pursuant to the bilateral agreement related to the HEU Commercial Agreement. This material, along with an additional 30 million pounds of DOE inventory, is included in a US stockpile to be withheld from the market until March 2009.

In 2005 and each year thereafter, Russia plans to deliver LEU from 30 tonnes of HEU, about 24 million pounds U3O8 equivalent, until the Disarmament LEU derived from the entire 500 tonnes (about 400 million pounds U3O8 equivalent) included under the Russian HEU Agreement has been delivered to the United States. To the end of 2004, about 182 million pounds U3O8 equivalent had been delivered.

The DOE has requested “expressions of interest” for the purchase of 15 to 17.4 tonnes of HEU which would be diluted to LEU (equivalent to about 7.6 million pounds U3O8 and 2.9 million kilograms of conversion services) from its stockpile of HEU to be available to the market in approximately equal annual amounts from 2006 through 2009. A formal request for proposals may be issued by the DOE in the first quarter of 2005.

2004 Cameco Annual Information Form

     HEU Commercial Agreement

On March 24, 1999, the Western Companies signed an agreement with Tenex (such agreement, as subsequently amended, the “HEU Commercial Agreement”). Under the HEU Commercial Agreement, the Western Companies were granted options to purchase a majority of the Disarmament Uranium.

On November 16, 2001, Tenex and the Western Companies signed an amendment to the HEU Commercial Agreement. Under the terms of the amendment, the Western Companies committed to exercise their options to purchase a quantity of uranium (about 124 million pounds U3O8) equal to their share of the annual quota under the USEC Privatization Act for the period 2002 to 2013. A Cameco subsidiary’s share is 53 million pounds. Tenex retained about 82 million pounds to sell under its share of the US quota. The Western Companies have exclusive options to purchase the balance of the Disarmament Uranium. From 2001 to 2003, a Cameco subsidiary exercised options for an additional 18 million pounds.

A series of related agreements between the US and Russian governments (collectively, the “Bilateral Agreement”), which are integral to the HEU Commercial Agreement, require Tenex to return to Russia the Disarmament Uranium not purchased by the parties to the HEU Commercial Agreement or sold by Tenex, and allows Russia to use about 7 million pounds U3O8 equivalent annually for blending down HEU to Disarmament LEU. Pursuant to Bilateral Agreement, the balance of the returned uranium is to be placed in a monitored stockpile. In the event the monitored stockpile exceeds 58 million pounds U3O8 equivalent, Russia is permitted to sell the excess into supply contracts in existence on March 24, 1999, mainly with utilities in Eastern Europe.

Tenex had been selling its share of the US quota through a contract with Globe Nuclear Services and Supply GNSS, Limited (“GNSS”). In November 2003, Tenex terminated its contract with GNSS effective January 2004, stating that “the terms of the contract with GNSS are contrary to the interests of the Russian Federation.” Tenex has indicated an intention to meet all of the GNSS delivery commitments, reportedly amounting to about 31 million pounds U3O8 equivalent.

On June 16, 2004, Tenex and the Western Companies signed a further amendment to the HEU Commercial Agreement. The amendment provides, among other things, that the Western Companies will forego a portion of their future options on non-quota HEU-derived uranium (i.e. quantities for consumption outside the US) to ensure there is sufficient material in Russia for blending down HEU to commercially usable low enriched uranium. This amendment was due to Russia’s rising requirements for uranium to fuel their expanding nuclear plant construction program within Russia and abroad. The amendment to the HEU Commercial Agreement was approved by the US and Russian governments.

This amendment resulted in the Western Companies exercising most of their options under the HEU Commercial Agreement, giving them firm purchase commitments for almost 163 million pounds of uranium from 2004 through to the end of 2013.

Due to this further amendment and the Tenex termination of its agreement with GNSS, the amount of HEU-derived uranium that theoretically would have been available to the market in the western world has been reduced by about 74 million pounds in the period 2004 through 2013, along with the contained conversion component of some 28 million kilograms of uranium as UF6. The 74 million pounds is made up of about 30 million pounds of Tenex material that will be returned to Russia and the remaining 44 million pounds is the monitored inventory as of the end of 2003.

     Trade Restraints and Policies

The US government and the European Union (“EU”) have limited the access of Commonwealth of Independent States (“CIS”) suppliers to their respective markets. In the US, an ad hoc committee of uranium producers and other companies filed an anti-dumping suit against the former Soviet Union in 1991. The resulting settlement was effected in suspension agreements signed in October 1992 by the US Department of Commerce (“DOC”) with Russia, Uzbekistan, Kazakhstan and Kyrgyz Republic. The suspension agreements with Uzbekistan, Kazakhstan and Kyrgyz Republic have since terminated.

The suspension agreement with Russia was expected to expire at the end of March 2004. Under this agreement, approximately 4 million pounds of Russian U3O8 per year were allowed to be imported into the US, but only to the extent matched in sales with an equal volume of new US production. DOC has taken the position that the agreement remains in effect, but there are now no longer affirmative quotas for certain types of commercial Russian uranium

2004 Cameco Annual Information Form

imports into the US, including matched sales. Imports of Disarmament Uranium, as well as Russian uranium imported into the US for processing and then re-exported, continue uninterrupted and are not subject to the limits set forth in the agreement. Cameco expects the DOC will undertake a sunset review of the suspension agreement in the second half of 2005. The review will involve the DOC examining whether there is a likelihood of dumping absent the suspension agreement and having the US International Trade Commission examine whether termination of the agreement would lead to material injury or threat of material injury to the US industry. The final results of the sunset review are expected in 2006.

The Euratom Supply Agency in Europe, which must approve all uranium-related contracts entered into by members of the EU, has an informal policy limiting the use of Russian uranium to about 20% of annual individual utility requirements.

The US and EU restrictions have no effect on the sales of Russian uranium to other countries. About one-quarter of western world uranium requirements arise from utilities in countries unaffected by the US and EU restrictions. In 2004, approximately 26% of Cameco’s sales volume was to countries not subject to US or EU restrictions. Utilities in some of these countries adopt policies which effectively limit the amount of Russian uranium they will purchase. Such policies often relate to security of supply concerns or their country’s bilateral relations with Russia.

     Prices

Utilities secure a substantial percentage of their uranium requirements by entering into medium and long-term contracts with uranium producers. These contracts usually provide for deliveries to begin one to three years after signing and continue for several years thereafter. In awarding medium and long-term contracts, Cameco believes utilities consider the commercial terms offered, including price, as well as the producer’s record of performance and uranium reserves.

Prices are established by a number of methods including base prices adjusted by inflation indices, reference prices (generally spot price indicators but also long term reference prices) and annual price negotiations. Many contracts also contain floor prices, ceiling prices and other negotiated provisions that affect the price ultimately paid. For example, ceiling prices limit the upside potential of price movement, while conversely floor prices establish a minimum price that will ultimately be paid. Prices under uranium supply contracts are usually confidential.

Utilities also acquire uranium through spot and near-term purchases from producers and traders. Spot market purchases are those that call for delivery within one year. Traders generally source their uranium from organizations holding excess inventory including utilities, producers and governments. Demand in the spot market in 2004 decreased to about 18 million pounds U3O8 from 22 million pounds U3O8 in 2003.

The industry average spot price for U3O8, published by TradeTech and the Ux Consulting Company, LLC, increased by approximately 43% in 2004 ending the year at $20.60 (US) per pound compared to $14.45 (US) per pound at the end of 2003. The long term average contract price for uranium, as published by TradeTech and the Ux Consulting Company, LLC, increased in 2004 by approximately 61% ending the year at $25.00 (US) per pound compared to $15.50 (US) (Trade Tech) per pound at the end of 2003.

     Marketing

Cameco markets uranium to utilities in direct competition with supplies available from various sources worldwide. Cameco’s marketing strategy is to commit its uranium production under medium-term (three to five years) and long-term (greater than five years) contracts with a diversified mix of pricing mechanisms, as described above.

Sales contracts typically contain some quantity flexibility that enables the purchaser to reduce or increase the amount of uranium to be delivered from year to year within a specified range. In general, utilities purchase from multiple suppliers in order to diversify their sources. Cameco sells uranium concentrates to utilities in Argentina, Belgium, Canada, Finland, France, Germany, Japan, South Korea, Spain, Sweden, Taiwan, United Kingdom, and the US.

In 2004, approximately 37% of Cameco’s U3O8 sales were to five customers. Cameco currently has commitments in excess of 150 million pounds U3O8 under 70 medium-term and long-term contracts with about 40 customers worldwide. Cameco’s five largest customers account for approximately 53% of these commitments. 57% of Cameco’s committed sales volume is to purchasers in the Americas (US, Canada and Latin America), 14% in the Far East and 29% in Europe.

2004 Cameco Annual Information Form

Cameco generally does not sell into the spot uranium market. Cameco, however, has taken advantage of low spot and long-term market prices to purchase uranium under spot and long-term contracts and may make additional purchases of these type in the future. At December 31, 2004, Cameco had firm commitments to purchase approximately 71 million pounds U3O8 over the 2005-2013 period, of which 60 million pounds is the result of the exercise of options under the HEU Commercial Agreement by a Cameco subsidiary.

Over the past several years, Cameco’s strategy was to ensure adequate cash flow in the near term, while preserving upside potential with a mix of market-price related and fixed-price contracts.

In early 2004, Cameco announced that its sensitivity to quickly rising market prices was limited for the near term by ceiling prices in many contracts. These contracts were signed in recent years when spot prices, and related ceiling prices, were much lower than price levels at December 31, 2004. For example, 2003 was the first year this decade in which the average spot price rose above $10.00 (US) per pound U3O8. Accordingly, even though spot market prices have continued their rise above $20.00 (US), the benefit to Cameco under these contracts will be limited by the ceiling prices until the contracts expire.

Long-term price indicators provide guidance as to the level of fixed prices being signed in the long-term contract market. From 2001 to 2003, the long-term price indicator averaged less than $11.00 (US) per pound, and some of Cameco’s current fixed-price contracts reflect the low long-term prices from that period. In 2004, the long-term price averaged more than $20.00 (US) per pound, ending the year at $25.00 (US).

Given the level of sales targeted each year (32.3 million pounds in 2004), Cameco is continually in the market signing new contracts for deliveries beginning in two to three years. About 25% to 30% of the current contract portfolio expire each year, and is therefore replaced in large part with contracts that were entered into in the past two to three years.

During this period of rapidly increasing prices, both spot and long-term, the Company has continued to enter into new multi-year contracts. The new contract portfolio will reflect a mix of fixed and market-related prices. For the time being generally the Company continues to target its traditional blend of pricing mechanisms; that is 40% of sales volume with fixed pricing and 60% sensitive to market pricing. Contracts with market related pricing will reference the spot or long-term price indicators quoted near the time of delivery. These market related contracts typically contain ceiling and floor prices. However, in recent months, Cameco has been offering ceiling prices much higher than current spot prices, if at all. Cameco has also been negotiating floor price protection which has been in the range of current spot prices.

As of December 31, 2004, the following table indicates the approximate percentage of targeted sales volume that will be impacted by further increases in the market price above $20.60 (US) per pound U3O8. As shown in the table below, the proportion of targeted sales that is sensitive to further increases in the market price grows significantly in 2006 and continues in 2007 and 2008.

	% Sales Target
	2005	2006	2007	2008
Price Insensitive (1)	91%	65%	59%	43%
Price Sensitive (2)	9%	35%	41%	57%

Notes:

(1)	Fixed-price contracts and market-related contracts not sensitive to increases in the spot price above year-end 2004 level of $20.60 (US) per pound. The fixed-price contracts will have prices that were fixed at the time of contract signing. This means the Company has contracts at fixed prices below and above the current spot market prices and they fall into the category of “insensitive” to market price

(2)	Market-related contracts plus uncommitted volumes

Mining Properties

The Company’s uranium production is from two sources in Saskatchewan and two sources in the US. The Saskatchewan sources are the Rabbit Lake mine and mill and the combined McArthur River mine – Key Lake mill. The US sources are Crow Butte and Smith Ranch-Highland in situ leach (“ISL”) operations. Cameco has two material uranium properties, McArthur River, which is being mined, and Cigar Lake, which is being developed.

The Key Lake mill processes McArthur River ore and stockpiled ore from the depleted Key Lake mine. Mining at Key Lake ended in 1997.

2004 Cameco Annual Information Form

The following table shows Cameco’s share of uranium production for the past three years from its uranium properties (all in pounds U3O8):

	2002	2003 (1)	2004 (1)
McArthur River (2)	12,905,000	10,579,000	13,066,000
Rabbit Lake	1,143,000	5,928,000	5,427,000
Smith Ranch-Highland (3)	887,000	1,201,000	1,242,000
Crow Butte	768,000	823,000	826,000
Key Lake	190,000	—	—

Total	15,893,000	18,531,000	20,561,000

Notes:

(1)	This does not include nominal test mining production from Inkai.

(2)	Milled at Key Lake.

(3)	A Cameco subsidiary acquired Smith Ranch in June 2002. Smith Ranch-Highland 2002 production figure includes the subsidiary’s share of Smith Ranch production after closing of the acquisition.

McArthur River

McArthur River is an underground uranium mine, in which Cameco has a direct and indirect interest of 69.805%. It contains the world’s largest known high-grade uranium deposit. McArthur River is owned by joint venture partners Cameco (55.844%), Cogema (16.234%) and UEM (27.922%), a company equally owned by Cameco and Cogema. Cameco is the operator. At December 31, 2004, the Company’s share of proven and probable reserves was 540,000 tonnes of ore containing 292.8 million pounds U3O8 with an average grade of 24.6% U3O8, its share of measured and indicated resources was 58,000 tonnes containing 12.0 million pounds U3O8 with an average grade of 9.4% U3O8, and its share of inferred resources was 351,000 tonnes containing 73.7 million pounds U3O8 at an average grade of 9.5% U3O8.

At an assumed annual production rate of 18 million pounds, Cameco estimates that McArthur River will have a mine life of at least 25 years and a payback period of capital invested of approximately 5 years after 2004.

     Property Description and Environment

This property is located near Toby Lake in northern Saskatchewan, approximately 620 kilometres north of Saskatoon. The McArthur River mine site is compact, occupying approximately an area of one kilometre in the north/south direction and half a kilometre in the east/west direction. The site consists of an underground mine, one full service shaft and two ventilation shafts along with numerous surface facilities, including inert waste rock stockpiles, a large capacity mine water treatment plant, a pump house, ponds, standby diesel generators as well as maintenance and warehousing facilities. Other major facilities include the ore body freezing plant, the administration/shop complex, the ore slurry handling and truck load-out facility.

The surface facilities and mine shafts for the McArthur River operation are located on lands owned by the province of Saskatchewan. Cameco acquired the right to use and occupy the lands under a surface lease agreement with the province of Saskatchewan. The most recent surface lease agreement was signed in April 1999 and is valid for 33 years. Obligations attached to the surface lease relate primarily to annual reporting regarding the status of the environment, land development and progress on northern employment and business development. The lease is renewable if necessary until full property decommissioning has been achieved. The McArthur River surface lease presently covers about 651 hectares.

The mineral property consists of 21 mineral claims and one mineral lease totalling 84,818 hectares.

The McArthur River uranium deposit is located in the area subject to mineral lease ML5516. Under this mineral lease Cameco acquired the right to mine this deposit. The current mineral lease expires in March 2014 with the right to renew for successive 10 year terms absent a default by Cameco.

Surrounding the McArthur River uranium deposit are 21 mineral claims. Title to the 21 mineral claims is secured until 2017. A mineral claim grants the holder the right to explore for minerals within the claim lands and the right to apply for a mineral lease.

All resources and reserves on the property are part of the McArthur River deposit.

2004 Cameco Annual Information Form

For additional information on mineral leases, mineral claims and surface leases, see “Land Tenure-Saskatchewan Operations”.

Uranium produced from this property is subject to Saskatchewan royalties as described in “Government Regulation-Canadian Royalties and Certain Taxes”.

The property is subject to decommissioning liabilities. In accordance with regulatory requirements, Cameco has filed with the provincial government a conceptual decommissioning and reclamation plan and has provided a $6.0 million letter of credit as security for decommissioning the property.

     Site accessibility, infrastructure and physiography

The means of access to the property is by an all-weather road and by air. Supplies are transported by truck and can easily be shipped from anywhere in North America through Cameco’s transit warehouse in Saskatoon. McArthur River ore is transported to the Key Lake mill for processing some 80 kilometres to the southwest along a gravel highway. Site operations are carried out all year despite cold winter conditions. The fresh air necessary to ventilate the underground workings is heated during the winter months using propane-fired burners. There is easy access to and sufficient water from nearby Toby Lake to satisfy all industrial and residential water requirements. To minimize fresh water use, most industrial water demands are met by recycling water. The site is connected to the provincial power grid. There are standby generators in case of grid power interruption. Personnel are recruited from the northern area communities and major Saskatchewan population centers such as Saskatoon. Underground development work is tendered to a mining contractor. Cameco personnel conduct all production functions.

McArthur River is a developed producing property, with surface right holdings that cover all of its mining operation needs as well as requirements for residences, access to water, airport, site roads and other necessary buildings and infrastructures. No tailings management facilities are required as McArthur River ore is milled at the Key Lake mill.

The topography and the environment are typical of the taiga that is common to the Athabasca basin area of northern Saskatchewan. The surface facilities are approximately 550 metres above sea level.

     History

There have been numerous changes in ownership of participating interests in the joint venture that governs the McArthur River property. The joint venture was formed in 1976 and the joint venture partners at that time were Canadian Kelvin Resources, Asamera Oil Corporation Ltd., and SMDC, a predecessor company to Cameco. Recently, the two most significant changes in ownership have been:

•	In 1998, Cameco bought all of the shares of Uranerz Exploration and Mining Ltd. (and changed Uranerz’s name to UEM), thereby increasing its direct and indirect participating interest in the McArthur River joint venture to 83.766%.

•	In 1999, Cogema acquired one-half of the shares of UEM, thereby reducing Cameco’s direct and indirect participating interest in the McArthur River joint venture to 69.805%. Cogema’s direct and indirect participating interest in the McArthur River joint venture is 30.195%.

Cameco, through its predecessor company SMDC, became operator of the McArthur River project in 1980.

Surface exploration programs were active from 1980 through to 1992. Significant mineralizations of potentially economic uranium grades were first discovered as a result of surface drilling in the 1988 and 1989 exploration seasons. Surface drilling programs delineated a mineralized zone over 1,700 metres in length, occurring at depths ranging between 530 to 640 metres below surface.

In 1992, an underground exploration program was proposed to gain more accurate information regarding the discovery in order to complete an assessment of the means and feasibility of ore extraction. Upon review by the joint Federal/Provincial Panel, and upon receiving the Panel’s positive recommendation, exploration camp construction began in February 1993 and underground exploration proceeded with shaft sinking, level development and definition underground drilling until 1997.

The environment impact statement for the full McArthur River development was submitted to the joint Federal/Provincial Panel in 1995. Public hearings took place and were completed in 1996. A positive recommendation was made by the panel in early 1997. Subsequently, approvals were received from the

2004 Cameco Annual Information Form

governments of Canada and Saskatchewan for the project to proceed to licensing for construction. The Atomic Energy Control Board (“AECB”) issued construction licences for McArthur River in August 1997 and May 1998.

In October 1999, Cameco received an operating licence from federal authorities and operating approval from provincial authorities.

     Mine Development

Construction and development of the McArthur River mine was completed on schedule and mining commenced in December 1999. During the mine start-up, also known as mine commissioning, the operation of processing and mining equipment was evaluated and modified as required. Upon completion of mine commissioning, commercial production was achieved on November 1, 2000.

At present, the site includes three shafts. The first shaft is used to move workers, material and waste rock. The second shaft is used for mine exhaust air ventilation and as an emergency exit. The third shaft was completed in November 2000 and is equipped as a third means of egress. This third shaft is also used for fresh air ventilation.

     Geology and Mineralization

The McArthur River deposit is located in the south-eastern portion of the Athabasca Basin, within the south-west part of the Churchill structural province of the Canadian Shield. The crystalline basement rocks underlying the deposit are members of the Aphebian aged Wollaston Domain, metasedimentary sequence. These rocks are overlain by flat lying, unmetamorphosed sandstones and conglomerates of the Helikian Athabasca Group. These sediments are over 500 metres thick in the deposit area.

The mineralization is situated alongside a northeast trending graphitic fault, close to the unconformity between the basement rock and the overlying Athabasca sandstone.

     Exploration, Drilling and Estimates

The original McArthur River resource estimates were derived from surface diamond drilling. The drill hole data consists of assay results from 42 drill holes compiled with all relevant geological and technical data. The very high grade encountered in these drill holes justified the development of an underground exploration project.

From 1994 to present, several drilling campaigns from underground levels at 530 metres and 640 metres depth were completed. Diamond drilling was followed by systematic radiometric probing of the holes using a high flux probe adapted to the very high radioactivity encountered. Drill holes intersected mineralized zones on a grid spacing of 10 x 10 metres or less. Radiometric probing was at 0.10 metre spacing in the radioactive zones. Where core recovery allows it, sampling and assaying of the cores as well as density measurements are performed to confirm correlations.

The data from more than 750 underground exploration holes drilled have been interpreted and estimates of reserves have been made in four mineralized zones. In addition to this drilling, more than 330 freeze holes and raisebore pilot holes have provided data supporting the interpretation.

Underground drilling programs have further delineated approximately 600 metres of the 1,700-metre mineralized zone delineated by surface drilling.

Cameco has developed and implemented procedures for quality control, data verification and security of sampling that it believes will assure the integrity of information resulting from drilling activities at McArthur River.

     Mine Operations

Two permits must be maintained to operate the mine. Cameco holds a “Uranium Mine Facility Operating Licence” from the Canadian Nuclear Safety Commission (“CNSC”) and an “Approval to Operate Pollutant Control Facilities” from Saskatchewan Environment (“SE”). Both permits are current. The CNSC license expires on October 31, 2008. The SE license expires on October 31, 2009.

The sandstones that overlay the basement rocks contain significant water, which is at hydrostatic pressure. Water flow into the mine area is prevented primarily by ground freezing. Ore extraction is performed by the raise boring method, with broken ore falling to the extraction level. A line-of-sight remote controlled loader transports the ore to a grinding circuit. This circuit grinds the ore to a size that is acceptable for the Key Lake leaching circuit. From the

2004 Cameco Annual Information Form

grinding circuit, ore is pumped 680 metres up to four surface ore slurry holding tanks. Ore is drawn out of the surface ore slurry holding tanks and pumped into containers on a transport truck for shipment to the Key Lake mill over an 80 kilometre all-weather road. Once a raise has been bored through the ore zone, it is backfilled with concrete. After all the rows of raises are complete in a chamber, equipment is removed from the area and the chamber is backfilled with concrete. A new chamber is excavated to allow for the next area to be mined and the cycle is repeated.

Production at Cameco’s McArthur River mine was temporarily suspended on April 6, 2003, as increased water inflow from an area of collapsed rock in a new development area, located just above the 530-metre level, began to flood portions of the mine. Remedial work to return the mine to safe operating condition was carried out during the second quarter of 2003 and was sufficiently advanced in July 2003 for mine production to resume. The excess water inflow was sealed off in July 2004. Permanent water treatment capacity has been expanded to about 750 m3/hr. During the water inflow incident, additional temporary capacity was put in place to treat the water flows. Construction is underway to increase the permanent and contingency water treatment capacity to about 1,500 m3/hr and is expected to be completed in the third quarter of 2005.

The McArthur River mine produced 18.7 million pounds U3O8 in 2004 (Cameco’s share is 13.1 million).

The mining method for some portions of the ore body will not be the raise boring method, with the alternate mining method or methods of boxhole boring and/or jetboring not yet confirmed.

     Milling

The McArthur River joint venture has entered into a toll milling agreement with the Key Lake joint venture to process all the ore from the McArthur River mine. The terms of the agreement include a provision for processing at cost plus a fixed toll milling fee. The Key Lake joint venture is operated by Cameco and is owned by Cameco (66 2/3%) and UEM (33 1/3%). UEM is owned equally by Cameco and Cogema.

At the Key Lake mill, McArthur River ore is blended with low grade mineralized waste rock down to approximately 4% U3O8. The uranium is then dissolved in a leaching circuit. Uranium solution is then separated from the remaining ore solids in a counter current decantation circuit. The uranium solution is further concentrated in a solvent extraction circuit. The uranium is precipitated out of solution by the addition of ammonia. The ammonium diuranate is thickened and centrifuged before being transferred to a calciner. The calciner dries and calcines the uranium oxide concentrate before it is packed into 200 litre drums. The final product is about 99 % U3O8.

Two permits must be maintained to operate the mill. Cameco holds a “Uranium Mill Operating Licence” from the CNSC and an “Approval to Operate Pollutant Control Facilities” from SE. Both permits are current. The CNSC license expires on October 31, 2008. The SE license expires on November 30, 2009.

The CNSC has indicated that the proposed increase of the production license to 22 million pounds U3O8 per year will require a screening level environmental assessment (EA) under the Canadian Environmental Assessment Act. A hearing was held on September 15, 2004 to review EA guidelines for the production increase. Cameco anticipates a decision from the CNSC in late 2005. If approval is received, Cameco expects it will take a couple of years to ramp up to optimum production, which may be less than full capacity.

There are two tailings management facilities at the Key Lake site. One is an above-ground impoundment with tailings stored within compacted till embankments. This facility, constructed in 1983, has not received tailings since 1998. Cameco is reviewing several decommissioning options regarding this facility.

The other tailings management facility (“TMF”) is the Deilmann pit. The east-end of the Deilmann pit was mined out in April 1995 and then converted to a TMF that has been in operation since the beginning of 1996. The west-end of the Deilmann pit was mined out in 1997 and then converted to a TMF. The Deilmann TMF uses a staged subaerial/subaqueous tailings deposition mode with an initial pervious sand envelope constructed around the perimeter of the pit. The sand envelope allows excess water to drain to a drainage blanket underlying the tailings at the bottom of the pit and then to dewatering pumps in a raise well connected by a drift to the drainage blanket. At the end of 1998, approval was received from the CNSC and Saskatchewan Environment Resource Management to cease construction of the sand envelope and convert the mode of tailings deposition from subaerial to subaqueous. This is in accordance with the environmental impact statement prepared and approved for the tailings facility. Conversion started immediately. Flooding commenced in June 1999. Based upon the most recent mine reserve estimate, Cameco estimates the Deilmann TMF has adequate capacity to hold the tailings from milling McArthur

2004 Cameco Annual Information Form

River ore. However, Cameco is presently reviewing the Deilmann TMF capacity in light of past and ongoing changes in pit geometry and potential additional storage requirements for tailings from processing other mineralized material. Depending upon the results of that review, it may be necessary to seek regulatory approval for an increase of the nominal Deilmann TMF capacity and related design adjustments.

There are five large rock stockpiles at the Key Lake site. Three of the stockpiles contain non-mineralized waste rock and two contain low grade mineralized waste rock. The latter is currently used to lower the grade of McArthur River ore to approximately 4% U3O8 before entering the milling circuit, both to process the low grade material and control radiation exposures in the mill. Remaining waste rock stockpiles will require decommissioning upon site closure. As a condition of Cameco’s CNSC license renewal in 2004, the Company updated the CNSC on its decommission plans for this waste rock.

The Key Lake property is subject to decommissioning liabilities. In accordance with regulatory requirements, Cameco has filed with the provincial government a conceptual decommissioning and reclamation plan and has provided a $38 million letter of credit as security for decommissioning the property.

     Safety and Radiation Control

At McArthur River, a key source of radiation exposure during mining results from radon gas that emanates from ore and groundwater. Radon exposure is minimized by effective use of ventilation. Water inflows are collected underground and pumped to the surface for treatment before being released to the environment. Exposure to radiation from the high-grade ore is minimized by containment, shielding and remote handling.

The radiation levels that workers at McArthur River and Key Lake receive are closely monitored. This includes the use of both personal and area monitoring to measure and control exposures.

Under the CNSC’s Nuclear Safety and Control Act, radiation exposure limits incorporate a formula that combine the doses of gamma radiation, radon and dust intake which an individual receives in a year. Since mine start up radiation exposure levels at both the mine and the Key Lake mill have been well below applicable standards.

     McArthur River Resource and Reserve Estimates

The mineral reserve and resource estimates for McArthur River are found at “Uranium Concentrates Business-Reserves and Resources”. The key assumptions, parameters and methods used in making these estimates are:

1.	Key Assumptions

(a)	the reserves reported are in situ reserves without provision for dilution or mining recovery for the following reasons:

(i)	the grade of ore zones is so high that some waste or subgrade material that is produced by mining must be blended with ore in order to control radiation exposure, in accordance with the terms of the CNSC operating licence;

(ii)	mining recovery is expected to be almost total in this high-grade ore by means of current and planned mining methods; and

(iii)	mining recoveries since early 2000 to the end of 2004 have exceeded expectations.

(b)	For the purpose of estimating reserves in accordance with National Instrument 43-101 of the Canadian securities regulatory authorities, a uranium price of $21.80 (US) was used. For the purpose of estimating reserves in accordance with United States Securities and Exchange Commission’s Industry Guide 7 for US reporting purposes, a uranium price of $13.40 (US) was used. Estimated reserves at McArthur River are the same using either uranium price.

2.	Key Parameters

(a)	grades were obtained from radiometric probing of underground drill holes and converted to percentage U3O8 on the basis of a correlation between radiometric counts and assay values;

2004 Cameco Annual Information Form

(b)	densities were determined from regression formulas based on 374 density measurements of drill core and chemical assay grades;

(c)	limits and continuity of the mineralization are structurally controlled; and

(d)	reserves at McArthur River are based on estimated quantities of mineralized material recoverable by established mining methods.

3.	Key Methods

(a)	three-dimensional wireframe models were created from digitized mineralization boundaries interpreted on 10 metre spacing vertical cross-sections and planviews. Estimates of the grade and density of blocks of 1 metre x 5 metre x 1 metre were obtained from ordinary kriging; and

(b)	reserves are defined as the economically mineable part of the indicated and measured resources. Only reserves have demonstrated economic viability. The amount of reported resources does not include amounts identified as reserves.

Although Cameco believes that McArthur River reserve and resource estimates will not be materially affected by external factors, such as metallurgical, safety and environmental, permitting, legal, title, taxation and political issues, there can be no assurance that they will not be. There are numerous uncertainties inherent in estimating mineral reserves and resources. The accuracy of any reserve and resource estimation is the function of the quality of available data and of engineering and geological interpretation and judgment. Results from drillings, testing and production, as well as a material change in the uranium price, subsequent to the date of the estimate, may justify revision of such estimates.

In January 2003 Cameco initiated a formal review of the mining plan and proposed mining methods and a review of the reserves classification at McArthur River as a result of uncertainty associated with the productivity of the jetboring and boxhole boring mining methods at McArthur River and not as a result of the water inflow event. The jetboring and boxhole boring mining methods may be utilized for parts of the ore body where the raise boring method may be inappropriate. The completion of the review reflecting this uncertainty resulted in the reclassification as of December 31, 2003 of 51.8 million lbs U3O8 of proven reserves to probable reserves at McArthur River.

At the end of 2004, Cameco reclassified about 73.7 million pounds of indicated resources to inferred resources. Based upon Cameco’s experience in underground mining at McArthur River, Cameco has less confidence in the estimate for it to be used to support mine planning and economic evaluation of this part of the ore body, as is necessary for it to remain as an indicated resource. This estimate is based upon widely spaced historical surface drilling only. Further delineation of this part of the ore body by underground drilling is necessary to provide more confidence in the estimate. Cameco is embarked on an underground drilling program in an attempt to provide sufficient information for part of this resource to be upgraded to a reserve.

     Other McArthur River Information

For information pertaining to:

(a)	markets and contracts for sale of uranium produced from McArthur River, see “Uranium Concentrates Business-Marketing”; and

(b)	taxes and royalties on McArthur River uranium production, see “Government Regulation-Canadian Royalties and Certain Taxes” and “Government Regulation-Canadian Income Taxes”.

There are some exploration and development activities planned for the McArthur River operation in 2005 but these are not considered to be material.

Rabbit Lake

Rabbit Lake is a uranium mining and milling complex that has been in operation since 1975 and is wholly owned by Cameco. The Eagle Point mine, located on the Rabbit Lake lease, was reopened in 2002, ending a care and maintenance period of three years. Following resumption of Eagle Point ore production, the Rabbit Lake mill also resumed operation in 2002, ending a one-year care and maintenance period. Based upon the current mine plan,

2004 Cameco Annual Information Form

Rabbit Lake reserves are forecast to be depleted in 2007. The mineral reserve and resource estimates for Rabbit Lake are found at “Uranium Concentrates Business-Reserves and Resources”.

Cameco has been carrying out exploration and delineation drilling in the vicinity of the Eagle Point mine since 2003. Results to date have added 7.4 million pounds of probable reserves and extended the mine life. Prospects for additional reserves have been identified near the current mine. Cameco is conducting exploration from surface and underground in an attempt to further extend the Eagle Point mine life.

There are two permits that must be maintained to conduct mining and milling activities at Rabbit Lake. Cameco holds a “Uranium Mine Operating Licence” from the CNSC and an “Approval to Operate Pollutant Control Facilities” from SE. Both permits will expire on October 31, 2008.

The property is subject to decommissioning liabilities. In accordance with regulatory requirements, Cameco has filed with the provincial government a conceptual decommissioning and reclamation plan and has provided a $36 million letter of credit as security for decommissioning the property.

Subject to regulatory approval, it is expected that the Rabbit Lake mill will process approximately one-half of the Cigar Lake uranium for a period of some 12 years. Deliveries of Cigar Lake uranium to the Rabbit Lake mill may commence in 2009. An environmental impact statement for the processing of uranium from the Cigar Lake mine at Rabbit Lake is expected to be filed with regulators in 2006.

Crow Butte

Crow Butte, which has been in production since 1991, is an ISL uranium operation located near Crawford, Nebraska, USA. Cameco holds a 100% interest in Crow Butte through its wholly owned subsidiary, Crow Butte Resources Inc. The mineral reserve and resource estimates for Crow Butte are found at “Uranium Concentrates Business-Reserves and Resources”.

Crow Butte is subject to decommissioning liabilities. In accordance with regulatory requirements, the operator of the property has provided a $16.1 million (US) letter of credit to the State of Nebraska as security for decommissioning the property.

Smith Ranch – Highland

Smith Ranch – Highland is an ISL uranium operation located near the towns of Glenrock and Douglas, Wyoming, USA. It is owned 100% by Cameco through its wholly owned subsidiary, Power Resources, Inc. (“PRI”). The mineral reserve and resource estimates for Smith Ranch – Highland are found at “Uranium Concentrates Business-Reserves and Resources”.

In July 2002, PRI purchased the Smith Ranch ISL uranium operation. It is located in Wyoming, adjacent to PRI’s Highland operation. As part of the purchase, PRI assumed decommissioning liabilities, estimated at $9.2 million (US), associated with Smith Ranch and purchased about $6 million (US) in uranium inventory. Cameco guaranteed PRI’s assumption of these decommissioning liabilities.

The Smith Ranch mill processes all Smith Ranch and Highland ISL mined uranium. As a result, the Highland mill is being maintained on a care and maintenance basis.

Smith Ranch – Highland is subject to decommissioning liabilities. In accordance with regulatory requirements, PRI has provided letters of credit totalling $38.1 million (US) to the State of Wyoming as security for decommissioning these properties.

Development Projects

Cameco has one material uranium development project – Cigar Lake in Saskatchewan. In December 2004, the Cigar Lake joint venture decided to proceed with development of the Cigar Lake mine with the target of commencing production in 2007. Cameco also has a uranium development project in Kazakhstan called Inkai. In April 2004, Joint Venture Inkai decided to develop an ISL mine at Inkai uranium deposit with the target of achieving commercial production in late 2007.

Continued development and start up of production at these two projects is subject to the timely receipt of all necessary approvals, permits and licences.

2004 Cameco Annual Information Form

Cigar Lake

Cigar Lake is the world’s second largest known high-grade uranium deposit. Cigar Lake is owned by joint venture partners Cameco (50.025%), Cogema (37.1%), Idemitsu Uranium Exploration Canada Ltd. (7.875%) and TEPCO Resources Inc. (5.0%). Cameco is the operator. At December 31, 2004, Cameco’s share of proven and probable reserves was 276,000 tonnes of ore containing 115.8 million pounds U3O8 with an average grade of 19% U3O8 and inferred resources of 159,000 tonnes containing 59.1 million pounds U3O8 with an average grade of 16.9% U3O8.

On December 21, 2004, the Cigar Lake joint venture decided to proceed with construction at the Cigar Lake project. This decision was made after the CNSC announced on December 20, 2004, that it had approved a construction licence for Cigar Lake. Construction began on January 1, 2005 and will take approximately 27 months to complete. Production could begin in 2007 followed by a ramp up period of up to three years before the mine reaches expected full production of 18 million pounds per year. In making the development decision, the Cigar Lake joint venture approved a construction budget of approximately $450 million (Cameco’s share is $225 million) that includes surface and underground facilities at Cigar Lake as well as changes, subject to regulatory approval, to the milling facilities at McClean Lake and Rabbit Lake.

Initially Cigar Lake ore will be processed at the mill located at Cogema’s McClean Lake operation, 70 km to the northeast. As Cigar Lake production ramps up to full capacity, just over half of final uranium processing will be completed at Cameco’s Rabbit Lake mill facility, pending regulatory approval.

During construction, a maximum of about 350 workers will be employed at the Cigar Lake site. Approximately 250 people will be permanently employed after production begins.

From the commencement of production and at an assumed annual production of 18 million pounds, Cameco estimates the first phase of Cigar Lake will have a mine life of approximately 15 years and a payback period of capital invested of approximately 8 years.

     Property Description and Environment

The Cigar Lake minesite is located near Waterbury Lake, approximately 660 kilometres north of Saskatoon. The Cigar Lake minesite was developed for the activities of test mining. At present, the site consists of an underground development, complete with two main levels and a 500-metre mine shaft and head frame, water treatment ponds, standby generators, freeze plant, office, shop, warehouse, construction residences and support installations.

The surface facilities and mine shaft for the Cigar Lake project are located on lands owned by the province of Saskatchewan. Cameco acquired the right to use and occupy the lands under a surface lease agreement with the province of Saskatchewan. The most recent surface lease was signed in May 2004 and is valid for 33 years. Obligations attached to the surface lease agreement primarily relate to annual reporting regarding the status of the environment, the land development and progress made on northern employment and business development. The lease is renewable if necessary until full property decommissioning has been achieved. The Cigar Lake surface lease covers a total of 974 hectares.

The mineral property consists of one mineral lease, totalling 308 hectares, and 25 mineral claims, totalling 92,740 hectares. The mineral lease and mineral claims are contiguous. The Cigar Lake deposit is located in the area subject to mineral lease ML5521. The right to mine this uranium deposit was acquired under this mineral lease, as renewed, effective December 1, 2001. The mineral lease is for a term of 10 years with the right to renew for successive 10 year terms absent a default by Cameco.

Surrounding the Cigar Lake deposit are 25 mineral claims. Title to the mineral claims is secured until 2023. A mineral claim grants the holder the right to explore for minerals within the claim lands and the right to apply for a mineral lease.

All reserves and resources on the property are part of the Cigar Lake orebody.

For additional information on mineral leases, mineral claims and surface leases, see “Land Tenure-Saskatchewan Operations”.

Uranium produced from this property will be subject to Saskatchewan royalties as described in “Government Regulation-Canadian Royalties and Certain Taxes”.

2004 Cameco Annual Information Form

The property is subject to decommissioning liabilities. In accordance with regulatory requirements Cameco, as project operator, has filed with the regulatory agencies a conceptual decommissioning and reclamation plan for the test mining infrastructure and surface disturbance. Financial assurances have been provided by each of the owners for a total amount of $4.2 million to cover their respective portion of the decommissioning work.

     Site accessibility, infrastructure and physiography

Access to the property is by road and by air. Supplies are transported by truck on an all-weather road and can be easily shipped from anywhere in North America through Cameco’s transit warehouse in Saskatoon. Site activities are carried out all year despite the cold weather during the winter months. The fresh air is heated with propane-fired burners before being introduced underground when the air temperature is below freezing. The water for the industrial activities and the camp come from nearby Waterbury Lake. The site is connected to the provincial electricity grid. There are standby generators in case of grid power failures. Personnel are recruited from the northern communities and major population centers such as Saskatoon. The underground work is tendered to a mining contractor.

The surface lease grants sufficient rights, subject to regulatory approvals, for mining operations and the lands subject to the surface lease are sufficient for personal accommodation, access to water, airport, site roads and other necessary buildings and infrastructure. Cameco expects that tailings management facilities will not be required at Cigar Lake, as ore will not be milled at Cigar Lake.

The topography and the environment are typical of the taiga forested lands common to the Athabasca basin area of northern Saskatchewan. The area is covered with thick overburden. The site is approximately 490 metres above sea level.

     History

The first uranium mineralization discovery at Cigar Lake was in May 1981. Since that time, the deposit has been defined by approximately 200 holes and 92,000 metres of core drilling from surface. Cigar Lake Mining Corporation (“CLMC”) was the operator of the project from 1985 to 2001. Effective January 1, 2002, Cameco replaced CLMC as operator.

In 1993, a preliminary feasibility study was delivered to the joint venture partners. An environmental impact statement was filed with the relevant regulatory agencies in 1995. Technical challenges involving groundwater, rock properties and radiation protection were evaluated during the test mining phase.

Public hearings on the project environmental impact statement were concluded in 1997 and the joint federal-provincial panel recommended to the governments of Canada and Saskatchewan that the project be allowed to proceed, subject to resolution, on terms acceptable to regulatory authorities, of issues with respect to a tailings management facility and waste rock disposal. In April 1998, both levels of government accepted the joint panel recommendations and authorized the project to proceed to the regulatory licensing stage.

In June 2001, the joint venture partners approved a feasibility study and detailed engineering design was initiated. The initial estimate of the project development costs was $350 million on a 100% basis.

In early 2003, the CNSC informed Cameco that a new screening level environmental assessment would need to be completed prior to the issuance of construction and operating licences. On June 30, 2004, the CNSC approved the environmental assessment, allowing the project to move to the CNSC construction licensing stage. In July 2004, the CNSC issued a licence to Cameco for construction of specific surface facilities. On December 20, 2004, the CNSC approved the full construction licence for the Cigar Lake project.

Although Cameco has received a full construction licence from the CNSC, additional permits will be required for operation of the Cigar Lake mine. Through its experience in constructing and operating uranium mines in Saskatchewan, Cameco is familiar with the statutory, regulatory and procedural framework governing the environmental approval and permitting process for new mining projects. Based upon Cameco’s experience to date, Cameco believes that all permits and approvals required for operation will be obtained in a timely fashion and in the ordinary course of business.

2004 Cameco Annual Information Form

     Geology and Mineralization

The Cigar Lake deposit is located approximately 40 kilometres inside the margin of the eastern part of the Athabasca Basin. It occurs at the unconformity contact between rock of the Athabasca Group and underlying lower Proterozoic Wollaston Group metasedimentary rocks, an analogous setting to the Key Lake, the McClean Lake and Collins Bay deposits. It shares many similarities with these deposits, including general structural setting, mineralogy, geochemistry, host rock association and the age of the mineralization. The Cigar Lake deposit is distinguished from other similar deposits by its size, its very high grade, and the high degree of associated hydrothermal clay alteration. The deposit is flat lying, approximately 1950 metres long, 20 to 100 metres wide, and ranges up to 16 metres thick. It occurs at depths ranging between 410 to 450 metres below the surface.

     Exploration and Estimates

The exploration of the Cigar Lake deposit was performed by Cogema. A data bank was created from all assay measurement of the various elements. Algorithms were established for the density determination based on the nature of the mineralization and of the surrounding ground.

Cogema produced for CLMC various reserve and resource estimates. These estimates were reviewed in 2000 by a task force from Cogema, CLMC and Cameco. At that time, new test reserve and resource estimates were completed both by Cogema and Cameco and the results were compared.

A new definition of the reserves based on the latest technical tests and economics has been implemented. The new definition is based on a minimum uranium content and a minimum grade for each estimated block.

Cameco believes that Cogema developed and implemented acceptable procedures for quality control, data verification and security of information resulting from exploration drilling activities at Cigar Lake.

     Test Mining

A test mining program was approved in late 1987. Shaft sinking began in 1988, reaching a final depth of 501 metres in early 1990. Horizontal development was advanced on two levels and test mining in frozen ground, using box hole boring and high pressure water jet boring, was successfully carried out in 1991 and 1992.

During 1998, CLMC successfully tested a mechanical mine development system suitable to local underground conditions and at year-end commissioned a freeze hole drilling system. Also, throughout 1998, CLMC produced a number of engineering studies that examined project development and milling options.

In 1999 and 2000, further jet boring tests were completed with improved systems. Information acquired from these tests was used to update the feasibility study, which was later approved by the joint venture partners in June 2001.

Subject to regulatory approval, the jet boring mining method will be used to mine the ore body. It will consist of four metre diameter holes bored with a high pressure water jet in the previously frozen high grade orebody. The ore will be ground and slurried underground, pumped to surface and loaded into specialized containers. All the ore slurry will be shipped to Cogema’s McClean Lake mill for initial processing. Approximately one-half of the resulting uranium bearing solution will then be processed at the McClean Lake mill with the other half being transported to the Rabbit Lake mill for further processing. See “Rabbit Lake”

     Cigar Lake Resource and Reserve Estimates

The mineral reserve and resource estimates for Cigar Lake are found at “Uranium Concentrates Business-Reserves and Resources”. The key assumptions, parameters and methods used in making these estimates are:

1.	Key Assumptions

(a)	the reserves reported include allowances for dilution and mining recovery;

(b)	no such allowances are applied to mineral resources;

(c)	the minimum grade for proven reserves is 5.9% U3O8 and for probable reserves is 1.2% U3O8; and

2004 Cameco Annual Information Form

(d)	for the purpose of estimating reserves in accordance with National Instrument 43-101 of the Canadian securities regulatory authorities, a uranium price of $21.80 (US) was used. For the purpose of estimating reserves in accordance with United States Securities and Exchange Commission’s Industry Guide 7 for US reporting purposes, a uranium price of $13.40 (US) was used. Estimated reserves at Cigar Lake are the same using either uranium price.

2.	Key Parameters

(a)	grades (percentage U3O8) were obtained from assaying of drill core and checked against radiometric results. In areas of lost core or poor recovery, reliance was placed on radiometric grade determined from the gamma probing;

(b)	where density was not directly measured for each sample, a correlation between uranium grade and density was applied; and

(c)	reserves at Cigar Lake are based on estimated quantities of mineralized material recoverable by established mining methods.

3.	Key Methods

(a)	the geological interpretation of the orebody outline was done on planviews, a two-dimension horizontal block model delineates the deposit with block of size 15 metres x 6 metres;

(b)	ordinary kriging served to estimate the grade, thickness and density of the blocks; and

(c)	reserves are defined as the economically mineable part of the indicated and measured resources. Only reserves have demonstrated economic viability. The amount of reported resources does not include amounts identified as reserves.

Although Cameco believes Cigar Lake reserve and resource estimates are unlikely to be materially affected by external factors, such as metallurgical, safety and environmental, permitting, legal, title, taxation and political issues, there can be no assurance that they will not be. There are numerous uncertainties inherent in estimating mineral reserves and resources. The accuracy of any reserve and resource estimation is the function of the quality of available data and of engineering and geological interpretation and judgment. Results from drillings, testing and production, as well as a material change in the uranium price, subsequent to the date of the estimate, may justify revision of such estimates.

     Other Cigar Lake Information

For information pertaining to:

(a)	markets and contracts for sale of uranium produced from Cigar Lake, see “Uranium Concentrates Business-Marketing”; and

(b)	taxes and royalties on Cigar Lake uranium production, see “Government Regulation-Canadian Royalties and Certain Taxes” and “Government Regulation-Canadian Income Taxes”.

Inkai

Inkai is an ISL project under development located in the Central Asian Republic of Kazakhstan and consists of three contiguous license blocks (leases). The project is owned and operated by Joint Venture Inkai, which is owned by Cameco (60%) and KazAtomProm (40%). The latter is a company owned by the Republic of Kazakhstan. The mineral reserve and resource estimates for Inkai are found at “Uranium Concentrates Business-Reserves and Resources”.

In April 1999, Inkai received from the government of Kazakhstan a mining (extraction) licence for Block No. 1 and an exploration licence for Blocks No. 2 & 3. The associated subsoil use contract, covering both licences, was signed by the government and Joint Venture Inkai in July 2000. Subsequent to signing of the contract, Joint Venture Inkai obtained the permits and authorizations needed to start construction of the test mine at Block No. 2. Construction of the test mine facilities was substantially completed in December 2001. Test mining operations commenced in April 2002, following regulatory approval. Test mining has continued since that time. At December 31, 2004, since the

2004 Cameco Annual Information Form

commencement of operations, the total production at the test mine was 0.9 million pounds. Plans are underway for expansion of the test mine to increase production and to test different areas of the ore body. The test mine is expected to produce about 0.45 million pounds in 2005. The costs, net of sales proceeds, from Inkai production are capitalized until commercial production is achieved.

In April 2004, Joint Venture Inkai decided to proceed with construction of an ISL mine at Inkai, with a planned annual capacity of 2.6 million pounds, after they approved a feasibility study which estimated the capital cost to do so at $38 million (US). Subsequently, the joint venture approved the expansion of the proposed mine to have a 5.2 million pound annual capacity at an estimated capital cost of $83 million (US). Subject to regulatory approval, the mine is expected to achieve commercial production in late 2007 and ramp up to full production in 2009.

In the first half of 2005, Joint Venture Inkai intends to submit an environmental assessment and design plan for construction of the new mine to Kazakh authorities for approval in accordance with the requirements of local law. Construction will proceed once regulatory approval is received, which is expected in the third quarter of 2005. Through its experience in constructing and operating the test mine, Cameco is familiar with the statutory, regulatory and procedural framework governing the environmental approval and permitting process for new mining projects in Kazakhstan. Based upon Cameco’s experience to date, Cameco believes that all permits and approvals required for construction and operation of the new ISL mine will be obtained in a timely fashion and in the ordinary course of business.

Cameco has agreed to fund up to $40 million (US) for project development, which includes funding of the test mine, with an interest bearing loan. To December 31, 2004, Cameco, through subsidiaries, had advanced $28 million (US). Joint Venture Inkai will fund the remainder. Repayment of the principal amount of the loan is expected once commercial production commences. Joint Venture Inkai is obligated to repay the loan and interest.

The Inkai ISL project is subject to decommissioning liabilities. Subsequent to commencement of commercial production, Joint Venture Inkai is required to establish a separate bank account and make contributions to the account as security for decommissioning the property. Contributions to such bank account are capped at $500,000 (US).

Exploration

Cameco carries out mineral exploration for new uranium resources on substantial landholdings, principally located in two areas: the Athabasca basin of northern Saskatchewan and the Arnhem Land region in Northern Territory, Australia. The subdivision of lands (properties in which Cameco holds interests greater than 10%) and uranium exploration expenditures is as follows:

Area	hectares at Dec. 31 2004	2004 actual expenditures (000’s)
Saskatchewan	595,000	$8,900
Northwest Territories	133,000	$100
Australia	1,868,000	$5,100
Other	44,000	$2,900

Totals	2,640,000	$17,000

The majority of Cameco’s exploration lands are explored as joint ventures with other mining companies, with Cogema the most common joint venture partner. At year-end 2004, Cameco operated approximately 80% of its exploration projects, including joint ventures. The majority of Cameco’s exploration projects are early to middle stage, on which indications of economic grades or quantities of uranium have not yet been identified.

In 2004, Cameco also carried out surface exploration near existing mines, specifically the Rabbit Lake and McArthur River operations, with the intent to locate new resources that could be developed to expand or extend these operations. This exploration was successful at both locations. At Rabbit Lake, a new zone, the O2Next zone, was discovered north of the Eagle Point mine. Work on another advanced exploration project, the Cree Extension project, has advanced the Millennium discovery, initially made in 2000, to an indicated and inferred resource.

Cameco periodically acquires new exploration land holdings in both Canada and Australia, where the Company perceives the discovery potential to be worth the cost of acquiring and holding the land. At the same time, the Company may decide to reduce its interest in certain projects through farm-out agreements or other arrangements.

2004 Cameco Annual Information Form

At December 31, 2004, Cameco owned a 25.2% interest in UEX Corporation, a TSX listed junior exploration company formed in 2002 from a combination of exploration assets previously held by Cameco and Pioneer Metals Corporation, and has certain rights related to financing, milling, and marketing future uranium deposits produced by UEX. Once Cameco’s interest falls below 20%, these special rights end.

Since many areas of the world are known to host numerous types of uranium mineralization, Cameco actively investigates the uranium exploration potential of areas other than those described above. No major exploration projects are currently being undertaken in areas outside Canada and Australia.

Reserves and Resources

The disclosure in this Annual Information Form of scientific and technical information regarding Cameco’s uranium properties, including reserve and resource estimates and the description of the geology, were prepared by or under the supervision of the following qualified persons:

Qualified Persons	Properties
Alain Gaston Mainville, Geologist and Professional Geoscientist, who is Manager, Mining Resources and Methods at Cameco	McArthur River, Rabbit Lake, Key Lake, Dawn Lake, and Millennium

Raymond Jean-François Chauvet, Geological Engineer and Professional Geoscientist, who was Director, Mining Resources and Methods at Cameco.	Cigar Lake and Inkai

Steve Lunsford, Registered Professional Geologist Wyoming, who is Chief Geologist at Power Resources, Inc.	Crow Butte, Gas Hills-Peach, Highland, North Butte/Brown Ranch, NorthWest Unit, Peach, Reynolds Ranch, Ruby Ranch, Ruth, Shirley Basin and Smith Ranch.

The qualified persons as a group, beneficially own, directly or indirectly, less than 1% of the issued and outstanding common shares of Cameco.

Canadian Securities Administrators’ National Instrument 43-101 requires mining companies to disclose reserves and resources using the subcategories of proven reserves, probable reserves, measured resources, indicated resources and inferred resources. Cameco reports reserves and resources separately. (See “Note Regarding Reserves and Resources.”)

Commencing December 31, 2004, Cameco reports all its mineral reserves as a quantity of contained ore supporting the mining plans. Generally, this approach has always been used to estimate and report the uranium reserves for Cameco’s Canadian properties. In contrast, the reserve estimates for Cameco’s US and Inkai ISL properties were reported as the recoverable uranium after giving effect to the expected leaching and processing loss. As part of this standardized approach to reserve reporting, Cameco is now disclosing in its reserves table its estimate of the metallurgical recovery for each of its properties. Metallurgical recovery is a term used in the mining industry to indicate the proportion of valuable material physically recovered by the metallurgical extraction process. The estimated recoverable amount of a commodity is obtained by multiplying the reserves “Content” by the “Estimated Metallurgical Recovery Percentage”.

2004 Cameco Annual Information Form

Uranium Reserves

The following table shows the estimated uranium reserves as at December 31, 2004 on a property basis and Cameco’s share.

	PROVEN			PROBABLE			TOTAL RESERVES
	(100% basis)			(100% basis)			(100% basis)
			Content			Content			Content	Cameco’s	Estimated
		Grade	(lbs		Grade	(lbs		Grade	(lbs	Share	Metallurgical	Mining
RESERVES (1)(5)	Tonnes	%U3O8	U3O8)	Tonnes	%U3O8	U3O8)	Tonnes	%U3O8	U3O8)	(lbs U3O8)	Recovery %	Method (2)
PROPERTY	(tonnes in thousands; pounds in millions)
Cigar Lake	497.0	20.67	226.3	54.0	4.41	5.2	551.0	19.06	231.5	115.8	99%	UG
Crow Butte	899.0	0.39	7.8	195.6	0.24	1.0	1,094.6	0.36	8.8	8.8	85%	ISL
Gas Hills – Peach	—	—	—	5,511.4	0.18	22.1	5,511.4	0.18	22.1	22.1	65%	ISL
Highland	524.4	0.11	1.2	1,008.5	0.13	2.9	1,532.9	0.12	4.1	4.1	80%	ISL
Inkai	22,700.0	0.07	35.4	63,700.0	0.06	79.0	86,400.0	0.06	114.4	68.6	80%	ISL
Key Lake	61.9	0.52	0.7	—	—	—	61.9	0.52	0.7	0.6	99%	OP
McArthur River	570.3	26.56	333.9	203.6	19.06	85.6	773.9	24.59	419.5	292.8	99%	UG
North Butte/Brown Ranch	—	—	—	2,388.1	0.15	7.9	2,388.1	0.15	7.9	7.9	80%	ISL
Rabbit Lake	306.4	1.20	8.1	172.0	1.62	6.1	478.4	1.35	14.2	14.2	97%	UG
Ruby Ranch	—	—	—	2,132.4	0.11	5.1	2,132.4	0.11	5.1	5.1	80%	ISL
Ruth (3)	—	—	—	532.6	0.13	1.5	532.6	0.13	1.5	1.5	80%	ISL
Smith Ranch	407.1	0.10	0.9	4,511.3	0.11	11.1	4,918.4	0.11	12.0	12.0	80%	ISL

Total (4)	25,966.1	1.07	614.3	80,409.5	0.13	227.5	106,375.6	0.36	841.8	553.4

Notes:

(1)	Cameco reports reserves and resources separately.

(2)	Mining Method: OP – Open Pit; UG – Underground; ISL – In situ leaching.

(3)	For United States reporting purposes, Industry Guide 7 under the Securities and Exchange Act of 1934, as interpreted by the staff of the U.S. Securities and Exchange Commission, applies different standards to classify mineralization as a reserve. Accordingly, for U.S. reporting purposes as of December 31, 2004, the mineralization at the Ruth uranium in situ leach project in Wyoming is classified as mineralized material.

(4)	Totals may not add, due to rounding

(5)	For the purpose of estimating reserves in accordance with National Instrument 43-101, a uranium price of $21.80 (US) was used. For the purpose of estimating reserves in accordance with US Securities Commission Industry Guide 7 for US reporting purposes, a uranium price of $13.40 (US) was used. Estimated uranium reserves are the same using either uranium price except for the Ruth uranium in situ leach project in Wyoming which is classified for US reporting purposes as mineralized material.

In addition to the above reserves, Cameco has contractually committed supplies, including supplies under the HEU Commercial Agreement, of approximately 71 million pounds of uranium from January 1, 2005 until the end of 2013.

     Uranium Measured and Indicated Resources

Cautionary Note to US Investors concerning estimates of Measured and Indicated Resources:

This section uses the terms “measured resources” and “indicated resources”. United States investors are advised that while those terms are recognized and required by Canadian securities regulatory authorities, the United States Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposit in these categories will ever be converted into proven or probable reserves.

2004 Cameco Annual Information Form

The following table shows the estimated uranium measured and indicated resources as at December 31, 2004 on a property basis and Cameco’s share.

							MEASURED
	MEASURED			INDICATED			AND INDICATED
	(100% basis)			(100% basis)			(100% basis)

			Content			Content			Content	Cameco’s
		Grade	(lbs		Grade	(lbs		Grade	(lbs	Share	Mining
RESOURCES (1)	Tonnes	% U3O8	U3O8)	Tonnes	% U3O8	U3O8)	Tonnes	% U3O8	U3O8)	(lbs U3O8)	Method (2)
PROPERTY	(tonnes in thousands; pounds in millions)
Crow Butte	—	—	—	1,183.8	0.26	6.8	1,183.8	0.26	6.8	6.8	ISL
Dawn Lake	—	—	—	347.0	1.69	12.9	347.0	1.69	12.9	7.4	OP&UG
Gas Hills – Peach	2,288.3	0.09	4.7	1,874.9	0.09	3.8	4,163.2	0.09	8.5	8.5	ISL
Highland	782.3	0.10	1.7	47.0	0.09	0.1	829.3	0.10	1.8	1.8	ISL
Inkai	—	—	—	3,600.0	0.04	2.9	3,600.0	0.04	2.9	1.7	ISL
McArthur River	43.5	10.28	9.9	39.8	8.39	7.4	83.3	9.42	17.3	12.0	UG
Millennium	—	—	—	547.0	2.87	34.6	547.0	2.87	34.6	14.5	UG
North Butte/Brown Ranch	—	—	—	2,753.7	0.11	6.8	2,753.7	0.11	6.8	6.8	ISL
Northwest Unit	—	—	—	1,857.5	0.06	2.4	1,857.5	0.06	2.4	2.4	ISL
Rabbit Lake	—	—	—	310.0	0.59	4.0	310.0	0.59	4.0	4.0	UG
Reynolds Ranch	1,309.8	0.09	2.7	4,594.0	0.08	7.8	5,903.8	0.08	10.5	10.5	ISL
Ruby Ranch	482.2	0.08	0.9	388.5	0.07	0.6	870.7	0.08	1.5	1.5	ISL
Ruth	—	—	—	480.6	0.06	0.6	480.6	0.06	0.6	0.6	ISL
Shirley Basin	89.1	0.15	0.3	1,635.9	0.11	4.1	1,725.0	0.12	4.4	4.4	ISL
Smith Ranch	30.8	0.20	0.1	2,381.4	0.09	5.0	2,412.2	0.10	5.1	5.1	ISL

Total (3)	5,026.0	0.18	20.3	22,041.1	0.21	99.8	27,067.1	0.20	120.1	88.0

Notes:

(1)	Cameco reports reserves and resources separately. The amount of reported resources does not include those amounts identified as reserves.

(2)	Mining Method: OP – Open Pit; UG – Underground; ISL – In situ leaching.

(3)	Totals may not add, due to rounding.

2004 Cameco Annual Information Form

     Uranium Inferred Resources

Cautionary Note to US Investors concerning estimates of Inferred Resources:

This section uses the term “inferred resources”. United States investors are advised that while this term is recognized and required by Canadian securities regulatory authorities, the United States Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence and great amount of uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred resource will ever be upgraded to a higher category. Under Canadian securities regulations, estimates of inferred resources may not form the basis of feasibility or prefeasibility studies. Investors are cautioned not to assume that part or all of an inferred resource exists or is economically or legally mineable.

The following table shows the estimated uranium inferred resources as at December 31, 2004 on a property basis and Cameco’s share.

	INFERRED RESOURCES (1)
	(100% basis)
		Grade	Content	Cameco’s Share	Mining
	Tonnes	% U3O8	(lbs U3O8)	(lbs U3O8)	Method (2)
PROPERTY	(tonnes in thousands; pounds in millions)
Cigar Lake	317.0	16.92	118.2	59.1	UG
Crow Butte	1,627.4	0.20	7.0	7.0	ISL
Highland	587.6	0.15	2.0	2.0	ISL
Inkai	253,918.0	0.05	268.0	160.8	ISL
McArthur River	503.5	9.51	105.5	73.7	UG
Millennium	293.0	2.44	15.8	6.6	UG
North Butte/Brown Ranch	321.5	0.10	0.7	0.7	ISL
Northwest Unit	997.2	0.05	1.1	1.1	ISL
Reynolds Ranch	5,487.2	0.06	7.1	7.1	ISL
Shirley Basin	506.8	0.10	1.1	1.1	ISL
Smith Ranch	644.2	0.07	1.0	1.0	ISL

Total (3)	265,203.4	0.09	527.5	320.2

Notes:

(1)	Cameco reports reserves and resources separately. The amount of reported resources does not include those amounts identified as reserves.

(2)	Mining Method: OP – Open Pit; UG – Underground; ISL – In situ leaching.

(3)	Totals may not add, due to rounding

     Uranium Reserves Reconciliation

The following reconciliation of Cameco’s share of uranium reserves reflects the changes in reserves during 2004. The 2004 additions and deletions result from additional information provided by mining and milling, analysis of drilling results, and reclassification.

A re-assessment of the mining and economic parameters used to estimate reserves at some ISL properties in Wyoming has resulted in the loss of 13.5 million pounds of reserves and the reclassification of some proven reserves to the probable category. At Crow Butte, development drilling resulted in an increase of 1.8 million pounds of reserves. Due to the change in reporting format for the ISL properties as disclosed before the uranium reserves table, in place reserves contain nearly 29 million pounds more than previously reported as recoverable reserves. At Rabbit Lake, underground drilling has delineated additional reserves of 7.4 million pounds U3O8.

2004 Cameco Annual Information Form

	Reconciliation of Cameco’s Share of Uranium Reserves
	(in thousands of pounds U3O8)
		2004	2004
	December 31, 2003	Throughput (1)	Addition (Deletion)		December 31, 2004
Reserves – Proven
Cigar Lake	113,222	—	—		113,222
Crow Butte	4,528	(826)	4,092	(2)	7,794
Gas Hills – Peach	8,785	—	(8,785)	(2)	—
Highland	2,831	(507)	(1,162)	(2)	1,162
Inkai	16,969	—	4,242	(2)	21,211
Key Lake	590	—	—		590
McArthur River	244,462	(12,368)	993	(2)	233,087
Rabbit Lake	12,490	(5,662)	1,268	(2)	8,096
Ruby Ranch	2,896	—	(2,896)	(2)	—
Smith Ranch	5,842	(715)	(4,231)	(2)	896

Total Proven Reserves	412,615	(20,078)	(6,479)		386,058

Reserves – Probable
Cigar Lake	2,625	—	—		2,625
Crow Butte	1,998	—	(985)	(2)	1,013
Gas Hills – Peach	6,070	—	15,986	(2)	22,056
Highland	5,143	—	(2,288)	(2)	2,855
Inkai	37,930	—	9,482	(2)	47,412
McArthur River	60,222	(500)	—	(2)	59,722
North Butte/Brown Ranch	7,452	—	487	(2)	7,939
Rabbit Lake	—	—	6,132	(2)	6,132
Ruby Ranch	1,424	—	3,658	(2)	5,082
Ruth (3)	1,249	—	221	(2)	1,470
Smith Ranch	13,601	—	(2,544)	(2)	11,057

Total Probable Reserves	137,714	(500)	30,149		167,363

Total Reserves	550,329	(20,578)	23,670		553,421

Notes:

(1)	Corresponds to millfeed. The discrepancy between the 2004 millfeed and Cameco’s share of 2004 pounds U3O8produced is due to mill recovery, mill inventory and the processing of low grade material.

(2)	Changes in reserves or resources, as applicable, include reassessment of geological data, results of information provided by mining and milling, and subsequent re-classification of reserves or resources, as applicable.

(3)	For United States reporting purposes, Industry Guide 7 under the Securities and Exchange Act of 1934, as interpreted by the staff of the US Securities and Exchange Commission, applies different standards to classify mineralization as a reserve. Accordingly, for United States reporting purposes, the mineralization at the Ruth uranium in situ leach project in Wyoming is classified as mineralized material.

     Uranium Resources Reconciliation

The following reconciliation of Cameco’s share of uranium resources reflects the changes in resources during 2004. The 2004 additions and deletions result from additional information provided by mining and milling, analysis of drilling results, and reclassification.

The major change is resources during 2004 is the re-classification of 73.7 million pounds U3O8 of indicated resources to inferred resources at McArthur River to reflect a lower confidence in the geometry and grade of the mineralization encountered by widely spaced historical surface drilling. Successful drilling at the Millennium project has identified indicated resources of 14.5 million pounds U3O8 and inferred resources of 6.6 million pounds U3O8. The re-assessment of the mining and economic parameters used to define reserves at some ISL properties in Wyoming has resulted in the loss of 3.4 million pounds of resources. Drilling at Crow Butte has successfully converted 1.1 million pounds of inferred resources into the reserves category.

2004 Cameco Annual Information Form

Reconciliation of Cameco’s Share of Uranium Resources
(in thousands of pounds U3O8)

		2004	2004
	December 31, 2003	Throughput (1)	Addition (Deletion)		December 31, 2004
Resources – Measured
Gas Hills – Peach	4,662	—	—		4,662
Highland	2,212	—	(549)	(2)	1,663
McArthur River	6,879	—	—		6,879
Reynolds Ranch	2,654	—	—		2,654
Ruby Ranch	862	—	—		862
Shirley Basin	304	—	—		304
Smith Ranch	1,264	—	(1,126)	(2)	138

Total Measured Resources	18,837	—	(1,675)		17,162

Resources – Indicated
Crow Butte	6,849	—	—		6,849
Dawn Lake	7,436	—	—		7,436
Gas Hills – Peach	2,911	—	934	(2)	3,845
Highland	3,148	—	(3,056)	(2)	92
Inkai	1,740	—	—		1,740
McArthur River	78,811	—	(73,675)	(2)	5,136
Millennium	—	—	14,520	(2)	14,520
North Butte/Brown Ranch	6,829	—	(41)	(2)	6,788
Northwest Unit	2,361	—	—		2,361
Rabbit Lake	3,958	—	51	(2)	4,009
Reynolds Ranch	7,791	—	—		7,791
Ruby Ranch	581	—	—		581
Ruth	761	—	(152)	(2)	609
Shirley Basin	4,085	—	—		4,085
Smith Ranch	133	—	4,818	(2)	4,951

Total Indicated Resources	127,394	—	(56,601)		70,793

Total Measured & Indicated	146,231	—	(58,276)		87,955

Resources – Inferred
Cigar Lake	59,105	—	—		59,105
Crow Butte	8,042	—	(1,063)	(2)	6,979
Highland	1,977	—	—		1,977
Inkai	160,793	—	—		160,793
McArthur River	—	—	73,675	(2)	73,675
Millennium	—	—	6,630	(2)	6,630
North Butte/Brown Ranch	1,367	—	(633)	(2)	734
Northwest Unit	1,093	—	—		1,093
Reynolds Ranch	7,442	—	(343)	(2)	7,099
Shirley Basin	1,132	—	—		1,132
Smith Ranch	4,295	—	(3,285)	(2)	1,010

Total Inferred Resources	245,246	—	74,981		320,227

Notes:

(1)	Corresponds to millfeed. The discrepancy between the 2004 millfeed and Cameco’s share of 2004 pounds U3O8 produced is due to mill recovery, mill inventory and the processing of low grade material.

(2)	Changes in reserves or resources, as applicable, include reassessment of geological data, results of information provided by mining and milling, and subsequent re-classification of reserves or resources, as applicable.

2004 Cameco Annual Information Form

Uranium Fuel Conversion Services

Market Background

     Demand

The demand for UF6 conversion services is directly linked to the level of electricity generated by light water moderated nuclear power plants. The demand for UO2 conversion services is linked to the level of electricity generated by heavy water moderated nuclear power plants such as CANDU reactors. Western world demand for UF6 and natural UO2 conversion services in 2004 was estimated to be approximately 60 million kilograms of uranium. It is estimated that this demand will increase to approximately 67 million kilograms of uranium by 2014. Demand in the former Soviet Union, Eastern Europe and China in 2004 was about 8 million kilograms of uranium and is expected to increase to about 13 million kilograms of uranium by 2014.

Most utility companies operating nuclear reactors purchase their uranium requirements in the form of concentrates directly from mining and milling operators. The uranium contained in the concentrates is refined and converted to fuel grade natural UO2 or to UF6 for enrichment. The enriched UF6 is then converted to enriched UO2. The natural UO2 and enriched UO2 are fabricated into fuel bundles for eventual use in nuclear reactors.

     Supply

The western world UF6 conversion industry consists of Cameco and three other commercial producers with an annual conversion capacity of about 45 million kilograms of uranium. Cameco’s annual UF6 conversion capacity constitutes approximately 28% of the western world capacity. Cameco is the only commercial supplier of conversion for natural UO2 customers in the western world. Russia supplies most of the UF6 conversion requirements of the former Soviet Union and Eastern Europe in the form of low enriched uranium.

On February 9, 2001, BNFL, with annual conversion capacity of about 6 million kilograms, announced that it will halt production of UF6 in 2006. With the announcement, BNFL ceased the marketing of UF6 conversion services and sold its uncommitted UF6 production to Cameco.

In addition, supplies of UF6 are available from secondary sources including excess western inventories, Russian inventory sales in the form of low enriched uranium, re-enriched depleted tails in the form of UF6 and Russian and US uranium derived from dismantling nuclear weapons. These sources are discussed in more detail in the “Uranium Concentrates Business” section.

     Prices

Cameco competes on the basis of price, location and service with two other full-scale commercial suppliers of conversion services in the western world and with the secondary supplies mentioned above.

Similar to their procurement of uranium requirements, utilities secure a substantial percentage of their conversion service requirements by entering into medium and long-term contracts with primary conversion service providers. Prices are established by a number of methods, including base prices adjusted by inflation indices, reference prices (generally spot price indicators) and annual price negotiations. Contracts can also contain floor prices, ceiling prices and other negotiated provisions which affect the price ultimately paid. Base price contracts with adjustment for inflation are by far the most common.

2004 Cameco Annual Information Form

Marketing of Conversion Services

     UF6

Cameco’s marketing strategy for UF6 conversion services is similar to that for uranium concentrates.

Cameco sells its services directly to utilities located in many different geographic regions of the world primarily through medium- and long-term contracts.

Cameco currently has UF6 conversion services commitments in excess of 50 million kilograms of uranium under 70 long-term contracts. Cameco’s five largest customers account for approximately 33% of these commitments. 43% of Cameco’s committed UF6 conversion services volume is to purchasers in the Americas, 25% in the Far East and 32% in Europe.

At December 31, 2004, the majority of UF6 conversion services commitments are under contracts that contain base escalated prices. Therefore, generally Cameco’s financial results are relatively insensitive to changes in the spot price for conversion. New base price contracts being secured by Cameco generally reflect the improved market conditions at the time of contract award. Cameco’s contract portfolio will be positively impacted by these higher fixed priced contracts.

     UO2

Cameco is the only commercial supplier of UO2 for CANDU heavy water moderated nuclear reactors operated in Canada by Bruce Power, OPG, New Brunswick Power Corporation and Hydro Quebec. Cameco also exports UO2 to South Korea for its CANDU reactors and to the United States and Japan for use as blanket fuel in boiling water reactors.

Volumes of Canadian UO2 sales may increase slightly later in the decade if shut-in Canadian owned CANDU reactors are put back into service.

Operations

Cameco owns and operates Canada’s only uranium refinery and conversion facilities. Cameco has a uranium refining facility within close proximity to Lake Huron and approximately eight kilometres west of Blind River, Ontario (approximately 600 kilometres north-west of Toronto, Ontario). Blind River has a population of about 4,000. Cameco also has two conversion plants within the Municipality of Port Hope, Ontario, approximately 100 kilometres east of Toronto. The Municipality of Port Hope, with a population of about 15,000, is located on the shore of Lake Ontario.

The Blind River facility, commissioned in 1983, has an annual licensed capacity of 18,000 tonnes of uranium. It includes a uranium refinery, a large storage area for uranium concentrates, and weighing and sampling facilities. The Blind River facility refines the concentrates delivered by suppliers from throughout the world into nuclear grade UO3, nearly all of which is shipped to Port Hope for conversion into either UF6 or UO2. A small quantity of UO3 is supplied to others for blending with enriched uranium to produce suitable reactor fuel.

The Port Hope conversion plants produce natural UO2 and natural UF6. The UO2 plant is licensed for 2.8 million kilograms of uranium per year and produces UO2 used as fuel in Canadian and other CANDU heavy water nuclear reactors, as well as blanket fuel for light water nuclear reactors. The UF6 plant, licensed for 12.5 million kilograms of uranium per year, converts UO3 to UF6 using hydrogen, hydrogen fluoride and fluorine in a series of process steps. The UF6 is then shipped to enrichment plants in the United States, Europe and Japan for further processing to low enriched UF6 prior to conversion to enriched UO2, which is used as reactor fuel for light water nuclear reactors.

In January 2003, Cameco applied to the CNSC for regulatory approval to begin the commercial production at Port Hope of slightly enriched uranium dioxide powder (“SEU”), the primary uranium component of a new type of fuel that is proposed for use in some CANDU reactors. Initially the SEU will be produced for use in the Bruce “B” units as part of a power uprate project which is expected to add about 400 megawatts to the capacity of the units. (See “Bruce Power – The Generating Facilities.”) Cameco’s Port Hope facility processed enriched uranium between 1966 and 1987. This activity was discontinued when there was no longer a commercial demand for the enriched products provided by the Port Hope facility.

2004 Cameco Annual Information Form

CNSC approval would allow installation and operation at Port Hope of equipment for blending natural UO2 powder and low-enriched UO2 powder to produce SEU. The low-enriched UO2 powder would be acquired from any of the several suppliers around the world. This approval would not lead to an increase in the total volume of UO2 produced, as the SEU would essentially replace some of the natural UO2 currently produced.

In January 2004, the CNSC approved the Environmental Assessment Guidelines (Scope of Project and Assessment) that will be used to prepare an Environmental Assessment Study Report (EASR) for environmental assessment of the SEU project at Port Hope. In November 2004, the EASR was submitted to the CNSC. It will be used by CNSC staff to prepare their required screening report, which is expected to be presented to the CNSC at a public hearing in 2005.

In 2004, other important project milestones included significant advancement of engineering design for the construction of the SEU blending facility, obtaining the necessary regulatory approval for the Port Hope facility to allow the production of about 600 kg. of SEU powder for the manufacturing of about 26 demonstration fuel bundles that are to be placed in the Bruce “B” reactors, and completion of the preparation of the first few batches of this SEU powder.

Commercial production of SEU will use sufficient volume of low enriched UO2 powder such that criticality could potentially occur. Due to extensive safeguards that will be put in place, which will be subject to regulatory approval, to prevent this from happening, it is extremely unlikely that a criticality will occur. Criticality is a nuclear fission reaction. The products of criticality are heat and radiation. If a criticality did occur at Port Hope, it is expected there would be little or no impact on the health and safety of the public as the SEU production area will be designed and engineered to contain the incident.

Cameco’s refining and conversion facilities are subject to decommissioning liabilities. In accordance with regulatory requirements, Cameco has provided $48.4 million in letters of credit as security for decommissioning these facilities.

There was no conversion production during third quarter of 2004 as a result of the Port Hope plant being closed to conduct its annual maintenance and summer vacation program, followed by a labour dispute.

On September 14, 2004, about 200 unionized hourly employees at Cameco’s Port Hope conversion facility accepted a three-year contract offer. The employees, represented by two locals of the United Steelworkers of America, voted 62% in favour of the contract offer. They had been on strike since July 28, 2004.

Normal work resumed on September 16, 2004, to complete the scheduled annual maintenance work and prepare the plant for resumption of production. The UO2 and UF6 plant operations resumed in October 2004.

During the strike, Cameco met sales obligations to customers by reducing its conversion inventory.

Research and Development

The activities of all operations are supported by Cameco’s technology development group which is actively engaged in supporting new business initiatives as well as developing new processes to maintain and enhance Cameco’s position as a competitive and leading producer of uranium concentrates, refining and conversion services. For 2004, expenditures related to these activities were approximately $1,911,000.

Environmental

For environmental protection, the Blind River refinery operates a monitoring lagoon system for liquid effluents in order to ensure adherence to regulatory standards. Gaseous emissions are filtered, scrubbed and monitored for uranium particulate and certain other deleterious substances. Cooling water is used in a closed loop system with very limited discharge to the environment. Extensive chemical recovery steps are also used to reduce environmental release. In Port Hope, provisions for environmental protection include scrubbing and filtration systems for gaseous emissions and evaporator systems for liquid process effluents. Resulting condensates released to the environment are monitored to ensure compliance with regulatory standards. Extensive chemical recovery steps are also used to reduce environmental release and reduce waste accumulation.

In 1998, Cameco reached an agreement with International Uranium Corporation of Denver, Colorado for the processing of certain uranium-bearing by-products from Blind River and Port Hope at the White Mesa mill in Blanding, Utah. The agreement received regulatory approval in both Canada and US. Shipments to Utah for

2004 Cameco Annual Information Form

recycling of all of the by-product inventory was completed in 2000, including by-products accumulated by a predecessor company prior to 1988 that was stored at Blind River and Port Hope. Shipments of newly produced by-products have continued. While this program has addressed the accumulated inventory of by-products and is addressing current recycling requirements for these by-products, other outlets are being considered. In 2001, a mill scale pilot test program of recycling these by-products at Cameco’s Key Lake mill was completed. This test was conducted to develop the information that would be necessary to support an application for regulatory approval to recycle by-products at the Key Lake mill. In 2002, Cameco submitted a proposal to federal and provincial regulatory authorities for approval to recycle these by-products at the Key Lake mill. Provincial regulatory approval was received on February 21, 2003. Federal regulatory approval is still pending, but currently anticipated in 2005.

Both Blind River and Port Hope facilities were re-licensed by the CNSC for a five-year period commencing on February 28, 2002.

Legal Proceedings

A jury action was commenced by Oren Benton on November 28, 2000 in the State of Colorado, USA, against Cameco. The action claims in excess of $200,000,000 (US) for breach of contract, breach of duty of good faith and fair dealing, and tortious interference with contractual relations and/or business expectations. Cameco’s motion to dismiss the claim was granted by Senior Judge Daniel B. Sparr by order filed November 15, 2002 and Mr. Benton’s claim was dismissed. Mr. Benton has unsuccessfully appealed this decision and is now seeking leave to appeal to the Supreme Court of the United States.

PRI and two unrelated third parties have been sued in the United States District Court for the District of Wyoming by Mountain West Mines Inc. (“MWM”). MWM claims that PRI and the other defendants owe it royalties on uranium mined in the Powder River Basin of Wyoming (which encompasses the Highland and Smith Ranch operations). PRI’s exposure consists of unpaid royalties plus interest, and a continuing royalty on uranium from its operations within the Powder River Basin of approximately four percent of the selling price. MWM has submitted an expert report claiming that the amount of unpaid royalties is $6,690,755 (US) for the period 1993 through 2003 and the amount of interest thereon is $4,153,607 (US) as of January 7, 2005. A scheduling order has been issued that will see this dispute go to non-jury trial on June 20, 2005. The pre-trial discovery process continues and some depositions have been completed.

Environmental Matters

Cameco’s operations are subject to numerous laws and regulations regarding environmental matters and the management of hazardous wastes and materials. Changes in environmental laws and regulations or more stringent application of existing standards could cause additional expense, capital expenditures, restrictions or delays in the exploration, development, operation or decommissioning of the Company’s properties.

Cameco estimates total future decommissioning and reclamation costs for its operating assets to be $237 million. In connection with future decommissioning and reclamation costs, Cameco has provided financial assurances of approximately $164 million in the form of letters of credit to satisfy current regulatory requirements. See Note 7 to the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2004.

Cameco Initiatives

Cameco’s environmental and safety efforts are both corporate and site-based. Corporate and site-based environmental and safety departments have been created to manage and coordinate the Company’s environmental assessment and regulatory compliance and reporting functions. Cameco conducts regular environmental and safety audits of its sites. Annual expenditures of about $18 million have been dedicated to environmental monitoring, protection, assessment and health and safety programs.

Like other large industrial organizations, Cameco utilizes chemicals in its operations that could be hazardous to health and the environment if handled incorrectly. Employees are trained in the proper use of hazardous substances and in emergency response techniques.

Cameco has had a formal environmental and safety policy in place since 1991. In 1999, Cameco revised this environmental policy in support of an initiative to generate a new environmental management system at its operating sites. This system reinforces the Company’s commitment to ongoing management of environmental risks and is structured to be compatible with the requirements of the relevant international standard, referred to as ISO 14001.

2004 Cameco Annual Information Form

In 2000, the Port Hope operation became the first Cameco managed site to become certified under the new standard. In 2002, the Blind River, Key Lake and McArthur River operations were also ISO 14001 certified.

In May 2001, Cameco received a request from the CNSC to develop a corporate quality assurance program in support of re-licensing its Canadian operations. Cameco elected to embark on developing a broader quality management system. This system is to include operational activities at its Canadian operating licensed sites as well as corporate oversight and audit responsibilities for these sites. A plan and implementation schedule for this new management system was filed with the CNSC and accepted in early 2002. A draft corporate quality management system manual, covering Canadian uranium operations, has been filed with the CNSC, in accordance with the accepted implementation schedule. This schedule calls for full site implementation to be completed in 2005.

The Company has an environmental and safety committee of the board of directors, which regularly reviews environmental and safety aspects of the Company’s operations. To promote better communication with communities in northern Saskatchewan on environmental and other matters, the Company organized the Northern Community Liaison Committee in 1990 and the Athabasca Working Group in 1993 (with CLMC and Cogema). The Company also co-operates with the northern community environmental quality committees organized more recently by the province of Saskatchewan. Cameco also conducts regular environment-focused community liaison activities at its fuel services sites in Ontario.

Canada

Environmental matters related to Cameco’s operations in Canada are the subject of ongoing public scrutiny and regulatory review by the CNSC, Environment Canada, the federal Department of Fisheries and Oceans, SE and the Ontario Ministry of the Environment (“MOE”).

     Decommissioning and Reclamation

Once the Company’s reserves of a particular deposit in Canada have been exhausted or after processing activities have been permanently suspended, Cameco and its partners are required by law to decommission operating sites, including waste rock and tailings management facilities, and reclaim those areas affected by their activities, to the satisfaction of provincial and federal regulatory authorities. For financial statement purposes, Cameco recognizes the fair value of the liability for an asset retirement obligation in the period incurred. The fair value is added to the carrying amount of the associated asset and depreciated over the asset’s useful life. The liability is accreted over time through periodic charges to earnings and is reduced by actual costs of decommissioning and reclamation. Cameco’s estimation of these future costs is based upon the application of reclamation techniques, which are believed to be capable of generating reasonable environmental and radiological performance. These estimates are regularly reviewed by the Company for accounting purposes, as well as for license renewal applications as required by regulatory agencies. The regulatory agencies accept the decommissioning plans in concept, not based upon detailed performance forecasts, which have not been generated. As Cameco properties approach or go into decommissioning, further regulatory review of the decommissioning plans may result in additional decommissioning requirements, associated costs and the requirement to provide additional financial assurances. As of December 31, 2004, Cameco had accrued a total accounting provision of approximately $144 million related to nuclear activities. See Note 7 to the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2004.

Both the CNSC and SE have regulations requiring financial assurances for decommissioning and reclamation of minesites. Financial assurances in the form of letters of credit were first supplied for Rabbit Lake and McArthur River in 1996 and for Key Lake in 1997. Letters of credit for the Port Hope and Blind River facilities were supplied in early 2002 for the first time, in conjunction with general CNSC site relicensing. Discussions are under way with Canada Eldor Inc., the CNSC and Cameco regarding financial assurances for the continued decommissioning of the Beaverlodge site in northern Saskatchewan. Cameco holds the CNSC license for this site. Costs associated with decommissioning the property are the responsibility of Canada Eldor Inc.

Pursuant to the Reorganization of SMDC and ENL (now Canada Eldor Inc.), Cameco assumed the ownership and primary responsibility for the management of wastes existing at the time of the Reorganization (“Historical Waste”) at the Port Hope Conversion Facility, the Blind River Refinery, the Port Granby Waste Site and the Welcome Waste Site (“Historical Facilities”), all located in Ontario. The Company assumed liability for the first $2 million of all costs in respect of any claim arising out of or related to the Historical Waste and all decommissioning and reclamation costs at the Historical Facilities and 23/98ths of the next $98 million of such costs. Canada Eldor Inc.

2004 Cameco Annual Information Form

retained liability for the balance of the costs up to $100 million and for all the costs in excess of $100 million, effectively capping Cameco’s liability at $25 million.

On October 6, 2000, the government of Canada and certain Port Hope area communities announced the signing of a “Principles of Understanding”, establishing the framework for development of a legal agreement for the clean up, storage and long-term management of certain of the Historical Wastes. On June 19, 2001, the government of Canada announced that the legal agreement had been signed and that it would invest about $260 million over 10 years to carry out the work. In July 2002, the government of Canada released the scope document for the environmental assessment of the project to manage low level radioactive waste for the long term in the Port Hope area. The project remains in the environmental assessment process.

Pursuant to the Principles of Understanding, in March 2004, Cameco reached an agreement to transfer the Port Granby Waste and Welcome Waste Sites to the government of Canada, which through its ownership of ENL indirectly owned these waste sites prior to 1988. The transfer will occur after the government receives a license to construct a long-term waste management facility at these sites. As part of the transaction, the government has agreed to accept, without charge, 150,000 cubic metres of Cameco owned low-level radioactive waste.

The government has also agreed to assume all liability for wastes located at these sites after taking ownership, subject to Cameco’s obligation to complete its maximum contribution of $25 million towards management and decommissioning of Historical Wastes. Cameco had previously recognized this liability for its maximum contribution of $25 million toward the cost of managing this material and actually has spent about $ 3.6 million of this ongoing commitment.

     Regulatory Compliance

Potentially significant regulatory issues relate to the establishment of new criteria for levels of uranium in ambient air in the vicinity of the Company’s Ontario operations and new criteria for heavy metals in effluent from Cameco’s Saskatchewan mine and mill sites, establishment of new enhanced environmental monitoring programs in the vicinity of all Canadian operations and decisions arising from the current evaluation of radionuclide releases (including uranium) from nuclear facilities being carried out under the Canadian Environmental Protection Act. Changes to these regulations may require additional response by Cameco in the near term in order to remain in compliance with the relevant regulations and regulatory guidelines.

These new regulatory initiatives and future initiatives have and likely will continue to generate additional environmental studies in the vicinity of these operations. This is particularly evident in the area of pre-licensing environmental assessment. It is unclear if these additional studies will ultimately translate into further regulatory requirements on the Company.

Cameco continues to face challenges from the burden of increasing regulatory demands and costs from the CNSC, Canadian Environmental Assessment Agency and other federal and provincial regulators. In addition to the issues noted above, the lead regulator, the CNSC, has increased its fees charged to the nuclear industry. The CNSC is increasing the regulatory burden as a result of the implementation of the Nuclear Safety and Control Act (“NSCA”) and in its interpretation of responsibilities under the NSCA, the Canadian Environmental Assessment Act and the Canadian Environmental Protection Act. For instance, Cameco has been directed to implement a formal quality assurance program to manage its Canadian nuclear operations and the scope of assessment needed for regulatory approval of changes to licence conditions has expanded. Lower tier operational changes are increasingly subject to regulatory review which may include delays due to longer regulatory approval processes. These increasing requirements are expected to result in gradually increasing administration costs and some additional capital expenditures for compliance. As well, the complex regulatory approval process reduces Cameco’s flexibility to make operational changes in a timely fashion.

In recent years, when auditing Cameco, the CNSC has put a priority on auditing specific environmental and safety related programs. These have included such aspects as radiation protection programs, environmental monitoring, fire protection, operational quality assurance, organization and management evaluation, transportation systems, geotechnical monitoring and ventilation systems. These program-specific audits and regular site inspections by regulatory project officers have generated, and are intended to continue to generate, actions to improve environmental and safety performance and ensure that these risks remain well managed. Resulting program modifications are typically procedural and do not incur large capital costs.

2004 Cameco Annual Information Form

In 2001, Cameco received a licence to become the operator of the Cigar Lake project. In 2002, the Port Hope and Blind River CNSC operating licenses were renewed for five-year terms, and in 2003, the Rabbit Lake licence was renewed for five years. In 2004, the Key Lake and McArthur River operating licenses were renewed until 2008. In December 2004, Cameco received from the CNSC a construction license for the Cigar Lake project. Cameco is also seeking approval to increase the production rate at the McArthur River/Key Lake operation.

US Environmental Regulation

Cameco subsidiaries’ ISL operations in the US are subject to numerous federal, state and local regulations governing, among other things, air emissions, water discharges, hazardous materials handling and disposal and site reclamation. In 2000, at the Highland operation, PRI self reported to the Wyoming Department of Environmental Quality (“WDEQ”) injection well casing leaks, resulting in releases into unauthorized zones. As a result of PRI’s report, the Wyoming agency issued a notice of violation (“NOV”). PRI took the position that there was minimal environmental impact, given the quality of the released water and the geotechnical characteristics of the release zones. Nevertheless, the issue required additional investigation as a potential future decommissioning issue, and necessitated procedural and physical modifications in well construction to better assure injection well integrity. The well casing leaks are not expected to materially increase site decommissioning costs. There was no fine associated with the NOV, largely because of the self-reporting of the issue and its low potential for environmental impact. Arising from the NOV was an Administrative Order on Consent, which specified a compliance schedule and a revision of the regulatory permit to address the casing leak issue. The Order on Consent essentially forms a contract for resolving the issues arising out of the NOV. Changes in well construction have reduced the frequency of well casing leaks. The changes have been implemented at PRI’s combined Smith Ranch-Highland operation.

After mining has been completed, an ISL wellfield must be restored in accordance with regulatory requirements. Generally this involves restoring the groundwater to its pre-mining use using reverse osmosis (ultra filtration technology) and restoration. Restoration of Crow Butte wellfields is regulated by the Nebraska Department of Environmental Quality (“NDEQ”) and the Nuclear Regulatory Commission (“NRC”) and restoration of Smith Ranch-Highland wellfields is regulated by the WDEQ and NRC.

Crow Butte has three wellfields under restoration. In 2000 Crow Butte Resources Inc., after the NDEQ confirmed that wellfield 1 was restored to its regulatory standards, requested the NRC accept that wellfield 1 was restored to its regulatory standards. The NRC approved the restoration on February 12, 2003.

Smith Ranch-Highland has three wellfields under restoration. In 1999 PRI requested the WDEQ accept that the A wellfield was restored to its regulatory standards. The WDEQ approved the restoration of the A wellfield, subject to some long term monitoring requirements in November 2003. The NRC approved the restoration of the A wellfield in June 20004.

The NRC has indicated that it is willing to enter into discussions with the WDEQ and the United States Environmental Protection Agency over wellfield jurisdiction. Discussions continue with regulators to establish clear jurisdiction and criteria for wellfield restoration. Despite encouraging signs to the contrary, the delays by regulators to accept restoration of the remaining wellfields is a significant issue for Cameco subsidiaries’ US ISL operations, since it remains uncertain when, and at what cost, its US subsidiaries’ ISL operations will be able to complete restoration of mined out ISL wellfields to the satisfaction of regulators.

Government Regulation

Cameco’s business is subject to various levels of extensive governmental controls and regulations which are amended from time to time. The Company is unable to predict what additional legislation or amendments may be proposed that might affect its business or when any proposals, if enacted, might become effective.

Outlined below are some of the more significant government controls and regulations which materially affect the Company’s uranium business.

Canadian Uranium Industry Regulation

The Canadian federal government has recognized that the uranium industry has special importance in relation to the national interest and therefore regulates the industry through regulations and policy announcements. The regulations and policy announcements apply to any uranium property or plant in Canada which the CNSC may determine to be,

2004 Cameco Annual Information Form

or to have the capability of, producing or processing uranium for nuclear fuel application. The regulations require that the property or plant be owned legally and beneficially by a company incorporated in Canada.

     Mine Ownership Restriction

The latest expression of Canadian government policy on non-resident ownership of uranium mining properties is contained in a letter dated December 23, 1987 from the Minister of State (Forestry and Mines) to the Canadian uranium industry. The basic limit for non-resident ownership of uranium properties at the stage of first production is 49%. Resident ownership levels of less than 51% will be permitted if the property is in fact Canadian-controlled. Exceptions to the policy may be granted subject to Cabinet approval and will be provided only in cases where it is demonstrated that Canadian partners cannot be found.

     Cameco Ownership Restriction

As part of the Canadian government regulation of the Canadian uranium mining industry, the ENL Reorganization Act imposes constraints on the issue, transfer and ownership, including joint ownership, of Cameco shares so as to prevent both residents and non-residents of Canada from owning or controlling more than a specified percentage of shares. Please see “Description of Securities-Restrictions on Ownership and Voting” for a description of the constraints imposed by the ENL Reorganization Act.

     Canadian Nuclear Safety and Control Act

In Canada, control of the mining, extraction, use and export of uranium was formerly governed by the Atomic Energy Control Act (the “AECA”), a federal statute. The AECA was administered by the AECB. On March 20, 1997, the NSCA received royal assent. In the following years, related regulations and key regulatory guidelines were prepared and finalized. On May 31, 2000, the new act and regulations came into force replacing the AECA. The NSCA expands the jurisdiction of the CNSC, which has replaced the AECB, notably expanding its role in environmental regulation.

The NSCA authorizes the CNSC to make regulations governing all aspects of the development and application of nuclear energy, including uranium mining, milling, conversion and transportation. The most significant powers given to the CNSC are in the licensing area. The NSCA grants the CNSC licensing authority for all nuclear activities in Canada, including the issuance of new licences to new operators, the renewal of existing licences, and amendments to existing licences. A person may only possess or dispose of nuclear substances and construct, operate and decommission its nuclear facilities in accordance with the terms of a CNSC licence. The licence specifies conditions that licensees must satisfy in order to maintain the right to operate nuclear facilities.

A fundamental principle in nuclear regulation is that the licensee bears the responsibility for safety, with the CNSC setting safety objectives and auditing licensee’s performance against the objectives. The regulations made under NSCA include provisions dealing with facilities licence requirements, radiation protection, physical security for all nuclear facilities and the transport of radioactive materials. The CNSC has also issued guidance documents to assist licensees in complying with regulatory requirements such as decommissioning, emergency planning, and optimization of radiation protection measures.

The NSCA is the product of a recent update of regulatory requirements by the Federal government in relation to the effective regulation of nuclear energy in Canada. The NSCA grants to the CNSC the power to act as a court of record, the right to require financial guarantees for nuclear waste management and decommissioning as a condition of granting a licence, order-making powers which are more flexible than those allowed under the predecessor legislation, the AECA, and the right to impose higher monetary penalties than was allowed under such predecessor legislation. The NSCA also grants the CNSC power to require nuclear power plant operator re-certification and to set requirements for nuclear facility security measures. The NSCA also provides for increased emphasis on environmental matters, including a requirement that licensing applicants make adequate provision for the protection of the environment. Additional regulatory priority is evident in the areas of quality assurance and human factor engineering and assessment.

All of the Canadian operations of the Company are governed primarily by licences granted by the CNSC and are subject to all applicable federal statutes and regulations and to all laws of general application in the province where the operation is located, except to the extent that such laws conflict with the terms and conditions of the licence or applicable federal laws. Failure to comply with licence conditions or applicable statutes and regulations may result in orders being issued which may cause operations to cease or be curtailed or may require installation of additional

2004 Cameco Annual Information Form

equipment, other remedial action or the incurring of additional capital or other expenditures to remain compliant. The Company may also be subject to prosecution if it fails to comply with such applicable statutes and regulations. Environmental regulation of the uranium mining industry in Saskatchewan and the uranium processing industry in Ontario are also regulated under both provincial and other federal legislation. Progress continued to be made to better harmonize provincial and federal regulatory regimes in Saskatchewan. In February 2003, the federal and provincial governments signed an agreement that is expected to lead to greater administrative efficiency in regulation of the Saskatchewan uranium industry over the next few years.

New projects must follow the NSCA procedures. Certain properties are deemed to have complied by transition rules from AECA to NSCA. In September 2002, a court held that Cogema’s McClean uranium mill in Saskatchewan was not properly licensed under these transition rules. The decision was appealed to the Federal Court of Appeal, who unanimously overturned the lower court decision in June 2004. Leave to appeal was filed in September but a decision on the leave applications has not been made by the Supreme Court of Canada. The licensing process that Cameco is subject to may be longer and more complex depending upon the outcome of this litigation.

     Uranium Export Regulation

The export of uranium is regulated by the Canadian federal government which establishes nuclear energy policy. Cameco’s uranium exports are required to have export licences and export permits granted by the CNSC and the Department of Foreign Affairs and International Trade, respectively, and such licences and permits are obtained by Cameco for all such exports.

US Uranium Industry Regulation

Uranium recovery in the US is primarily regulated by the NRC pursuant to the Atomic Energy Act of 1954, as amended. Its primary function is to ensure the protection of employees, the public and the environment from radioactive materials and it also regulates most aspects of the uranium recovery process. The NRC regulations pertaining to uranium recovery facilities are codified in Title 10 of the Code of Federal Regulations (“10 CFR”). The NRC issues Domestic Source Material Licenses pursuant to 10 CFR Part 40.

The review of a license application is governed by the National Environmental Policy Act (“NEPA”) which is implemented through 10 CFR Part 51. Although the NRC voted to support new regulations for uranium recovery operations, which would apply to the Company’s US ISL operations, in 2002 the NRC withdrew their support for these regulations.

The NRC has approved an alternative process whereby a state government can regulate groundwater issues through a memorandum of understanding entered into with the NRC. When implemented, this will apply to all groundwater issues, including restoration, and eliminating one area of regulatory duplication pertaining to ISL well fields. The US Environmental Protection Agency (“EPA”) and certain states have formally indicated that they too are in favour of the proposed process. The NRC is expected to decide later in 2005 whether to proceed with this change in the regulatory process.

The uranium recovery industry in Wyoming is also regulated by the WDEQ, Land Quality Division (“LQD”) pursuant to the Wyoming Environmental Quality Act (“WEQA”) and the LQD Non-Coal Rules and Regulations arising from the WEQA. Pursuant to WEQA, the WDEQ issues a permit to mine which is administered by the LQD. In addition, the state administers a number of EPA programs under the Clean Air Act and the Clean Water Act, some of which are incorporated into the LQD Non-Coal Rules and Regulations (for example the Underground Injection Control regulations under the Clean Water Act). Currently wellfield decommissioning is required to the background water standard in Wyoming. In November 2003, the WDEQ approved the wellfield groundwater restoration for Highland wellfield A subject to some long-term monitoring conditions. In June 2004, the NRC approved wellfield groundwater restoration for Highland wellfield A.

Similarly, the uranium recovery industry in Nebraska is regulated by the NRC and the NDEQ pursuant to the Nebraska Environmental Protection Act. Pursuant to this act and the regulations made thereunder, the NDEQ issues a permit to mine. In Nebraska wellfield groundwater restoration is required to the class of use water standard. The NDEQ and NRC have approved the restoration of wellfield 1 at Crow Butte.

In all cases, failure to comply with NRC license and/or state permit-to-mine conditions, or a failure to comply with other applicable rules and regulations, can bring enforcement action. For the state, this starts with non-cited violations for minor, easily correctable violations (generally through “conference and conciliation”), through notices

2004 Cameco Annual Information Form

of violation (“NOV’s”) which can include: fines; supplemental environmental projects; remedial action, additional monitoring and permit changes; and, ultimately, could include orders to cease operations. NRC enforcement policy describes a progression of enforcement starting with an NOV and working through a pre-enforcement conference, fines, imprisonment and the barring of workers or contractors from working in the nuclear industry. Under state and federal law, criminal charges are possible if violations are deemed to be the result of criminal intent or action.

Following a determination by the federal Mine Safety and Health Administration (“MSHA”) that it had no jurisdiction over the Smith Ranch-Highland operation, safety at the operation is regulated by the Wyoming State Mine Inspector’s Office. MSHA regulates mine safety at Crow Butte.

Other agencies are involved in the regulation of the uranium recovery industry, either directly or indirectly, including the EPA, the Department of Transportation, the Bureau of Land Management, Department of Energy, the Department of Defense, the Army Corps of Engineers, and the US Fish and Wildlife Service, Nebraska Department of Health and Nebraska Department of Water Resources.

The export of uranium from the US and the movement of nuclear materials within the US are also regulated by the NRC. “NRC 741 form” reporting is the primary mechanism for tracking physical movements of US or any other origin uranium to foreign and domestic buyers. US government export policies are established and enforced through bilateral agreements for nuclear co-operation and trade with specific countries (or political blocs such as the EU), with the general goal of supporting the peaceful uses of nuclear energy while upholding specific US foreign policy and non-proliferation objectives. While specific sales contracts are not reviewed or approved, export licenses for shipment of uranium outside the US are granted by the NRC.

Land Tenure

     Saskatchewan Operations

Most of the Company’s uranium reserves and resources are located in Saskatchewan. The right to mine minerals is acquired by the Company as a lessee under a mineral lease from the province of Saskatchewan (a “Crown Lease”). A Crown Lease is for a term of 10 years, with a right to renew for successive 10 year terms in the absence of default by the lessee. The lessee is required to expend certain amounts for work during each year of a Crown Lease. A Crown Lease cannot be terminated except in the event of default and for certain environmental concerns as prescribed in The Crown Minerals Act (Saskatchewan). However, Crown Leases may be amended unilaterally by the lessor by an amendment to The Crown Minerals Act (Saskatchewan) or The Mineral Disposition Regulations, 1986 (Saskatchewan).

The right to explore for minerals is acquired by the Company in Saskatchewan under a mineral claim from the province of Saskatchewan (a “Mineral Claim”). The term of a Mineral Claim is two years, with the right to renew for successive one year periods. To maintain a Mineral Claim in good standing, generally, the holder of a Mineral Claim must expend a prescribed amount on exploration. Excess expenditures can be applied to satisfy expenditure requirements for future claim years. Except for exploration purposes, a Mineral Claim does not grant the holder the right to mine minerals. A holder of a Mineral Claim in good standing has the right to convert a Mineral Claim into a Mineral Lease. Surface exploration work of a Mineral Claim requires additional governmental approvals.

The surface facilities and mine shafts are located on lands owned by the province of Saskatchewan. The right to use and occupy the lands is acquired under a surface lease (a “Surface Lease”) from the province of Saskatchewan. A Surface Lease is for a period of time, up to a maximum of 33 years, as is necessary to allow the lessee to operate its mine and plant and thereafter to carry out the reclamation of the lands involved. Surface Leases are also used by the province of Saskatchewan as a mechanism to achieve certain environmental protection, radiation protection and socioeconomic objectives and as a result contain certain undertakings in this regard.

The Company’s uranium mining and exploration properties in Saskatchewan are located on traditional lands of first nations. Pursuant to historical treaties first nation bands ceded title to most traditional lands in northern Saskatchewan in exchange for treaty lands but generally retained their right to hunt, fish and trap on these traditional lands. Cameco understands that the federal and Saskatchewan governments have a duty to consult first nations before they take actions that will affect the ability of first nations’ people to exercise these rights. In a 2004 decision of the Supreme Court of Canada, involving the Haida First Nation and lands not ceded to the government of British Columbia pursuant to a treaty, affirmed the existence of a legal duty on the government to consult and, in certain circumstances, accommodate asserted aboriginal interests on an interim basis pending final resolution by treaty or otherwise. The duty to consult and accommodate does not, however, extend to private industry who seek

2004 Cameco Annual Information Form

governmental approval to conduct activities on crown land. Moreover, the duty does not require that the First Nation agree to the proposed accommodation.

In February 2004, Cameco received correspondence from the English River First Nation asserting a right to be consulted with respect to the use of its traditional lands, which encompass the McArthur River mine, Key Lake mill and certain exploration areas. In January 2005, a similar assertion was made by the Métis Nation of Saskatchewan, but which also threatened non-violent civil disobedience, which would have a negative impact on Cameco’s operations. In February 2005, the Métis Nation of Saskatchewan stated that, in order to pressure the government of Saskatchewan to meet its demands, it would establish road blockades at junctions of certain provincial highways near Key Lake. As the threatened road blockades could have resulted in Cameco ceasing milling and mining operations at Key Lake and McArthur River, Cameco obtained an injunction from the Saskatchewan Court of Queens Bench, prohibiting the Métis Nation of Saskatchewan from proceeding with the road blockade.

Although formal demands to be consulted came from the English First River Nation and the Métis Nation of Saskatchewan, the right to be consulted and accommodated with respect to development on aboriginal traditional lands is an expectation of all First Nation groups in Northern Saskatchewan. While not having a legal duty to consult, Cameco has a practice of engaging in extensive dialogue with First Nations and other stakeholders in northern Saskatchewan and believes it has good relations with them. Cameco also employs a significant number of First Nations and Métis at its operations and has substantial business relationships with First Nations and Métis in northern Saskatchewan and provides other social and educational support for them in northern Saskatchewan.

First Nations in Saskatchewan generally assert that the historical treaties are not an accurate record of their agreement with the Canadian government and that they did not cede title to the minerals when they ceded title to the land. First Nations have launched a lawsuit in Alberta claiming that they did not cede title to oil and natural gas when they ceded title to the land. A similar lawsuit could be brought by First Nations in Saskatchewan.

     US Operations

The Company’s uranium reserves and resources in the US are held by subsidiaries and are located in Wyoming and Nebraska. The right to mine or develop minerals is acquired either by leases from the fee simple owners (private parties or the state) or mining claims located on property owned by the US Federal Government. In addition, the Company’s subsidiaries acquire surface leases which allow wellfield installation and operation to permit the mining of the uranium reserves by ISL methods.

Canadian Royalties and Certain Taxes

Cameco pays royalties to the province of Saskatchewan on the sale of uranium extracted from ore bodies within the province under the terms of Part III of the Crown Mineral Royalty Schedule, 1986 (Saskatchewan) (the “Schedule”), as amended. Royalties include both a basic royalty and a tiered royalty. The basic royalty is equal to 5% of gross sales of uranium and is reduced by the Saskatchewan resource credit equal to 1% of the gross sales of uranium.

The tiered royalty is an additional levy on the gross sales of uranium which applies only when the sales price of uranium exceeds levels prescribed by the Schedule. Uranium sales subject to the tiered royalty are first reduced by capital allowances as permitted by the Schedule for new mine or mill construction and certain mill expansion. When these capital allowances are reduced to zero, tiered royalties become payable. Both the prices and the capital allowances as defined in the Schedule are adjusted annually to reflect changes in the Canadian gross domestic product.

The tiered royalty is calculated on the positive difference between the sales price per pound of U3O8 and the prescribed prices according to the following:

		Canadian Dollar
	Royalty Rate	Sales Price in Excess of:
	6%	$15.20
Plus	4%	$22.79
Plus	5%	$30.39

The above prices are applicable to 2004 and are in Canadian dollars.

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For example, if the sales price realized by Cameco was $25 per pound in Canadian dollars, tiered royalties would be calculated as follows (assuming all capital allowances have been reduced to zero):

[6% x ($25.00 – $15.20) x pounds sold] + [4% x ($25.00 – $22.79) x pounds sold]

Cameco did not pay tiered royalties in 2004. Cameco does not expect to pay tiered royalties in 2005 due to the availability of capital allowances.

Cameco is subject to capital taxes on paid-up capital (as defined for capital tax purposes in the relevant provincial legislation) in respect of its operations in Saskatchewan and in Ontario. In Saskatchewan, it pays at a rate of 0.6% on paid-up capital in excess of $10 million (note that this exemption amount can be as high as $17.5 million, depending on the percentage of salaries and wages paid in Saskatchewan). In addition, a resource corporation in Saskatchewan pays a corporate resource surcharge of 3.6% of the value of resource sales. This surcharge is only payable to the extent that it exceeds the regular capital tax. In Ontario, the Company pays a tax of 0.3% on paid-up capital allocated to Ontario.

Canadian Income Taxes

Cameco, certain wholly owned subsidiaries, and UEM are subject to federal and provincial income tax in Canada. Current income tax expense for 2004 was $23.1 million.

For income tax purposes, 25% of royalties are deductible in 2004 increasing to 100% in 2007. However, Cameco is eligible for the resource allowance (except at Bruce Power) which is a deduction from income for tax purposes. The resource allowance is equal to 25% of adjusted resource profits, as defined in the ITA. The resource allowance is 75% deductible in 2004, decreasing thereafter until it is eliminated in 2007. Bruce Power is eligible for the manufacturing tax credit and processing tax credit.

Cameco, certain wholly owned subsidiaries and UEM are also subject to federal large corporations tax, which is levied on a corporation’s taxable capital employed in Canada. This tax is calculated at a rate of 0.225% on taxable capital in excess of $10 million. Total large corporations tax paid in 2004 was $5.8 million.

US Taxes

The Company, through its US subsidiaries, pays a severance tax to the state of Nebraska in respect of uranium produced at the Crow Butte mine and pays an ad valorem tax to the county and a severance tax to the state of Wyoming in respect of the Smith Ranch-Highland operation. Total severance and ad valorem taxes paid in 2004 were $729,318(US).

The Company, also through its US subsidiaries, is subject to US federal and state income tax. The income of Cameco’s US subsidiaries is currently not subject to US regular income tax due to certain income tax deductions that are available. The Company’s US subsidiaries may also be subject to Alternative Minimum Tax (AMT) at a rate of 20%. AMT paid in prior years may be carried forward indefinitely to be applied as a credit against future regular income taxes.

Employees

At December 31, 2004, Cameco had 1,636 employees. Of the total, 614 employees are represented by three separate locals of the United Steelworkers of America trade union with collective agreements for each of the two bargaining units at the Port Hope conversion facility (expiring June 30, 2007) and one for the bargaining unit employees at the McArthur River and Key Lake operations (expiring December 31, 2005).

Following a seven-week strike, in September 2004 the 200 hourly unionized employees at Cameco’s Port Hope conversion facility accepted a new three-year contract (expiring June 30, 2007).

Nuclear Business – Risk Factors

The following information pertains to the outlook and conditions currently known to the Company which could have a material impact on the financial condition of the Company. This information, by its nature, is not all-inclusive. It is not a guarantee that other factors will not affect the Company in the future. This discussion should be read in conjunction with material in other sections of this Annual Information Form, including “Common Risk Factors –

2004 Cameco Annual Information Form

Uranium and Gold” and Management’s Discussion and Analysis (Appendix “B”). As the context requires, the reference to Company or Cameco also includes Cameco’s direct and indirect subsidiaries.

     Volatility and Sensitivity to Prices

Because the majority of the Company’s revenues are derived from the sale of uranium and uranium products, the Company’s net earnings and operating cash flow are closely related and sensitive to fluctuations in the long and short term market price of U3O8 and for uranium conversion services. Historically, these prices have fluctuated and have been and will continue to be affected by numerous factors beyond the Company’s control. Such factors include, among others: demand for nuclear power; political and economic conditions in uranium producing and consuming countries, such as Canada, the US and Russia and other republics of the CIS; reprocessing of used reactor fuel and the re-enrichment of depleted uranium tails; sales of excess civilian and military inventories (including from the dismantling of nuclear weapons) by governments and industry participants; and production levels and costs of production in countries such as Russia and other republics of the CIS, Africa and Australia.

The fluctuation of the prices of uranium and UF6 conversion services is illustrated by the following tables, which set forth, for the periods indicated, the highs and lows of the spot price for non-CIS origin U3O8 and the UF6 conversion services, as published by Trade Tech:

Spot Uranium Prices (1)
(US $/lb of U3O8)

	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004
Spot
High	12.20	16.50	14.30	11.80	10.90	9.40	9.50	10.20	14.40	20.50
Low	9.65	13.00	10.20	8.75	9.60	7.10	7.20	9.70	10.10	15.60

(1)	Source: The Nuexco Exchange Value, formerly published by Nuexco. Since January 1995, it has been published by TradeTech. Since late 1992 the spot prices reflect the spot price for all uranium other than of CIS origin.

Range of Nuexco UF6 Conversion Values (1)

For Spot and Near-Term Transactions

(US$/kg U)

	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004
Spot
High	5.85	6.15	6.10	5.10	3.85	3.25	5.25	5.25	6.50	9.00
Low	5.50	5.85	5.10	3.50	2.55	2.35	3.65	5.05	4.90	6.80

(1)	Source: The Nuexco Conversion Value, formerly published monthly by Nuexco. Since January 1995, it has been published by TradeTech. The conversion value over this period of time is for the provision of conversion services delivered in North America.

Although the Company employs various pricing mechanisms within its sales contracts to manage its exposure to price fluctuations, there can be no assurance that such a program will be successful.

     Currency Fluctuations

Please see the disclosure under the heading “Currency Fluctuations” at “Common Risk Factors-Uranium and Gold.”

     Large underground flood at the McArthur River Mine or Cigar Lake Project

On April 6, 2003, production at Cameco’s McArthur River mine was temporarily suspended, as an increased water inflow from an area of collapsed rock in a new development area began to flood portions of the mine. This incident resulted in a considerable shortfall in 2003 uranium production. The sandstone that overlay the basement rocks of the McArthur River deposit contains significant water, which is at hydrostatic pressure. Water flow into the mine area is generally prevented by ground freezing. There are technical challenges at McArthur River involving the groundwater and rock properties.

On December 21, 2004, the Cigar Lake joint venture decided to proceed with construction of a mine at Cigar Lake. The Cigar Lake deposit has hydro-geological characteristics similar to McArthur River and as a result also has technical challenges involving ground water and rock properties. Water flow into the mine area will also be generally prevented by ground freezing.

2004 Cameco Annual Information Form

Mitigative actions have been taken at both the McArthur River mine and Cigar Lake project in an attempt to address the risk of water inflow such as occurred at McArthur River. This includes modifications to mine dewatering and treatment systems in order to increase emergency capacity.

There can be no guarantee against another flood of the McArthur River mine or a flood at the Cigar Lake mine. A future flood could result in a significant interruption of operations. Cameco may also experience loss of reserves if it is necessary to redesign or dewater either mine as a result of a future flood. The consequences of a future flood will depend on the magnitude, location, and timing of any such flood. If mining operations are interrupted or Cameco experiences a loss of reserves, this could have a material adverse impact on Cameco.

     Technical Challenges

Due to the unique nature of the deposits at McArthur River and Cigar Lake, there are technical challenges involving groundwater, rock properties, radiation protection, mining methods and ore-handling and transport. Failure to resolve any one of these technical challenges at McArthur River or Cigar Lake may have a material adverse effect on the Company.

     Cameco is subject to a number of operational risks and Cameco may not be adequately insured for certain risks.

Please see the disclosure under the heading “Cameco and Centerra are subject to a number of operational risks and Cameco and Centerra may not adequately insured for certain risks” at “Common Risk Factors-Uranium and Gold.”

     Replacement of Reserves

The McArthur River and Rabbit Lake mines are currently the Company’s principal sources of mined uranium concentrates. Unless the Cigar Lake and Inkai deposits are placed into production or other reserves are discovered or extensions to existing orebodies are found, the Company’s sources of mined uranium concentrates will decrease over time as reserves at these two mines are depleted. The Rabbit Lake mine is expected to be depleted in 2007. Although in the past the Company (or its predecessors) has successfully replenished its reserves through ongoing exploration, development and acquisition programs, there can be no assurance that Cameco’s future exploration, development and acquisition efforts will be successful. In addition, while Cameco believes that the Cigar Lake and Inkai deposits will be put into production, there can be no assurance that they will be.

     Imprecision of Reserve and Resource Estimates

Please see the disclosure under the heading “Imprecision of Reserve and Resource Estimates” at “Common Risk Factors-Uranium and Gold.”

     Production Estimates may be inaccurate

Please see the disclosure under the heading “Production Estimates may be inaccurate” at “Common Risk Factors-Uranium and Gold.”

     Exploration and Development activities may not be successful

Please see the disclosure under the heading “Exploration and Development activities may not be successful” at “Common Risk Factors-Uranium and Gold.”

     Environmental, health and safety risks.

Please see the disclosure under the heading “Environmental, health and safety risks” at “Common Risk Factors-Uranium and Gold.”

     Governmental Regulation and Policy Risks

Please see the disclosure under the heading “Governmental Regulation and Policy Risks” at “Common Risk Factors-Uranium and Gold.”

2004 Cameco Annual Information Form

     Labour Relations

Collective agreements covering Cameco unionized employees at McArthur River and Key operations and Port Hope are currently in place. The collective agreement for unionized employees at the McArthur River and Key Lake operations will expire on December 31, 2005. The collective agreement covering unionized employees at Port Hope was ratified after a seven-week strike and will expire June 30, 2007. This strike resulted in a significant loss of planned UF6 and UO2 production. Cameco cannot predict at this time whether it will be able to reach new collective agreements with these or other employees without a work stoppage.

Any lengthy work interruptions could materially adversely affect Cameco’s financial condition, liquidity and results of operations.

     Political Risk

Please see the disclosure under the heading “Political Risk” at “Common Risk Factors-Uranium and Gold.”

     Cameco may be unable to enforce its legal rights in certain circumstances

Please see the disclosure under the heading “Cameco or Centerra may be unable enforce its legal rights in certain circumstances” at “Common Risk Factors-Uranium and Gold.”

     Properties may be subject to defects in title

Please see the disclosure under the heading “Properties may be subject to defects in title” at “Common Risk Factors-Uranium and Gold.”

     Aboriginal Title and Consultation Issues

First Nations and Métis title claims, as well as related consultation issues, may affect the ability of Cameco to pursue exploration, development and mining at its Saskatchewan uranium producing properties (McArthur River and Rabbit Lake) and developmental property (Cigar Lake), as well as milling ore at Key Lake. Cameco has received formal demands from the English First River Nation and the Métis Nation of Saskatchewan to be consulted and accommodated with respect to development on aboriginal traditional lands, which is an expectation of all First Nation groups in Northern Saskatchewan. Pursuant to historical treaties First Nation bands in Northern Saskatchewan ceded titled to most traditional lands in Northern Saskatchewan in exchange for treaty lands. However, First Nations in Saskatchewan continue to assert that their treaties are not an accurate record of their agreement with the Canadian government and that they did not cede title to the minerals when they ceded title to their traditional lands. First Nations have launched a lawsuit in Alberta making a similar claim that they did not cede title to the oil and natural gas rights when they ceded title to their traditional lands. A similar lawsuit could be brought by First Nations in Saskatchewan.

Managing these issues is an integral part of exploration, development and mining in Saskatchewan and Cameco is committed to managing these issues effectively. However, in view of the legal and factual uncertainties, no assurance can be given that material adverse consequences will not arise in connection with First Nation and Métis title claims, as well as related consultation issues.

     Counterparty/Credit Risk

Please see the disclosure under the heading “Counterparty/Credit Risk” at “Common Risk Factors-Uranium and Gold.”

     Decommissioning and Reclamation

Environmental regulators are increasingly requiring financial assurances to assure that the cost of decommissioning and reclaiming sites are borne by the parties involved, and not by government. Cameco has filed decommissioning plans for certain of its properties with regulators. These regulators have accepted the decommissioning plans in concept, not based upon a detailed performance forecast, which has not yet been generated. As Cameco properties approach or go into decommissioning, further regulatory review of the decommissioning plans may result in additional decommissioning requirements, associated costs and the requirement to provide additional financial assurances. It is not possible to predict what level of decommissioning and reclamation (and financial assurances relating thereto) may be required in the future by regulators.

2004 Cameco Annual Information Form

     Competition from Other Energy Sources and Public Acceptance of Nuclear Energy

Nuclear energy competes with other sources of energy, including oil, natural gas, coal and hydro-electricity. These other energy sources are to some extent interchangeable with nuclear energy, particularly over the longer term. Sustained lower prices of oil, natural gas, coal and hydro-electricity may result in lower demand for uranium concentrates and uranium conversion services. Furthermore, growth of the uranium and nuclear power industry will depend upon continued and increased acceptance of nuclear technology as a means of generating electricity. Because of unique political, technological and environmental factors that affect the nuclear industry, the industry is subject to public opinion risks which could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry. An accident at a nuclear reactor anywhere in the world could impact the continuing acceptance of nuclear energy and the future prospects for nuclear generation, which may have a material adverse effect on Cameco.

     Dependence on Limited Number of Customers

The Company’s principal business relates to the production and sale of uranium concentrates and the provision of uranium conversion services. The Company relies heavily on a small number of customers to purchase a significant portion of its production of uranium concentrates and its uranium conversion services. For instance, for the period 2005 through 2007, Cameco’s five largest customers are anticipated to account for approximately 41% of the Company’s contracted supply of U3O8. For the period 2005 through 2007, Cameco’s five largest UF6 conversion customers are anticipated to account for approximately 37% of the Company’s contracted supply of UF6 conversion services. Cameco is currently the only commercial supplier of UO2 for use in Canadian CANDU heavy water reactors with sales to its largest customer, OPG, accounting for approximately 31% of the Company’s UO2 sales in 2004. The loss of any of the Company’s largest customers or curtailment of purchases by such customers could have a material adverse effect on the Company’s financial condition, liquidity and results of operations.

     Uranium Industry Competition and International Trade Restrictions

The international uranium industry, including the supply of uranium concentrates and the provision of uranium conversion services, is highly competitive. The Company markets uranium to utilities in direct competition with supplies available from a relatively small number of world uranium mining and enrichment companies, from excess inventories, including inventories made available from decommissioning of nuclear weapons, from reprocessed uranium and plutonium derived from used reactor fuel, and from the use of excess enrichment capacity to re-enrich depleted uranium tails. The supply of uranium from Russia is, to some extent, impeded by a number of international trade agreements and policies. These agreements and any similar future agreements, governmental policies or trade restrictions are beyond the control of Cameco and may affect the supply of uranium available in the US and Europe, which are the largest markets for uranium in the world.

With respect to UF6 conversion, the Company competes on the basis of price, location and service with two other full scale commercial suppliers in the western world and with additional supplies available from excess inventories, including inventories made available from decommissioning of nuclear weapons, and the use of excess enrichment capacity to re-enrich depleted uranium tails.

     Deregulation of the Electrical Utility Industry

The Company’s future prospects are tied directly to the electrical utility industry worldwide. Deregulation of the utility industry, particularly in the US and Europe, is expected to impact the market for nuclear and other fuels for years to come, and may result in the premature shutdown of some nuclear reactors. Experience to date with deregulation indicates that utilities are improving the performance of their reactors, achieving record capacity factors. There can be no assurance that this trend will continue.

     Reduced Liquidity and Difficulty in Obtaining Future Financing.

The further development and exploration of mineral properties in which Cameco holds an interest may depend upon Cameco’s ability to obtain financing through joint ventures, debt financing, equity financing or other means. There is no assurance that Cameco will be successful in obtaining required financing as and when needed. Volatile uranium markets may make it difficult or impossible for Cameco to obtain debt financing or equity financing on favourable terms or at all.

2004 Cameco Annual Information Form

     Accounting Policies

Please see the disclosure under the heading “Accounting Policies” at “Common Risk Factors-Uranium and Gold.”

     Internal Controls

Please see the disclosure under the heading “Internal Controls” at “Common Risk Factors-Uranium and Gold.”

     Key Personnel

Please see the disclosure under the heading “Key Personnel” at “Common Risk Factors-Uranium and Gold.”

     Cameco’s success depends on its ability to attract and retain qualified personnel

Please see the disclosure under the heading “Cameco’s and Centerra’s success depends on their ability to attract and retain qualified personnel” at “Common Risk Factors-Uranium and Gold.”

     Prospects may suffer due to enhanced competition for mineral acquisition opportunities

Please see the disclosure under the heading “Prospects may suffer due to enhanced competition for mineral acquisition opportunities” at “Common Risk Factors-Uranium and Gold.”

     Cameco may experience difficulties with its joint venture partners

Please see the disclosure under the heading “Cameco and Centerra may experience difficulties with its joint venture partners” at “Common Risk Factors-Uranium and Gold.”

     Technical Obsolescence

Requirements for the Company’s products and services may be affected by technological changes in nuclear reactors, enrichment and used fuel processing.

Bruce Power LP – Nuclear Electrical Generation

Overview

     Business

Cameco, through subsidiaries, owns a 31.6% limited partnership interest in Bruce Power. Bruce Power’s business is the generation and sale of electricity into the Ontario wholesale market. Bruce Power generates electricity from four Bruce “B” and two Bruce “A” nuclear-powered units. The Bruce “B” nuclear units and the two restarted Bruce “A” units have capacity to supply about 20% of Ontario’s electricity needs. Bruce Power has about 3,600 employees.

Nuclear generation harnesses the energy released during controlled nuclear fission reactions to produce steam that is used to drive turbines to generate electricity. Nuclear generation has two main advantages: it is a relatively low marginal-cost production technology and it produces virtually no SOx, NOx, CO2 or mercury. The latter advantage is increasing in significance as governments implement stricter air emission standards.

Nuclear stations have greater operational, maintenance, waste and decommissioning costs and have greater initial capital development costs than other generation technologies. This reflects the complexity of the technical processes that underlie nuclear power generation and additional design, security and safety precautions that are taken to protect the public from potential risks associated with nuclear operations. Offsetting these cost factors is the relatively low cost of nuclear fuel compared with fossil fuel costs. In general, Bruce Power’s nuclear stations have a lower operating cost per megawatt-hour of electricity produced than fossil fuelled facilities.

     2001 Acquisition

On May 12, 2001, Cameco, through its wholly owned subsidiary, Cameco Bruce Holdings Inc., acquired a 15% limited partnership interest in Bruce Power, an Ontario limited partnership, and directly acquired a 15% shareholding interest in Bruce Power Inc., the general partner of Bruce Power. On the same date, Bruce Power

2004 Cameco Annual Information Form

signed and closed agreements with OPG and certain of its subsidiaries to lease and operate the Bruce “A” and “B” nuclear-powered units and related facilities located in south-western Ontario.

To obtain its interest in Bruce Power, Cameco committed to invest up to $100 million in Bruce Power and to provide up to approximately $102 million in financial assurances on behalf of Bruce Power. As of December 31, 2002, Cameco had invested approximately $93 million in Bruce Power and had provided about $84 million in financial assurances. In addition, Cameco purchased finished nuclear fuel from OPG for approximately $74 million for resale to Bruce Power, which resale has been completed.

Concurrent with Cameco’s acquisition, The Power Workers’ Union acquired a 2.0% limited partnership interest in Bruce Power and The Society of Energy Professionals acquired a 0.6% limited partnership interest in Bruce Power. They are the two main unions representing workers at Bruce Power. BE indirectly held the balance, being an 82.4% limited partnership interest in Bruce Power.

     2003 Acquisition

In September of 2002, due to a weakened financial position, BE received financial support from the British government. As a condition of the agreement to provide its financial support, the British government required and received guarantees from certain BE subsidiaries and related companies, including Bruce Power. BE’s weakened financial position resulted in its agreement, in late 2002, to sell 79.8 % of its limited partnership interest in Bruce Power to a consortium of Cameco, TransCanada PipeLines Limited (“TransCanada”), and BPC Generation Infrastructure Trust (“BPC”), a trust established by the Ontario Municipal Employees Retirement System. The Power Worker’s Union and The Society of Energy Professionals agreed to acquire BE’s remaining 2.6% limited partnership interest in Bruce Power.

On February 14, 2003 the agreement closed, with a Cameco wholly owned subsidiary, Cameco Bruce Holdings II Inc., acquiring a 16.6% limited partnership interest in Bruce Power, bringing Cameco’s total indirect limited partnership interest in Bruce Power to 31.6%. Cameco concurrently increased its shareholding interest in Bruce Power Inc. from 15% to 33.3%. Cameco acquired these interests from an affiliate of BE and paid approximately $204 million.

Concurrently, TransCanada, through a subsidiary, and BPC each acquired a 31.6% limited partnership interest in Bruce Power and a 33 1/3% shareholding interest in Bruce Power Inc. from the same BE affiliate. The Power Worker’s Union and The Society of Energy Professionals increased their collective limited partnership interest in Bruce Power from 2.6% to 5.2% as part of the same transaction.

As part of the closing of this transaction, a Cameco subsidiary, a TransCanada subsidiary and BPC each advanced $75 million to Bruce Power. Bruce Power used these funds to pay $225 million in deferred rent that it owed to OPG (see “Overview-Bruce Power-OPG Lease”). The loan is due February 10, 2008 and bears interest at 10.5% per annum. At December 31, 2004, the entire amount was outstanding.

The Bruce Power limited partnership agreement and certain other related documents were amended to give effect to the new ownership of Bruce Power following closing. Under these new arrangements, among other things, Cameco will continue as Bruce Power’s fuel manager (see “Cameco Fuel Management”).

As part of the acquisition of BE’s interest in Bruce Power, the consortium acquired a BE affiliate’s 50% interest in Huron Wind L.P. (Cameco subsidiary’s share is 1/3 of the 50% interest). Located adjacent to the Bruce site, the nine-megawatt Huron Wind L.P. wind farm officially opened on November 29, 2002. OPG owns the other 50% of Huron Wind L.P.

Upon closing, Bruce Power’s guarantees in support of the financial support to BE provided by the British government were released.

The acquisition and its share of the OPG deferred rent payments were funded by Cameco with existing cash reserves and short-term debt.

Cameco’s total commitment for financial assurances given on behalf of Bruce Power is estimated to be $203 million at December 31, 2004. These financial assurances include financial assurances given to the CNSC in support of Bruce Power’s operating licence, guarantees in favour of OPG under the Lease (as defined below), and guarantees in support of Bruce Power’s power purchase agreements with customers. This last commitment is subject to adjustment as the actual amounts of financial assurances in support of power purchase agreements will fluctuate in

2004 Cameco Annual Information Form

response to wholesale electricity market changes. As at December 31, 2004, the actual exposure was $130 million. See Note 16 to the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2004.

     Bruce Power-OPG Lease

In May 2001, Bruce Power, as tenant, signed and closed agreements to lease and operate the Bruce “A” and “B” nuclear powered units and related facilities in south-western Ontario with OPG and certain of its subsidiaries. The initial lease period expires in 2018. Bruce Power has the right to extend the lease and certain related agreements for up to an additional 25 years. The lease was amended in January 2002, and again in 2003 as part of the 2003 Acquisition described above (as amended, the “Lease”).

Bruce Power paid OPG an initial rental payment of about $552 million, comprised of about $327 million in cash and a $225 million note receivable as deferred rent. As part of the 2003 Acquisition, a Cameco subsidiary, a TransCanada subsidiary and BPC each advanced $75 million to Bruce Power. Bruce Power used these funds to pay the $225 million OPG note receivable.

Under the Lease spent fuel and decommissioning liabilities remain the responsibility of OPG and, as determined at the inception of the Lease, are covered by the existing Lease payments. The Lease with OPG provides for limited adjustments to the base rent every five years during the initial term of the Lease. These limited adjustments are based on a maximum of 50% of the value of the expected increase to the decommissioning costs for the Bruce Power facility discounted to January 1, 2001, determined using predetermined principles and assumptions. For each year in the period 2004 to 2008, the aggregate of these rents, subject to limited exceptions, cannot be less than $190 million. In 2004, the aggregate of these rent payments was approximately $223 million. There are no similar adjustments to the existing Lease payments with respect to spent fuel liabilities. Commencing in 2008, Bruce Power also has the right to terminate the Lease if the continuing operation of the facility is no longer economically viable, subject to a Lease termination fee of $175 million, certain ongoing operational requirements during handover and certain shut-down conditions prior to handover. Cameco has severally guaranteed Bruce Power’s performance of these obligations.

OPG is responsible for nuclear waste and decommissioning liabilities at the Bruce site. OPG is responsible for the plant decommissioning (see “Nuclear Waste Management and Decommissioning”).

     Point Lepreau

In November 2004, Cameco announced that, together with TransCanada and BPC Generation Infrastructure Trust, it had requested Bruce Power Inc. to assist in the study of a potential investment in the Point Lepreau nuclear generating station in New Brunswick. Point Lepreau, which is indirectly owned by the provincial government, is a 635 – megawatt (net) CANDU-6 reactor, requiring major refurbishment in several years. Cameco expects to provide an update on the status of this project after due diligence has been completed and negotiations have proceeded to point where the Company makes its decision whether to proceed.

The Generating Facilities

     Overview

The Bruce nuclear generating stations are located approximately 250 kilometres northwest of Toronto on Lake Huron. The Bruce nuclear generating stations consist of eight CANDU reactors. The four Bruce “B” reactors, with a combined net generating capacity of 3,160 megawatts, were commissioned between 1984 and 1987. The four Bruce “A” reactors, with a combined generating capacity of 3,087 megawatts, were commissioned between 1977 and 1979 and removed from service by OPG between 1995 and 1998. Bruce Power has returned two of the Bruce “A” reactors to service, with a combined net generating capacity of 1,500 megawatts. Bruce Power is currently undertaking a review of the feasibility of returning the other two Bruce “A” reactors to service. The four Bruce “B” reactors and two in-service Bruce “A” reactors give Bruce Power a net generating capacity of 4,660 megawatts. An average capacity factor of 85% is forecast for the Bruce “A” and “B” stations during 2005 compared to 82% achieved in 2004. The lower capacity factor in 2004 reflects the planned outage of all four Bruce “B” units in the fall of 2004 to perform an inspection of the vacuum building. This outage required all four units to be shut down simultaneously for approximately one month. This inspection is required by applicable regulatory requirements once every twelve years.

2004 Cameco Annual Information Form

The estimated operating life of a nuclear generating station ends when substantial capital expenditures are required to replace life-limiting components, such as steam generators and fuel channel pressure tubes, and such capital expenditures are not economically justified. (See “Operating Life Assessment”). Bruce Power estimates that the operating life of the last of the four Bruce “B” nuclear units will end about mid-2018 (based upon 201,000 effective fuel power hours for fuel channels) and the operating life of the two Bruce “A” units will end about 2009 for Unit 3 and 2017 for Unit 4 (assuming steam generator replacement for Unit 4 in 2007). An investment by Bruce Power to replace steam generators, fuel channel pressure tubes and other life-limiting components at the end of their useful life will depend, among other things, on prevailing economic, financial and market conditions. If replacement of life-limiting components is not justified, Cameco expects that Bruce Power will continue to operate these units until their shutdown is dictated by safety or economic considerations. As part of its study to examine the feasibility of restarting Bruce A units 1 and 2, Bruce Power is also examining what improvements are needed to extended the life of the four Bruce B units.

In 2004, Bruce Power’s capital expenditure program, excluding the Bruce “A” restart program, was about $360 million. In 2005, Bruce Power’s capital expenditure program for the two A and four B reactors is expected to total about $265 million, plus an additional $110 million for sustaining capital and site service support areas. The capital expenditure program consists of:

Bruce B turbines/power uprate	$95 million
Bruce A unit 4 steam generators (progress payment)	$90 million
Infrastructure projects	$80 million

As part of its Bruce “B” power uprate project, Bruce Power plans to refuel the Bruce “B” units with modified fuel containing SEU beginning in 2007. The Bruce “B” units, with the exception of Bruce “B” Unit 6, are currently operating at 90% of maximum power based upon an operating limitation imposed by the CNSC. This limitation was placed on the reactors when studies revealed that emergency shutdown systems may not provide sufficient safety margins for certain low probability accidents. The derating to 90% of full power ensures that the necessary safety margin is maintained. (See “Reactor Physics”) The use of the modified fuel is intended to improve the safety margins of the reactors and allow them to operate at their design capacity and with the necessary safety margin. Approval is required from the CNSC to operate the Bruce “B” units with the modified fuel. In 2004, Bruce “B” Unit 6 successfully completed the first step toward restoring maximum power with receipt of CNSC approval to operate at 93% on the basis of improved safety margins attributed to completion of the first phase of the power uprate program. (See “Uranium Fuel Conversion Services” and “Cameco Fuel Management”). The other aspects of its power Bruce “B” power uprate project include turbine generator upgrades and improvements to the reactor core.

     Bruce “A” Restart

One of Bruce Power’s key initiatives was the restart of two of the four laid-up units of the Bruce “A” station (Units 3 and 4). The first Bruce “A” unit (Unit 4) was connected to the Ontario electricity grid in October 2003, and declared in commercial production as of November 1st, 2003, with the second (Unit 3) connected to the grid in January 2004, and declared in commercial production as of March 1, 2004. These two Bruce “A” units have a combined net generating capacity of about 1,500 megawatts. The project costs to restart Units 3 and 4 of the Bruce “A” station were approximately $725 million. These costs were materially above the first forecast costs due to increased scope arising as a result of security concerns and regulatory requirements. There was also some unanticipated work required to assure safe startup and operation. As of December 31, 2004, both Units 3 and 4 are operating at full licensed power, although Unit 3 has experienced some performance degradation due to the aging steam generator components.

In January 2004, Cameco announced that Bruce Power was exploring the feasibility of restarting the remaining two laid-up units of the Bruce A station (Units 1 and 2). They have a combined net generating capacity of approximately 1,500 megawatts. They are the older of the four Bruce A units and have experienced the most operating time. Unit 1 was put into service in 1977 and laid up in 1997. Unit 2 was put into service in 1977 and laid up in 1995. If a decision is made to restart these units, significant capital expenditures will be required because, among other things, the units’ steam generators and pressure tubes will have to be replaced and upgrades will be required to the units’ fire protection, electrical and seismic systems to bring them up to current codes. The feasibility study has been completed and the project plan is substantially complete. Bruce Power management and the Bruce Power partners are currently reviewing them and discussions are ongoing with the government of Ontario. In the fall of 2004, the Ontario government announced the appointment of a negotiator to represent it in any potential

2004 Cameco Annual Information Form

negotiations connected to the restart of Units 1 and 2. Cameco expects to make a decision in early 2005 on whether or not to proceed with this investment.

     Operating Life Assessment

The initial estimated operating life for Bruce’s nuclear generation units was 30 years. OPG undertook a comprehensive inspection and testing program in order to ascertain the physical condition of its nuclear generating assets, including the Bruce units, and Bruce Power has continued that program, partially by way of contract with OPG. The condition of the major components is assessed using a variety of inspection techniques such as ultrasonic, visual and functional testing. These results provide engineers with an assessment of the condition of such components relative to original design. Repeated inspection or testing during planned outages is used to project remaining life. The experience of other nuclear operators is also taken into consideration. This information is used to update the life cycle management plans for major plant components. The life cycle management plans are a key input to Bruce Power’s business planning process. Bruce Power’s current operating life estimates (see “- Generating Facilities”) for the Bruce A and B units are based on the results of this program to date and on the previous operating history of the units. Bruce Power will continue to analyze information on the physical condition of its nuclear units and develop appropriate operational and maintenance activities.

As a key part of its 1997 Nuclear Recovery Plan, OPG has undertaken, and Bruce Power has continued at Bruce, an ongoing program to assess the condition of key components of the system including its steam generators, fuel channels and feeder pipes. As a result of these programs, Bruce Power has been better able to quantify equipment degradation status, such as the extent of steam generator tube corrosion, feeder tube wall thinning and pressure tube/calandria tube spacer location and relocation issues. As of December 31, 2004, 100% of Bruce Power’s steam generators (with 100% of the areas of the inner tubes likely to experience degradation) had been inspected and the present condition of these components has been ascertained with a reasonable degree of certainty. On the basis of the steam generator program inspection results, periodic cleaning, repairs and internal modifications have been deemed necessary to slow down the degradation rates and restore unit reliability. Bruce Power is currently implementing comprehensive operation and maintenance life cycle management plans at its units aimed at enabling the steam generators to operate for the expected life of the units. Current estimates of the steam generator life are within the estimated operating lives of the units. In 2003, inspections on Bruce B Unit 8 identified some erosion on support plates in three of the eight steam generators. Repairs were made and no damage to the boiler plates was detected. Inspections on the other units have found no similar conditions and follow-up inspections on Unit 8 did not show any further degradation.

Current inspections in the fuel channel program support the fuel channels lasting until the end of the estimated operating lives for the Bruce A and B units. Maintenance activities at Bruce to reposition the support springs in the fuel channels started in 2001 and are planned to continue through 2006 to ensure that the end of life projections are achieved.

Feeder pipes are part of the piping system that carries hot water between the reactor and the steam generators. Thinning of feeder pipes occurs to varying degrees at all of Bruce’s reactors. Extensive inspections have been carried out to establish the current condition of the feeder pipes of the Bruce units. Feeder pipe thinning and degradation are phenomena common to CANDU reactors and are the subject of industry studies and monitoring. However, compared to other CANDU units, it has occurred to a lesser extent at Bruce B and Bruce A due to the derating of the units, resulting in less harsh operating environments. The feeder pipes are thus not expected to limit the life of the units, although it is expected that if the units are refurbished to extend their operating lives, the feeder pipes will be replaced and upgraded.

Cracking of feeder pipes has been experienced at two CANDU plants located outside Ontario. The affected sections of pipe were replaced and the units were returned to service. Bruce Power has not experienced any feeder pipe cracking at any of its nuclear facilities but is carrying out inspections during regularly planned outages. The scale of these inspections has been increased in response to these external events. Bruce Power is also participating in research and development with other CANDU operators to establish the degradation mechanisms.

     Candu Technology

The A and B units at Bruce Power use CANDU Reactors. CANDU is a pressurized-heavy-water, natural-uranium power reactor first designed in the 1960’s by a consortium of Canadian government agencies and private industry. All commercial nuclear reactors in Canada use the CANDU technology. It is also the power-reactor product

2004 Cameco Annual Information Form

marketed by Canada abroad. CANDU reactors are currently operating in Ontario, Quebec, New Brunswick, Argentina, Romania, South Korea and China.

CANDU reactors are unique in their use of natural-uranium fuel and deuterium oxide, or heavy water, as both a moderator to slow down the fission process and a heat transfer medium within the reactor. The refuelling system is also unique in that the CANDU reactors can be refuelled at full power. This is due to the subdivision of the core into hundreds of separate fuel channels each holding a series of natural uranium fuel bundles, allowing for greater fuel efficiency. In contrast, light water reactors, which use enriched uranium fuel, must be shut down during refuelling which may require a planned outage of 15 to 30 days every 18 to 24 months. Both CANDU and light water reactors have to shut down from time to time for maintenance and repair. Notwithstanding that CANDU reactors can be refuelled without being shut down, the number of outage days per year for Bruce’s CANDU reactors currently tends to be greater than the average number of outage days per year for light water reactors, primarily due to maintenance and repair work required for pressure tubes and feeders, which are not used in light water reactors.

Each CANDU unit is designed with a computerized reactor control system which controls reactor power and the transfer of heat generated in the fuel to the turbines. By changing the power level demanded from the control system, the unit operator can adjust the reactor power level and, therefore, electrical generation, from shut down to full output. The system design also permits on-line maintenance, with redundancy features to improve reliability. Although the normal control process systems are reliable and capable of shutting down the reactor, the stations have also been designed with separate and independent multiple fail-safe safety systems for fast reactor shutdown, emergency cooling and radiation containment. All of Bruce Power’s reactors have two physically separate and independent systems designed to shut down the reactor within two seconds of being activated. Each of these systems is independent of the primary control systems and includes multiple sensors for detecting emergency conditions. The first shutdown system consists of neutron absorbing rods suspended above the reactor, which would fall automatically into the moderator upon detection of an emergency condition. The second shutdown system contains a neutron-absorbing solution, which would be rapidly injected into the heavy water. The primary shutdown mechanism consists of fast-acting neutron absorbing rods. An additional slower-acting shutdown mechanism, which drains the reactor moderator to a dump tank, is also present.

The Bruce units also have an emergency core coolant injection system which would be activated in the event of a pipe break in the reactor coolant system. This system would inject ordinary water into the cooling system to ensure that coolant continues to circulate over the nuclear fuel bundles to prevent them from overheating. In addition, all of Bruce Power’s nuclear units have a negative pressure containment system. Each reactor is enclosed in a thick-walled concrete containment building connected to a vacuum building by a large duct. If pressure in the containment building exceeds operating limits, pressure relief valves would automatically open and release any radioactive material into the vacuum building. The negative pressure within the vacuum building, together with steam suppression by a dousing system, is designed to keep radioactive material safely contained within the vacuum building walls. Controlled venting, within permissible levels of release, would also be available for long-term pressure control through filtered-air discharge systems.

     Reactor Physics

The CNSC requires that Bruce Power and other nuclear operators conduct safety analysis in order to license reactors for operation. One of objectives of such safety analysis is to demonstrate that an unacceptable release of radioactivity will not occur in the event of a large break loss of coolant. In 1999, the CNSC requested that OPG, the prior operator of the Bruce units, use a new set of computer codes for performing such safety analysis. Analysis performed by OPG with the new codes indicated a reduction in the safety margins from those obtained with the old codes. OPG therefore introduced operational changes for the Bruce units that resulted in a period of operation at reduced reactor power output (referred to as a “derate”). The reduced safety margins identified by the amended reactor physics codes reduced operating margins and increased costs of operating the Bruce units.

The Bruce units have been maintained in a derated position because of safety margin limitations arising from the large break loss of coolant accident analysis. Bruce Power, along with AECL, Cameco and Zircatec Precision Industries Inc. (“ZPI”), have jointly undertaken a program to develop and manufacture low void reactivity fuel (LVRF) to restore and increase the safety margins. Cameco’s specific role is to manufacture slightly enriched uranium (SEU) powder to be used in the LVRF. LVRF use not only restores safety margins, but has the beneficial effect of sufficiently increasing safety margins to allow the Bruce B units to undergo a power uprate (or power restoration) to its original 100% power design basis. (See “Cameco Fuel Management”)

2004 Cameco Annual Information Form

     Employees

Bruce Power has 3,600 employees. Most of them are unionized. The PWU Collective Agreement expires December 31, 2006. The Society Collective Agreement, which commenced January 1, 2005, expires December 31, 2009.

Cameco Fuel Management

Cameco has overall responsibility to procure nuclear fuel for Bruce Power. This includes the supply by Cameco of all uranium concentrates and UO2 conversion services required for the Bruce nuclear generating stations, making Bruce Power a significant customer for Cameco’s core products. The six Bruce units are expected to use about 1.5 million pounds of U3O8 and 0.6 million kilograms of natural UO2 conversion services each year.

In late 2001, on behalf of Bruce Power, Cameco negotiated a fuel manufacturing services agreement with ZPI covering all of Bruce Power’s fuel manufacturing requirements through the initial Lease period. Under the arrangement, ZPI will manufacture UO2 provided by Cameco into finished nuclear fuel bundles for Bruce Power.

Bruce Power is also pursuing the use of SEU as part of its power uprate project for the four Bruce “B” units. Cameco is working with Bruce Power, ZPI and others in the development of SEU. Cameco expects Bruce Power’s use of SEU will increase the volume of U3O8 sold to Bruce Power and will not significantly reduce natural UO2 conversion services sold to Bruce Power (see “Uranium Fuel Conversion Services” and “Reactor Physics”). Cameco has initiated a project at its Port Hope facilities to modify and add the facilities to manufacture SEU powder for the Bruce Power fuel. An environmental assessment has been submitted in accordance with regulatory requirements.

OPG Services to Bruce Power

As part of the OPG-Bruce Power transaction, OPG agreed to provide certain services to Bruce Power. Some of these services are required in order for Bruce Power to comply with terms of its CNSC operating licences. The material short-term OPG services include: nuclear operating support services and steam generator and fuel channel inspection and maintenance services. These services may be terminated upon 12 months prior notice by either Bruce Power or OPG. The material long-term OPG services include services relating to the supply, delivery and processing of heavy water for use in the Bruce nuclear units, low level and intermediate waste storage and disposal services, and collection and storage of used fuel bundles generated from the operation of the Bruce nuclear units as further described in “Nuclear Waste Management and Decommissioning.”

Nuclear Waste Management and Decommissioning

As they operate, the Bruce nuclear units generate:

•	used nuclear fuel bundles (“high-level radioactive waste”);

•	other material that has come in close contact with reactors but is less radioactive than used nuclear fuel bundles, such as ion exchange resins and other structural material and reactor equipment, including pressure tubes (“intermediate-level radioactive waste”); and

•	material used in connection with station operation that is not highly radioactive (“low-level radioactive waste”).

Used nuclear fuel bundles from the Bruce reactors are temporarily stored in water-filled pools (“wet bays”) at the Bruce nuclear stations for a cooling off period of at least ten years during which their radioactivity substantially decreases. OPG has constructed a dry storage facility at its radioactive waste operations site that is located on a part of the Bruce site not leased to Bruce Power. After the cooling off period, used nuclear fuel bundles will be transferred to above ground concrete canisters at OPG’s dry storage facility. In-station modifications to the Bruce “B” wet bays to support the loading of used nuclear fuel bundles into dry storage containers were completed by Bruce Power in 2002. When originally constructed, the wet bays at Bruce “A” and “B” had sufficient capacity to store used nuclear fuel bundles for up to 15 to 20 years of operation. The Bruce “B” wet bays are at or near full capacity, but in 2003, OPG started transferring the used fuel bundles to its dry storage facility.

OPG assumes title to the used nuclear fuel bundles discharged from the Bruce reactors during the Lease period. OPG retains title to all used fuel bundles stored in the wet bays before May 11, 2001. No later than April 2003, OPG

2004 Cameco Annual Information Form

was required to commence collection of used nuclear fuel bundles stored in the wet bays for transport to and storage at its dry storage facility at the Bruce site. These shipments have now commenced. While the used nuclear fuel bundles are contained in wet bays, Bruce Power is responsible for their management.

During the term of the Lease, OPG has also agreed to take title to, store and dispose of all of Bruce Power’s low and intermediate-level radioactive waste at OPG’s radioactive waste management facility at the Bruce site. OPG retains title to all low and intermediate-level radioactive waste generated before May 11, 2001.

Under the Lease, OPG, as the owner of the Bruce nuclear plants, is responsible for decommissioning of the eight Bruce nuclear units and for funding and meeting other requirements relating thereto that the CNSC may require of Bruce Power as licensed operator of the Bruce nuclear plants. OPG is also responsible for managing radioactive waste associated with decommissioning of the Bruce nuclear plants.

There is no facility in Canada for the permanent disposal of used nuclear fuel. The Nuclear Fuel Waste Act, implementing the federal government’s nuclear fuel waste management strategy, came into force in November 2002. As required by this legislation, owners of used nuclear fuel in Canada established an organization, as a separate legal entity, with a mandate to manage and co-ordinate the full range of activities relating to the long-term management of used nuclear fuel. It is expected that this organization will complete a study of the options available for the long term management of used fuel for federal government consideration. This legislation also required the owners of used nuclear fuel, including OPG, to establish a trust fund with a Canadian financial institution and make specified deposits. As OPG is the owner of the used nuclear fuel bundles discharged from the Bruce units, it, not Bruce Power, is subject to the financial contribution requirements of this legislation.

Federal Regulation

Bruce Power’s operations are heavily regulated. The CNSC, an agency of the federal government, regulates Bruce Power’s nuclear operations through its powers under the Nuclear Safety and Control Act (Canada). (see “Government Regulation-Canadian Uranium Industry Regulation”). In addition, Bruce Power is subject to the Nuclear Liability Act (“NLA”), as well as other legislation associated with labour and environmental matters.

All of the construction, equipment, safety systems and operating limits for the Bruce nuclear generation stations are subject to regulation by the CNSC under the Nuclear Safety and Control Act (Canada). Under licenses issued by the CNSC, Bruce Power is required to regularly report on operations to the CNSC, which monitors the safety performance of the Bruce nuclear generating stations.

On May 9, 2001, Bruce Power received a licence to operate the Bruce “B” nuclear units and a license to operate the Bruce “A” nuclear units, which licences took effect on May 11, 2001.

On September 24, 2003, and February 5, 2004 CNSC hearings were held to consider the renewal of the power reactor operating licenses for the Bruce “A” and “B” reactors. On March 12, 2004, Bruce Power received a 5-year operating license to operate the “A” and “B” reactors through March 31, 2009. Financial assurances required by the CNSC in respect of this license were determined to be $71 million.

The NLA requires operators of nuclear generating facilities to purchase nuclear liability insurance from the Nuclear Liability Association of Canada in amounts specified in the NLA. Currently, the NLA requires the operator of nuclear stations to maintain, for each of its nuclear stations, insurance up to a limit of $75 million for liability imposed under the NLA. Under Part I of the NLA, an operator is strictly liable for any damage to property of, or personal injury to, the public arising from a nuclear incident (as defined in the NLA), other than damage resulting from sabotage or acts of war. If in the opinion of the Governor in Council, an operator’s liability could exceed $75 million in respect of a nuclear incident, or it would be in the public interest to do so, the Governor in Council would proclaim Part II of the NLA in effect. Under Part II of the NLA, an operator’s liability would effectively be limited to the amount of such insurance and the Governor in Council may authorize funds to be paid by the federal government for claims in excess of that amount. The NLA is currently under review and this review could require an increase in insurance coverage that Bruce Power must obtain.

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Ontario’s Electricity Regulation

     Ontario Deregulation

The electricity market in the province of Ontario opened (“Market Opening”) to full competition on May 1, 2002. In order to create a competitive market after Market Opening, the Ontario government approved a framework, known as the “market power mitigation” framework, to ensure an orderly and gradual transition to an industry structure in which OPG’s share of generating capacity available to the Ontario market is substantially reduced.

In the Ontario market, generators, wholesalers and suppliers, both inside and outside Ontario, compete to sell electricity into the real time energy market or spot market administered by an agency established by the Ontario government and recently renamed the Independent Electricity System Operator (“IESO”). Both wholesale market participants and retail customers have access to the electricity supplier of their choice. Bruce Power earns revenue through medium- and long-term contracts and spot market sales. Bruce Power uses risk management activities, such as hedging, in order to mitigate Bruce Power’s exposure to volatile electricity prices.

In November 2002, the Government of Ontario introduced Bill 210 Electricity Pricing, Conservation and Supply Act, 2002, reversing, in part, its decision to deregulate the electricity market. The Bill became law on December 9, 2002. The new legislation and related regulations included the following key features:

•	Effective December 1, 2002 (but retroactive to Market Opening), the price of electricity paid by “low volume consumers” (consumers using less than 150,000 kWh annually, although this was subsequently increased to 250,000 kWh, as described below) and other “designated consumers” was fixed at 4.3¢/kWh;

•	The rates of transmission and distribution and the fees for the operation of the IESO were capped at current levels.

•	IESO market uplift charges to distributors and low volume and designated consumers were capped at 0.62¢/kWh.

•	The Minister of Energy was given increased power including the ability to review market rules made by the IESO to ensure that the new rules did not unduly and adversely affect the interests of consumers, with respect to prices or the reliability or quality of electricity service. This Minister was also given power to control rates approved by the Ontario Energy Board (“OEB”) and to require certain orders to be amended.

•	Tax incentives were provided to promote conservation, use of alternate fuels and support for clean energy production through a variety of mechanisms.

On March 21, 2003, the Province announced a business protection plan for large electricity consumers in Ontario. Under this plan, consumers using up to 250,000 kWh per year were included in the fixed price rate of 4.3¢/kWh retroactive to May 1, 2002. Except for certain designated customers, all consumers using above 250,000 kWh per year remained in the competitive wholesale and retail markets and received rebates under the terms of the existing market power mitigation agreement arrangements for the 12 months ending April 30, 2003. Effective May 1, 2003, rebates to these customers were fixed at 50% of the amount by which the average spot price in the IESO-administered market exceeded 3.8¢/kWh, with rebates paid on a quarterly basis.

On November 25, 2003, the newly elected Liberal Ontario Provincial Government introduced Bill 4, the Ontario Energy Board Amendment Act, 2003, which removed the 4.3¢/kWh price freeze effective April 1, 2004 and replaced it with an interim pricing plan. This interim plan priced the first 750 kWh (kilowatt hours) of consumption at 4.7¢/kWh and monthly consumption above that level at 5.5¢/kWh. The Ontario government stated that the interim pricing structure would remain in place until the independent regulator, the OEB, developed a clear and transparent mechanism for setting prices, to be implemented as soon as possible, but not later than May 1, 2005. The interim pricing structure did not distinguish between commercial and residential users; it only distinguished between consumption patterns.

In June 2004, the Ontario government introduced legislation to establish a new structure to the electricity sector. This legislation, Bill 100, the “Electricity Restructuring Act, 2004” (“Electricity Restructuring Act”), received royal assent on December 9, 2004, and since then, many of its sections have since then been proclaimed in force. Highlights of the Electricity Restructuring Act include:

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•	the creation of a new Ontario Power Authority (“OPA”), that will be responsible for ensuring adequate, long-term supply of electricity;

•	regulated prices in parts of the electricity sector to ensure price stability for consumers;

•	a revised role of the renamed Independent Electricity System Operator;

•	creation of a new Conservation Bureau, that will be led by Ontario’s Chief Energy Conservation Officer; and

•	provisions that will continue to enable the Ministry of Energy to set targets for conservation, renewable energy, and the overall supply mix within Ontario.

Regulated prices, as referenced above, will be linked to generation from prescribed facilities, which as of December 31, 2004, are anticipated to consist of OPG’s baseload nuclear and hydroelectric generation stations. All other generating facilities are expected to continue selling electricity within the framework of the competitive wholesale market, with the exception of the non-utility generators with existing contracts with OEFC and generators who enter into long-term contracts with the OPA.

In light of the changes discussed above brought about by the enactment of the Electricity Restructuring Act, it appears evident that the initiative to decontrol OPG assets, as originally contemplated within the deregulation framework in 2002, has receded.

     Legislation

The Electricity Act, 1998 (Ontario) (the “Electricity Act”), implements the fundamental principles of the restructuring of Ontario’s electricity industry. These include the assurance of the adequacy, safety, sustainability and reliability of electricity supply in Ontario, the encouragement of electricity conservation and the efficient use of electricity, the protection of the interests of consumers with respect to prices and the adequacy, reliability and quality of electricity service, the establishment of an independent electricity system operator and the implementation of non-discriminatory access to transmission and distribution systems.

The Ontario Energy Board Act, 1998 (“OEB Act, 1998”) expands the jurisdiction and mandate of the OEB in the regulation of the electricity and natural gas markets. In its role as regulator of the Ontario electricity market, the OEB has broad powers relating to licensing, rate regulation and market supervision. The OEB is obligated to implement the Province’s policy directives, including directives concerning conservation matters as well as those intended to address existing or potential abuses of market power by energy sector participants. Upon the petition of any party or interested person, the Province may require the OEB to review all or any part of an order that the OEB has issued.

The purposes of the Electricity Act are to: (a) ensure the adequacy, safety, sustainability and reliability of electricity supply in Ontario through responsible planning and management of electricity resources, supply and demand; (b) encourage electricity conservation and the efficient use of electricity in a manner consistent with the policies of the Government of Ontario; (c) facilitate load management in a manner consistent with the policies of the Government of Ontario; (d) promote the use of cleaner energy sources and technologies, including alternative energy sources and renewable energy sources, in a manner consistent with the policies of the Government of Ontario; (e) provide generators, retailers and consumers with non-discriminatory access to transmission and distribution systems in Ontario; (f) protect the interests of consumers with respect to prices and the adequacy, reliability and quality of electricity service; (g) promote economic efficiency and sustainability in the generation, transmission, distribution and sale of electricity; and (h) ensure that Ontario Hydro’s debt is repaid in a prudent manner and that the burden of debt repayment is fairly distributed. The objectives of the OEB pursuant to the OEB Act, 1998 are to protect the interests of consumers with respect to prices and the adequacy, reliability and quality of electricity service and to promote economic efficiency and cost effectiveness in the generation, transmission, distribution, sale and demand management of electricity and to facilitate the maintenance of a financially viable electricity industry.

The key regulatory instruments authorized by the Electricity Act and the OEB Act, 1998 that apply to Bruce Power and its business are: the Market Rules made by the IESO; and Bruce Power’s generation licence issued by the OEB. Elements of the restructuring of Ontario’s electricity industry are in place, including the regulations and Market Rules that govern the wholesale and retail electricity markets. These regulations and Market Rules include technical

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provisions dealing with participation in the markets, the delivery of energy through the IESO-controlled grid and the provision of certain ancillary services and the IESO’s financial markets arrangements.

Since Market Opening, a number of amendments have been made to both the Electricity Act and the OEB Act, 1998 through the following legislation: Bill 58, the Reliable Energy and Consumer Protection Act, 2002, Bill 210, the Electricity Pricing, Conservation and Supply Act, 2002, and the Electricity Restructuring Act, the Electricity Restructuring Act, 2004 (“Electricity Restructuring Act”) plus related regulations. Bill 58 focused on the conduct of retailers selling to consumers who use less than 150,000 kWh of electricity annually. This has had little direct impact on Bruce Power. Bill 58 also increased the investigative power of the Market Surveillance Panel (“MSP”). The changes implemented by the Electricity Pricing, Conservation and Supply Act, 2002 and the Ontario Energy Board Amendment Act (Electricity Pricing), 2003 are discussed in more detail under the section “Ontario Deregulation”. The Electricity Restructuring Act significantly restructures Ontario’s electricity regime. The Electricity Restructuring Act was passed on December 9, 2004 and many of its sections have since then been proclaimed in force. The Electricity Restructuring Act introduces a hybrid electricity market model — a mixture of government regulation and private sector competition. Regulation will continue with respect to the price of electricity charged to certain consumers and will also apply in respect of the output of the nuclear and certain other plants owned by OPG. Other areas of the electricity sector will be subject to competition. The Electricity Restructuring Act also creates a new agency, the OPA, to oversee and facilitate electricity supply adequacy and conservation. The Electricity Restructuring Act also renames the IMO as the IESO, transfers the Market Surveillance Panel from the IESO to the OEB and further expands the role of the OEB. In summary, these statutes and related regulations have enacted a number of amendments to the regulation of the Ontario electricity market, with the most significant changes being introduced most recently by the Electricity Restructuring Act, details of which are discussed in more depth below.

     Creation of OPA

The Electricity Restructuring Act creates the OPA, which is an independent, self-financed, non-profit corporation, charged with a mandate to ensure long-term supply adequacy in Ontario. Both the Minister of Energy and the OEB will oversee the OPA. The Minister of Energy will, among other things, set generation and conservation directives and goals, draft regulations for procurement contracts and settlement methodology and approve both the business plan and the budget of the OPA. The OEB will, among other things, approve the OPA’s fees and charges (which allows the OPA to recover its costs and expenses), review its Integrated Power System Plan and approve the OPA procurement process and settlement and variance mechanisms. The IESO has been designated to collect the OPA fees and charges.

The OPA will, among other things, (i) assess the adequacy and reliability of electricity resources for the medium and long-term, (ii) forecast electricity demand and the potential for conservation and renewable energy, (iii) prepare an integrated system plan for generation, transmission and conservation, (iv) procure new supply, transmission, demand management and conservation either by competition or by contract when necessary, (v) promote the diversification of electricity sources through cleaner energy sources and technology and alternative and renewable energy sources and (vi) stabilize rates for certain consumers.

The OPA is empowered to enter into generation and transmission and procurement contracts where necessary. The OPA is enabled with a broad ability to recover its costs and payments associated with procurement contracts. The integrated power plan created by the OPA will be presented to the Minister and may be reviewed by the OEB to ensure that it is compliant and addresses the directives set by the Minister as well as being economically prudent and cost effective. The OEB may approve the plan or send it back to the OPA with comments for further consideration and resubmission to the OEB.

     Electricity Price Adjustments

Regulations under the Electricity Restructuring Act will require the IESO, electricity distributors and retailers to make adjustments to their billing systems so that payments made by consumers (large loads and anyone not prescribed by regulation) are equal to the payments made to the generators, the OPA and OEFC. The Electricity Restructuring Act introduces a blended electricity price from various generation sources. Low-volume and designated consumers, on the other hand, will pay a price established under a regulated price plan under the jurisdiction of the OEB.

When determining what this regulated price will be, the OEB will likely consider such factors as contract prices, forecasted market price and the expected cost of electricity consumed by consumers to whom the rates apply, and

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take into account the balances in the OPA’s variance accounts. The OPA variance accounts will track the difference between accounts receivable and accounts payable by the OPA for its purchases and sales of electricity. Consumers that are entitled to participate in the regulated rate plan will have the option of purchasing their electricity from energy retailers.

     Transmission Congestion

The Electricity Act, 1998 (Ontario) mandates non-discriminatory access to transmission and distribution facilities by providing that every transmitter or distributor must provide generators, retailers and consumers with non-discriminatory access to its transmission or distribution systems in Ontario in accordance with its licence.

A uniform market-clearing price within Ontario is calculated on a congestion-free basis. Settlements for generators are based on metered energy multiplied by the uniform market-clearing price. If transmission constraints or line losses require less expensive generation to be removed from production and more expensive generation to produce more electricity, the constrained generators will be compensated by an additional payment, which will be charged to consumers. The IESO collects and publishes locational pricing data to determine the extent of congestion in the Ontario market and will recommend whether to move to some form of congestion pricing as part of the market evolution process. Depending on the extent of congestion, this change could result in locational pricing, in which individual market clearing prices would be established for various locations in Ontario. Interconnections with other jurisdictions are treated as separate zones from the rest of Ontario and separate zone prices apply when an interconnection is constrained.

     The IESO

The IESO functions both as independent system operator, ensuring overall system reliability and stability through control of physical dispatch, and as the clearing house for the settlement of spot transactions by suppliers and purchasers of electricity participating in the IESO wholesale market. The Electricity Restructuring Act authorizes the IESO, through its billing and settlement systems, to ensure that market participants will, over time, pay the true cost of electricity, taking into consideration the mix of regulated and market prices payable to generators and prices payable under amendments to the OEB Act, 1998.

As a result of the Electricity Restructuring Act, the IESO’s duties in relation to the forecasting of electricity demand will be reduced to short term forecasting. The role that the IMO played in medium and long-term electricity planning is transferred to the OPA. The IESO will continue to provide information to the public regarding the current and short-term electricity needs of the Province and the ability of the integrated power system to meet those needs, and the Electricity Restructuring Act will also require that the IESO provide this information to the OPA.

The IESO-administered wholesale market for energy services consists of. (i) both physical markets, relating to the dispatch and pricing of electricity; and (ii) financial markets, which are focused on financial risk management associated with the exposure to spot market energy prices and to transmission constraints. The following chart provides an illustration of the products and services that are available in the IESO-administered market, as well as some additional products and services which may be introduced at a later date.

The IESO-administered physical electricity markets consist of both real-time and procurement markets: real-time markets for energy and operating reserve, and, if implemented, a capacity reserve market, and procurement markets for additional generation-related services to maintain reliability of the transmission grid.

Spot market prices in the IESO-administered real-time market fluctuate significantly as a result of a number of influences, including domestic market demand, operating reserve requirements, generation availability and the volume of imports from and exports to interconnected markets. The highest spot market prices are set during periods of peak demand and are typically set by plants with the highest marginal cost at that point in time. This is usually natural gas generators or facilities with limited energy generation available. During off-peak periods, spot market prices are generally set by plants with a lower marginal cost of production, such as coal-fired generation. Spikes in spot prices are very often weather and capacity driven. Due to the fact that the Ontario market is interconnected with other energy marketplaces, prices in Ontario are also influenced by conditions in those markets.

The IESO is conducting a consultation process on market evolution to address several key market design issues and implement changes, including the following: (i) implementation of a day ahead market; (ii) optimization of dispatch over multiple intervals rather than the current process which optimizes dispatch every five minutes; (iii) consideration of some form of locational marginal pricing (“LMP”) (LMP is used by both New York and PJM, and

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is being proposed in the Midwest ISO); and (iv) proposals to deal with both short-term and long-term resource adequacy.

The IESO-administered financial markets are intended to provide wholesale market participants with risk management opportunities through the trading of transmission rights and energy forward contracts.

Transmission rights are sold to market participants by the IESO in scheduled auctions. The operation of the transmission rights market is intended to provide market participants with a financial hedge for congestion when importing or exporting energy. Congestion occurs at a time when the IESO receives more bids or offers than can be accommodated given the available limits on transmission capacity between Ontario and the interconnected market at an inter-tie. When the flows of electricity are such that an inter-tie reaches its capacity, it results in variations in energy prices on either side of the inter-tie. Transmission rights are a financial risk management instrument and do not provide a market participant with priority access to transmit electricity across an inter-tie. Transmission rights may be purchased or sold notwithstanding that the purchaser or vendor is not offering to purchase or sell electricity across an inter-tie. They do, however, entitle a purchaser to a payment from the IESO in the event of congestion at the inter-tie.

Under the Electricity Act, the IESO is authorized to make and enforce the Market Rules which are necessary to perform its function and administer the IESO-controlled market. Under the Electricity Restructuring Act, proposed amendments to the IESO-administered market rules will be reviewed by the OEB, which may revoke the amendment and refer the matter back to the IESO for further consideration. Each market participant is obliged to follow the Market Rules in accordance with its participation agreement with the IESO and its OEB licence.

The IESO acts as a clearing house for the settlement of spot market transactions as well as designated physical bilateral contracts between IESO market participants and sends invoices to market participants. Credit risk in the settlement process is managed by IESO rules requiring all authorized market participants to satisfy requirements for creditworthiness, with all participants sharing the risk of loss on a market participant’s payment default on a pro rata basis.

The IESO-administered physical electricity markets include real-time markets. The spot markets for energy and operating reserve are both part of the real-time markets that are administered by the IESO. The energy market deals with offers to sell and bids to purchase electricity. Operating reserve is generating capacity that can be called upon or demand that can be reduced on short notice by the IESO, for example, to replace scheduled electricity supply that

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is unavailable as a result of contingencies such as unexpected outages of generating facilities, or deal with unanticipated increases in demand. The IESO establishes separate prices for the energy market and the operating reserve markets. The IESO jointly optimizes these two markets to produce dispatch instructions and prices intended to result in the most cost-effective overall solution for the market. The description below of how the IESO establishes the market clearing prices of electricity and operating reserve does not include adjustments that result from the interaction of the energy and the operating reserve markets. Furthermore, the following description is based upon the assumption that there are no constraints in the transmission system. If there are constraints in the transmission system, further adjustments are made to dispatch instructions and the compensation paid to generators.

In the energy market, offers to sell specified quantities of electricity at specified prices for each hour of a given day (the “dispatch day”) are made by generators in Ontario and elsewhere. Intermittent and small generation facilities may be designated as “non-dispatchable”, in which event they receive the market clearing price for all electricity generated by the facility, without the need to submit an offer to sell to the IESO. All other generators are “dispatchable” and are only dispatched if their offer is accepted.

Consumers may similarly submit bids that specify the maximum price that the consumer is willing to pay for electricity. Such consumers are considered to be “dispatchable”. If a consumer submits such a bid, when the price of electricity exceeds the price in its bid, the consumer must reduce its electricity usage based on dispatch instructions from the IESO. All other consumers are “non-dispatchable”. Non-dispatchable consumers do not submit bids and pay the hourly market clearing price for all electricity consumed by them, with the exception of those consumers who are prescribed to pay the regulated price.

Offers from generators and bids from consumers are provided to the IESO in advance of the dispatch day and may be changed within certain time limits. For each five-minute interval, the market clearing price is set by the price of the next available bid or offer that has been submitted to the IESO to meet the next MW of demand. This price can, therefore, be set by an offer submitted by a dispatchable generator or by a bid submitted by a dispatchable consumer. The IESO also establishes an hourly market clearing price, which is the arithmetic average of the five-minute interval market clearing prices during that hour. All dispatchable generators and dispatchable consumers whose offers or bids are accepted by the IESO receive or pay the five-minute interval market clearing price for electricity generated or consumed, based upon metered quantities. All non-dispatchable generators and non-dispatchable consumers receive or pay the hourly market clearing price for electricity generated or consumed by them based on metered quantities except for those generators that will receive, and those consumers that will pay, regulated rates.

The operating reserve markets establish market clearing prices that are paid to parties whose offers to provide operating reserve are accepted by the IESO. As mentioned above, these prices are affected by the interaction between the energy market and the operating reserve markets.

The IESO maintains the reliability of the transmission grid through ancillary services (operating reserve, reactive support/voltage control service, black start capability and automatic generation control) and must-run contracts for local reliability. Ancillary services other than operating reserve are purchased by the IESO through procurement markets. Must-run contracts for reliability can involve compensating a generator for staffing and keeping a unit in production mode as a support or contingency regardless of the market-clearing price on the spot market. The cost of providing these services is charged by the service provider to the IESO, which passes the expense on to consumers through uplift charges. The IESO arranges suppliers for these services through a competitive tendering process. Contracts are limited to terms of 18 months or less for contracted ancillary services and 12 months or less for must-run contracts. These suppliers receive compensation for costs for being available, out-of-pocket costs, opportunity costs when providing the service and any other compensation deemed fair by the appropriate regulatory authorities.

In its capacity as the independent electricity system operator, the IESO entered into operating agreements with transmission owners who continue to operate their systems, subject to IESO direction and regulation by the OEB. The IESO assesses transmission system constraints in its dispatch of energy and manages congestion and line losses using the established Market Rules. It also administers the grid connection requirements applicable to market participants connected to the transmission system and identifies any short-term adequacy and reliability requirements by conducting periodic assessments. In addition, the IESO advises the OEB and participates in OEB proceedings that consider new transmission investment proposals. Market participants are free to present transmission investment proposals to the OEB at any time, with or without a supporting assessment from the IESO. The cost of new transmission system investments will be included in a network service charge unless the OEB determines that there is an identifiable beneficiary who should pay.

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The IESO also collects the transmission service charges designed to recover the transmission owners’ OEB-approved revenue requirements and disburses these revenues to the transmission owners. Consumers of significant amounts of electricity can, individually or as a group, build their own generation facilities and thereby avoid paying certain transmission charges. In many circumstances, consumer-owned generation will also allow those consumers to avoid IESO uplift charges. This can give rise to the construction of new generation capacity that would not be economic if it were not for this avoidance of transmission charges and IESO uplift charges.

If the IESO determines prior to issuing dispatch instructions that market responses will not eliminate an under-generation condition, it can declare an emergency operating state to resolve the conditions. The IESO also has the authority to suspend the IESO-administered market if certain emergency circumstances exist or are imminent, such as a failure of the market system or a major blackout. The market cannot be suspended solely because the market price has reached the maximum market clearing price or some demand has been curtailed. Each market participant is required to file with the IESO its emergency plans to assist the IESO in dealing with an emergency operating state. The IESO will endeavour to restore market operations as soon as the conditions requiring suspension are resolved.

The OEB licenses the IESO, monitors its operations, reviews any amendments to the Market Rules and also issues directions to the IESO. The IESO’s operating costs are recovered through OEB-approved fees which are levied on the market participants.

     OEB’s Licensing Process and Industry Codes

The OEB has developed licences for electricity generation, transmission, distribution, wholesale and retail. It has also developed several associated codes for retailing, transmission and distribution. On February 28, 2001, the OEB issued a generation licence to Bruce Power for Units 1 to 8 that will remain in force until February 27, 2019. The licence includes authorization to act as a wholesaler of electric power.

     Expansion of Inter- Tie Capacity

To encourage the supply of electricity into Ontario from the interconnected markets, Hydro One, as a condition of its OEB licence, is obligated to use its best efforts to expand inter-tie capacity by approximately 2,000 MW within 36 months of Market Opening, subject to governmental and regulatory approvals and environmental assessments. Hydro One has been involved in various inter-tie expansion projects, including projects that would: (i) increase the available transfer capability with Michigan by 500 MW of import capacity and 1000 MW of export capacity and (ii) expand existing inter-tie capacity with Quebec, by 1,250 MW. The Michigan and Quebec inter-tie expansion projects have been delayed and it is not known if these expansions will take place. Hydro One has also been looking at a major new transmission line between northern Manitoba and Sudbury, Ontario.

     Energy Regulation

The OEB Act, 1998 (Ontario) authorizes the OEB to operate as an independent, quasi-judicial, regulatory agency of the Province and to regulate the electricity industry.

Nuclear Generation – Risk Factors

The following information, known to the Company, pertaining to the outlook and conditions applicable to Bruce Power, could have a material impact on its contribution to Cameco’s financial results. This information, by its nature, is not all-inclusive. It is not a guarantee that other factors will not affect Bruce Power and, as a consequence, Cameco. This discussion should be read in conjunction with material in other sections of this Annual Information Form, including Management’s Discussion and Analysis. (Appendix “B”)

     Generation and Technology Risks

Bruce Power is exposed to the market impact of uncertain output from its nuclear units or generation risk. The amount of electricity generated by Bruce Power is affected by such risks as nuclear fuel supply, equipment malfunction, maintenance requirements, and regulatory and environmental constraints.

Bruce Power is exposed to considerable technology risk around the age of the Bruce units. Technology risks that could lead to significant impacts on the production capability or operating life of these assets are not fully predictable. Bruce Power attempts to identify those risks through on-going management review and assessments, internal audits and from experience of nuclear units around the world.

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The occurrence of any these events associated with generation risk or technology risk could adversely impact Bruce Power’s anticipated contribution to Cameco’s financial results.

     Nuclear Operations

Bruce Power is subject to extensive federal regulation with respect to its nuclear operations. Bruce Power’s failure to comply with such regulation could have a material adverse effect on Bruce Power.

Risks of substantial liability, as well as the potential for significant increased costs of operations, arise from the management and operation of nuclear generating stations, including, among other things, from structural problems, increasing security requirements to cover factors such as physical security threats, equipment malfunctions, and the storage, handling and disposal of radioactive materials. Bruce Power has implemented risk management strategies, including through the safety systems which are a part of CANDU technology (see “Candu Technology), but there can be no assurance that such risks can be minimized or eliminated. An accident at a nuclear installation anywhere in the world or other reasons could cause the CNSC to limit the operation or licensing of the Bruce nuclear generation stations. Any such accident could also have an impact on the future prospects for nuclear generation.

There is no assurance that the foregoing risks and hazards will not result in damage to, or destruction of, Bruce Power’s nuclear facilities, personal injury or death, environmental damage, delays in or interruption of or cessation of operations from Bruce Power’s facilities, costs, monetary losses and potential legal liability and adverse governmental action.

OPG undertook a testing and inspection program to ascertain the physical condition of its nuclear generating stations. Under the OPG-Bruce Power Lease, Bruce Power has continued that program for the Bruce nuclear generating stations by contracting with OPG for the supply of steam generation, fuel channel and other inspection services (see “Operating Life Assessment”). As a result of this program, OPG identified equipment life cycle issues, such as steam generator tube corrosion, feeder pipe wall thinning and pressure tube/calandria tube contact. Cameco understands these conditions were anticipated in the design but that experience has shown that the rate of degradation is higher than anticipated. In addition, no nuclear generating station utilizing CANDU technology has yet completed a full life cycle. There can be no assurance that Bruce Power will not have to incur significant capital expenditures for repairs or replacements in addition to those currently contemplated. To address these issues, Bruce Power may need to increase preventative maintenance programs and allow for more outage time (a period when a nuclear reactor is not operating) than currently planned. Such additional repairs, replacements and longer outage times could have a material adverse effect on Bruce Power.

The occurrence of any of these events could adversely effect Bruce Power’s expected contribution to Cameco’s financial results.

     Unplanned or Extended Outages

Bruce Power’s anticipated contribution to Cameco’s financial results in a given year could be significantly impacted if the amount of electricity generated is less than expected due to planned outages extending significantly beyond their scheduled periods or if there are one or more unplanned outages which, in aggregate, are for an extended period.

     Government Regulation

Bruce Power’s operations are subject to extensive government regulation that may change from time to time. Failure to comply with such law can subject Bruce Power to significant liabilities, including fines and other penalties, including the revocation of, or imposition of additional conditions for, its operating licences for its nuclear generation facilities. Matters that are subject to regulation include nuclear operations (including regulation pursuant to Nuclear Safety and Control Act (Canada), the NLA and the Emergency Plans Act (Ontario)), nuclear waste management and decommissioning and environmental matters including air emissions. Operations that are not currently regulated may become subject to regulation. Because legal requirements are frequently changed and are subject to interpretation, Bruce Power is unable to predict the ultimate cost of compliance with these requirements or their effect on operations. Some of Bruce Power’s operations are regulated by government agencies that exercise discretionary powers conferred by statute. Because the scope of such authority is uncertain and may be inconsistently applied, Bruce Power is unable to predict the ultimate cost of compliance with these requirements or their effect on operations. Due to, among other things, inadequate safety margins, the CNSC has the power to limit

2004 Cameco Annual Information Form

the output from or order the shutdown of one or more of the Bruce “A” and “B” units and to impose additional onerous licence conditions on Bruce Power. (see “Reactor Physics”.)

     Nuclear Waste Management and Decommissioning

Bruce Power is subject to extensive federal regulation with respect to nuclear waste management. Failure to comply with such regulation could lead to prosecution and could subject Bruce Power to fines and other penalties, including the revocation of, or imposition of additional conditions for, its operating licences for its nuclear generation facilities. Any release of radioactive material beyond prescribed limits from property leased or occupied by Bruce Power could lead to governmental orders requiring investigation, control and/or remediation of such release and could also lead to claims from third parties for harm caused by such release. Bruce Power incurs substantial costs for nuclear waste management and changes in federal regulation could result in additional costs that could have a material adverse effect on Bruce Power.

The wet bays at Bruce “A” and “B” have limited capacity to store used nuclear fuel. As required by contract with Bruce Power, OPG has commenced the collection of used fuel bundles stored in the wet bays for transport to and storage at OPG’s dry storage facility at the Bruce site. OPG has title to all used nuclear fuel bundles in the wet bays. Failure of OPG to continue to provide collection services of adequate quality or in a timely manner or problems associated with the instation modifications to the Bruce “B” wet bays to support the loading of used nuclear fuel bundles into dry storage containers, could have a material adverse effect on Bruce Power.

The occurrence of any of these events could adversely effect Bruce Power’s expected contribution to Cameco’s financial results.

     Restructuring of Ontario’s Electricity Industry

The government of Ontario retains the overall power to regulate and further restructure Ontario’s electricity industry. Ontario’s electricity market opened to competition May 1, 2002 with the introduction of competition in both the wholesale and retail markets in Ontario. However, the Ontario government in November 2002, March 2003, November 2003 and June 2004, as described in “Ontario Deregulation”, announced regulatory changes reversing, in part, its decision to deregulate the electricity market. The regulatory authorities responsible for the structuring, development and operation of the new Ontario electricity market, the IESO and OEB, and many of the incumbent participants in the Ontario market, including Bruce Power, have limited operating experience in a competitive electricity marketplace. Accordingly, it is possible that further changes in the structure of electricity industry may be necessitated based on the experience of regulatory authorities and market participants in the new competitive environment. These changes may be accomplished either through fundamental changes by the government of Ontario to the structure of the Ontario electricity industry, or through changes made by the IESO to the market rules. In addition, it is difficult to predict the effect of these changing market and regulatory conditions on Bruce Power’s business, results of operations, financial position or prospects.

In certain jurisdictions where the energy marketplace has been opened to competition, factors such as energy price volatility and episodes of supply shortages have prompted a re-examination of the market framework by governments, regulatory authorities and consumer groups. Examples are the November 2002 announcement by the Ontario government of the price cap of 4.3 cents per kilowatt-hour for certain participants in the retail electricity market, the subsequent announcement in November 2003 to change this price cap to 4.7 cents per kilowatt-hour and 5.5 cents per kilowatt-hour, depending on consumption and the most recent statutory changes in December 2004 which establish a hybrid market. Political, regulatory and consumer responses to the competitive wholesale and retail electricity markets in Ontario and the possible development of a trend toward re-regulation in the North American electricity industry, could have a material adverse effect on Bruce Power’s business, results of operations, financial position or prospects.

     Spot Market Electricity Prices

A significant portion of Bruce Power’s revenue is tied, either directly or indirectly, to the spot market price for electricity in Ontario. The price of wholesale electricity may vary depending on, among other variables: the availability of generation and transmission systems, economic growth, economic slowdown, seasonal and weather-based variations in electricity demand, the plans and activities of other market participants, the evolution of newly deregulated electricity markets, regulatory decisions in Ontario and neighbouring jurisdictions (including deregulation), the exchange rate for the Canadian dollar and wholesale market trading rules, mechanisms for maintaining adequate generation reserves and the level of competition. Although Bruce Power engages in risk

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management activities, including trading of electricity and related contracts, to mitigate these risks, there can be no assurance that these activities will be successful. Electricity prices have proven to be extremely volatile at certain times in certain markets.

     Reliance Upon Single Contractors

Bruce Power is dependent upon OPG for certain nuclear support services, Cameco for U3O8 supply and UO2 conversion services, and ZPI for fuel manufacturing services. Reliance by Bruce Power on a single contractor for each of these services is a supply security risk. Failure of any of these suppliers to provide services of adequate quality or in a timely manner, or, in the case of OPG, to agree to extend the term of short-term material service agreements, could have a material adverse effect on Bruce Power and, as a result, Bruce Power’s expected contribution to Cameco’s financial results.

     Competition

Since Market Opening and the subsequent regulation of the retail electricity market, wholesale prices have been volatile. It is not clear what impact the recent changes brought about by the Electricity Restructuring Act, including the implementation of a hybrid electricity market model, will have on wholesale electricity prices. Cameco believes Bruce Power’s ability to compete depends upon many factors within and outside its control. There can be no assurance that Bruce Power will be able to compete successfully or that competitive pressure will not have a material adverse effect on Bruce Power and, as result, Bruce Power’s expected contribution to Cameco’s financial results.

     Reliance Upon Transmission Systems

Bruce Power’s ability to sell electricity depends on the capacity and reliability of the Ontario electricity transmission system operated by Hydro One under the direction of the IESO and regulated by the OEB and the other North American electricity transmission systems that are connected to the Ontario electricity transmission system. Accordingly, the success of Bruce Power’s business is dependent upon the functioning of interconnected electrical transmission systems in North America, Hydro One’s operating performance and financial stability, as well as the provincial regulation of Ontario’s electricity transmission system. The lack of adequate and reliable electricity transmission capacity would have a material adverse effect on Bruce Power and, as a result, Bruce Power’s expected contribution to Cameco’s financial results.

     Effects of Weather

By the nature of its business, Bruce Power’s earnings are sensitive to weather variations from time to time. Variations in winter weather affect the demand for electrical heating requirements. Variations in summer weather affect the demand for electrical cooling requirements.

     Credit Risk

Credit risk is the risk of non-performance by contractual counterparties with respect to payment for services provided. A significant portion of Bruce Power’s revenues are derived from sales through the IESO-administered spot market. Participants in the IESO spot market must meet IESO-mandated standards for creditworthiness with the result that Bruce Power’s risk for these sales should be effectively managed. To the extent that the credit support provided by purchasers of power to the IESO is inadequate, all market participants, including Bruce Power, could be responsible for any shortfall in proportion to their market activity.

A significant portion of Bruce Power’s revenues are derived from the sale of electricity under medium-term and long-term power purchase agreements. As a result, Bruce Power is exposed to credit risk. The purchasers and Bruce Power under such agreements must meet certain standards for creditworthiness and, in certain circumstances, must supply financial assurances as security for non-performance. The requirement of purchasers to provide financial assurances should result in Bruce Power’s credit risk for these sales being effectively managed. To the extent that financial assurances provided by such purchasers is inadequate, Bruce Power is subject to credit risk, the occurrence of which could have a material adverse impact on Bruce Power’s expected contribution to Cameco’s financial results. Bruce Power is likewise obligated, in certain circumstances, to provide financial assurances to such purchasers. Depending on the circumstances, this may burden the credit capacity of Bruce Power and Cameco. Cameco has committed to provide a certain amount of financial assurances to Bruce Power. (see “Overview — 2003 Acquisition”).

2004 Cameco Annual Information Form

     Cash Distributions by Bruce Power

Cameco indirectly owns a 31.6% of limited partnership interest in Bruce Power. As a result, it does not have control over the declaration and payment of cash distributions by Bruce Power.

CENTERRA GOLD INC.

Centerra

Cameco indirectly owns 52.7% of Centerra, a company listed and publicly traded on the Toronto Stock Exchange. Centerra is focused on acquiring, exploring, developing and operating gold properties primarily in Central Asia, the former Soviet Union and other emerging markets. Centerra is the largest western-based gold producer in Central Asia and the former Soviet Union. Centerra subsidiaries operate two producing mines: the Kumtor mine in the Kyrgyz Republic, in which it has a 100% interest, and the Boroo mine in Mongolia, in which it has a 95% interest. It also has interests in exploration properties, including a 100% interest in the Gatsuurt exploration property in Mongolia, located 35 kilometres from the Boroo mine, and a 62% interest in the REN exploration property in Nevada.

The Kumtor and Boroo mines are both expected to be depleted by 2010, based upon the current life of mine plans. In 2004, the Kumtor mine produced about 657,000 ounces of gold at a total cash cost of approximately $202 (US) per ounce and the Boroo mine produced about 218,000 ounces of gold (excluding 28,000 ounces of gold produced during the commissioning period from January 1 to February 29, 2004) at a total cash cost of approximately $149 (US) per ounce.

Detailed estimates of gold reserves and resources are reported at “Centerra Gold Inc.-Reserves and Resources”. As at December 31, 2004, Cameco’s interest:

•	in the reserves at Kumtor and Boroo mines amounted to total proven and probable reserves of 2,297,000 ounces of gold; and

•	in the resources at Kumtor and Boroo mines and Gatsuurt and Ren exploration properties, amounted to 1,833,000 ounces of gold in measured and indicated resources and 1,109,000 ounces of gold in inferred resources.

Centerra does not have any third party debt. Its gold production is completely unhedged, with all forward sales agreements closed as of September 30, 2004. Approximately $8 million (US) of earnings as deferred charges, net of deferred revenue, related to closing out gold hedges, will be recognized by Centerra in 2004 through 2007. As Centerra’s financial statements are consolidated with Cameco’s, Cameco will also recognize these deferred charges in revenue and then reduce them for minority interest (which is an allocation to reflect the ownership interest of other Centerra shareholders).

Centerra’s exploration expenditures in 2004 were $15 million (US). Centerra expects to spend $22 million (US) on exploration in 2005.

Despite Kumtor being owned and operated by Centerra through its wholly owned subsidiaries, under Canadian securities law, it is considered a material gold mining property for Cameco. Cameco has no other material gold mining properties.

Kumtor Restructuring

On June 22, 2004, Cameco completed the Kumtor restructuring. Prior to the Kumtor restructuring, Cameco held a one-third interest in the Kumtor mine, located in the Kyrgyz Republic. Kyrgyzaltyn, a Kyrgyz joint stock company whose shares are 100% owned by the government of the Kyrgyz Republic, held the remaining two-thirds interest. As part of the Kumtor restructuring, Cameco transferred its one-third ownership interest in the Kumtor mine and substantially all of Cameco’s other gold assets to Centerra, including its 53% interest in the Boroo mine in Mongolia held through its 56% ownership interest in AGR, in exchange for common shares of Centerra and assumption of certain liabilities by Centerra. In addition, Kyrgyzaltyn transferred its two-thirds interest in Kumtor to Centerra in exchange for common shares of Centerra, cash and certain outstanding debt.

2004 Cameco Annual Information Form

On June 30, 2004, Centerra completed an initial public and secondary offering of its common shares and began trading on the Toronto Stock Exchange. At that time, Centerra also acquired over 99% of the shares held by the minority shareholders of AGR in exchange for common shares of Centerra. Under the corporate law that applies to AGR, AGR subsequently redeemed all of its outstanding shares, other than the shares held by Centerra, bringing Centerra’s interest in AGR to 100%. Following these transactions, Centerra has a 100% interest in the Kumtor mine and a 95% interest in the Boroo mine.

Kumtor Mine

The Kumtor gold mine, located in the Kyrgyz Republic, is the largest gold mine in Central Asia operated by a western-based producer. It has been in operation since 1997. During the eight-year period from 1997 to 2004, the Kumtor mine produced 5.0 million ounces of gold from the Kumtor open pit at a total cash cost of approximately $181 (US) per ounce.

     Doing Business in the Kyrgyz Republic

The Kyrgyz Republic is a landlocked and mountainous country located in the middle of the Asian continent. It borders Kazakhstan in the north, the People’s Republic of China in the east, Tajikistan in the south and Uzbekistan in the west. It is the smallest of the Central Asian nations and has a population of approximately five million people. The Kyrgyz economy is predominantly agricultural, with two thirds of the country’s population living in rural areas. The country contains deposits of gold and rare earth metals.

     Government and Political Factors

The Kyrgyz Republic is a former constituent republic of the Soviet Union. The country declared its independence from the Soviet Union in 1991 and became a member of the CIS. The national currency of the Kyrgyz Republic, the Som, is freely convertible into United States dollars within the Kyrgyz Republic at a floating exchange rate and has remained relatively stable over the last four years. The Kumtor mine is the largest private sector employer of Kyrgyz citizens and is the largest foreign investment in the country.

     Relevant Kyrgyz Law and the Investment Agreement with the Government of the Kyrgyz Republic

Prior to the Kumtor restructuring, the operations of the Kumtor mine and its property holdings were governed by a Master Agreement entered into in 1992 between Cameco, the government of the Kyrgyz Republic and Kyrgyzaltyn (the “Master Agreement”) and related agreements. These agreements established the applicable rules and regulations with respect to the exploitation of the Kumtor property, including the tenure of mineral and surface rights, operating obligations, applicable taxes, employment of Kyrgyz citizens and the import and export of funds, materials and gold produced from the Kumtor mine. Other laws and regulations of general application in the Kyrgyz Republic also applied to the operation of the Kumtor mine, except to the extent they conflicted with these agreements.

As part of the Kumtor restructuring, Centerra, Cameco, Kyrgyzaltyn and the government of the Kyrgyz Republic entered into an agreement pursuant to which, effective simultaneously with the completion of the Kumtor restructuring, the Master Agreement was replaced by an Investment Agreement (the “Investment Agreement”) between Centerra, Kumtor Gold Company (“KGC”) and the government of the Kyrgyz Republic. This new Investment Agreement and related agreements set out the terms and conditions applicable to Centerra’s ongoing operation and development of the Kumtor mine and have continued the regime established by the Master Agreement. The Investment Agreement has a term lasting until the earlier of 2043 or when the Kumtor deposits are exhausted and mining is completed.

The Investment Agreement also specifies that Centerra will be subject to only those Kyrgyz tax laws and regulations that existed as of December 31, 2003. This includes a profit tax of 20%, a withholding tax on dividends and interest of 10% and an emergency fund tax of 1.5% of the value of products sold.

Pursuant to the Investment Agreement, Centerra has the right to elect whether to be subject to any change in tax laws or regulations that modifies the amount or timing of tax or the manner in which tax liability is determined or calculated (whether or not the tax change increases or decreases Centerra’s liability) or instead remain subject to the tax in effect prior to the change for a term of 10 years from the date of the change. However, if a change in tax laws eliminates any specified tax in its entirety (as opposed to merely reducing a specified tax), Centerra will remain subject to that tax as it existed prior to its elimination.

2004 Cameco Annual Information Form

The Investment Agreement provides Centerra with guarantees against expropriation and rights to non-discrimination. It also stipulates that Centerra is entitled to all necessary permits and approvals relating to the Kumtor mine, including with respect to environmental matters and hiring of foreign nationals.

Centerra has the right to import any capital equipment and operating supplies, subject to import duties and administrative charges, but free of other charges and without unreasonable formalities that might hinder or delay such imports. Centerra also has the right to export any of its products, including processed or unprocessed minerals of any type, free of export duty and other charges and without unreasonable formalities that delay or hinder such exports.

The agreements Centerra has entered into in connection with the Kumtor restructuring were also designed to preserve and extend the benefits which the Kumtor mine has brought to the Kyrgyz Republic. Under the Investment Agreement Centerra has committed to continue to conduct its operations in accordance with good international mining practices, in material compliance with the standards applicable under the Environmental Management Action Plan (“EMAP”) for the Kumtor mine, which include operation in material compliance with federal Canadian, Saskatchewan and World bank environmental, health and safety laws, regulations, policies and guidelines in effect as of June 15, 1995 and all laws currently applicable to the Kumtor mine, including the laws of the Kyrgyz Republic.

     Property, Location, Concession and Mine Site

The Kumtor mine is located in the Tien Shan Mountains, some 350 kilometres to the southeast of the national capital Bishkek and about 60 kilometres to the north of the international boundary with the People’s Republic of China.

Pursuant to an Amended and Restated Concession Agreement (the “Concession Agreement”) between KGC (which as part of the Kumtor restructuring became a wholly-owned subsidiary of Centerra) and the government of the Kyrgyz Republic that became effective on the closing of the Kumtor restructuring, Centerra has the exclusive rights to all minerals within an area of approximately 800 hectares of land centred on the Kumtor gold deposits. Its mineral and surface rights for the Kumtor deposit extend until May 10, 2043.

The Concession Agreement confirms Centerra’s right to use sufficient additional surface lands for the purposes of the construction and occupation of all mining and milling superstructure and facilities, work camp and other infrastructure facilities necessary to carry out the Kumtor mine.

KGC must make a concession payment of $4 (US) for each ounce of gold sold from the Kumtor deposit, with such payments to be made quarterly within 90 days of the end of each calendar quarter based on that quarter’s gold sales by KGC. In addition, KGC must pay 2% of its net profits into a social development fund until its subordinated and shareholder loans outstanding as of December 31, 2003 are repaid and thereafter, until the end of the Kumtor operations, 4% of its net profits.

KGC was also granted the exclusive right to develop any mineral resources within a 7.5 kilometre radius from the perimeter of the Concession Area, an area covering approximately 30,625 hectares (the “Exploration Area”). This right is continued by the Investment Agreement. The Government of the Kyrgyz Republic has also agreed to grant Centerra any necessary mining concessions for the Exploration Area on substantially the same terms and conditions as for the Concession Area. In 2005, Centerra expects to receive concessions for the Southwest Zone and other targets in the Exploration Area. A concession is necessary in order for Centerra to implement its plans to commence open pit mining at satellite gold deposit located at the Southwest Zone.

The Kumtor site includes an open pit mine situated at approximately 4,000 metres above sea level. The mine includes waste and ore stockpile areas as well as an area to dispose of the ice stripped from the top of the deposit. Ore is processed at a crusher and mill. Other major facilities include a fresh water system, a camp/residence for the employees on site, a warehouse, shops, offices, a batch plant, two standby diesel generators and a tailings management facility.

The tailings management facility is located in the Kumtor River valley and consists of twin tailings lines, a tailings dam, an effluent treatment plant and two diversion ditches around the area to prevent runoff and natural watercourses from entering the tailings basin. These facilities received approval from the government of the Kyrgyz Republic during 1999. Each tailings pipeline is approximately six kilometres in length. The tailings dam was designed and constructed to address the permafrost conditions at the mine site. The dam is approximately two

2004 Cameco Annual Information Form

kilometres in length and up to 25 metres in height. The tailings dam has been designed to accommodate projected requirements for tailings storage for the life of the mine and can be expanded if necessary due to additional mine production. In 2004, Centerra spent approximately $1.6 million (US) for the expansion of the tailings dam.

Centerra identified an ice-rich silt layer beneath the tailings dam that has been the cause of some minor movement of the tailings dam. In 2003, in order to proactively deal with the issue, a shear key was constructed for 700 metres along the toes of the dam by excavating a trench approximately six metres deep and 20 metres wide and filling it with well-compacted granular fill. A five-metre berm of well-compacted granular fill was then constructed over the shear key. The shear key is designed to interrupt and replace an ice-rich silt layer along the downstream dam toe within the area of measured movement, with a high-strength stiff granular fill of sufficient width that the mobilized strength of the fill will eventually stop the movement.

All material permits and licenses required for the current mining operations at Kumtor are in good standing.

     Site accessibility, infrastructure and physiography

Access to the Kumtor mine site is by main road from Bishkek to Balykchy, on the western shore of Lake Issyk-Kul, a distance of 178 kilometres, then on a secondary road along the south shore of the lake to the town of Barskaun for another 150 kilometres and a final 100 kilometres into the Tien-Shan Mountains to reach the deposit. Considerable work has been performed to maintain this access road and despite occasional avalanches and movements of gravel and till down steep slopes during heavy rains, there has not been any extended period during which the road has been out of service.

The Kumtor mill is situated in alpine terrain at an elevation of approximately 4,018 metres, while the highest waste and glacier mining excavations exceed an elevation of 4,400 metres. The main camp, administration and maintenance facilities are at about 3,600 metres. Local valleys are occupied by active glaciers that extend down to elevations of 3,800 to 3,900 metres and permafrost in the area can reach a depth of 250 metres. The area is seismically active, as a result of the continuing convergence of India and Eurasia, but the Kumtor area has a relatively sparse distribution of historical seismicity. All facilities at Kumtor, including the process plant and tailings storage dam, have been designed in accordance with recommended seismic standards for the area.

The climate is continental with a mean annual temperature of minus eight degrees Celsius. Extreme recorded temperatures vary from plus 23 to minus 49 degrees Celsius, with short summers that last from June to September. Precipitation is low at 300 millimetres per annum, with the majority falling in the summer months, and annual snow accumulation of 600 millimetres. Despite cold winter conditions, Kumtor is a 365 day-per-year operation. Reflecting the harsh climate and high elevation, sparse, low vegetation is restricted to the valley floors and lower mountain slopes, with a total absence of trees or shrubs.

The mine site is connected to the Kyrgyz national power grid with a 110 kilovolt overhead power line running parallel to the access road. Fresh water is taken from Petrov Lake, situated five kilometres northeast of the mill site. The minimum water inflow into the lake is estimated to be in excess of 1,000 cubic metres per hour or approximately four times the average project demand.

     History and Financing

The Kumtor area has a history of intermittent exploration dating to the late 1920s. The Kumtor deposit was discovered in the summer of 1978 in the course of a general survey. Intensive exploration, adit sampling, drilling and geological interpretation work took place between 1979 and 1989, culminating in an initial reserve statement issued by the USSR State Committee on Reserves in March 1990.

Cameco was presented the opportunity to become involved with the Kumtor project in 1992 while pursuing uranium prospects in the Kyrgyz Republic. An initial agreement with the government of the Kyrgyz Republic was signed in December 1992 giving Cameco the exclusive right to evaluate and develop the Kumtor project. A project development agreement was finalized with the government of the Kyrgyz Republic in May 1994. Pursuant to this agreement, a Cameco subsidiary held an indirect one-third interest in KGC, a Kyrgyz joint stock company that owns the concession giving it exclusive rights to develop the Kumtor mine. Kyrgyzaltyn, a Kyrgyz joint stock company wholly-owned by the government of the Kyrgyz Republic, held the remaining two-thirds interest. Another Cameco subsidiary, Kumtor Operating Company (“KOC”), acted as operator of the joint venture for which it received a management fee.

2004 Cameco Annual Information Form

Project construction began in late 1994 and was financed by Cameco and an international group of banks and lending agencies at a cost of $452 million (US), which amount has been repaid.

     Geology and Mineralization

The Kumtor gold deposit occurs in the southern Tien Shan metallogenic belt, a Hercynian fault and thrust belt that traverses Central Asia from Uzbekistan in the west through Tajikistan and the Kyrgyz Republic into northwestern China, a distance of more than 1,500 kilometres.

There are four major thrust slices comprising the mine geology, with an inverted age relationship. Each thrust sheet contains older rocks than the sheet it structurally overlies. The slice hosting the Kumtor gold mineralization is composed of Vendian (youngest Proterozoic or oldest Paleozoic) meta-sediments, grey carbonaceous quartz-sericite-chlorite schists or phyllites that are strongly folded and schistose. The fault forming the footwall contact of this structural segment is the Kumtor Fault Zone, a dark-grey to black, graphitic gouge zone. The fault zone strikes northeasterly, dips to the southeast at moderate angles and has a width of up to 30 metres. The adjacent rocks in its hanging wall are strongly affected by shearing and faulting for a distance of up to several hundred metres. The rocks in the structural footwall of the fault zone are Cambro-Ordovician limestone and phyllite, thrust over Tertiary sediments of possible continental derivation that in turn rest, with apparent profound unconformity, on Carboniferous clastic sediments.

The Kumtor gold deposit is structurally controlled on a major fault of regional importance and is a member of the class of structurally controlled mesothermal gold replacement deposits. The Kumtor gold deposit occurs where the Vendian sediments have been hydrothermally altered and mineralized based on structural considerations. Gold mineralization has been observed over a distance of more than 12 kilometres, with the Kumtor deposit itself located in what is called the Centre Block, with a length of 1,200 metres, a vertical range of 1,000 metres and a width of 300 to 500 metres. A buried intrusive body is inferred by geophysical methods to occur some five kilometres to the northwest of the deposit and may be the source of the mineralization process at Kumtor.

Within the Kumtor deposit, four zones of gold mineralization have been delineated:

•	Two parallel zones of alteration and gold mineralization strike north-easterly and dip to the southeast at 45° to 60°, separated by 30 to 50 metres of barren or poorly mineralized rock. The South Zone, with a length of 500 to 800 metres, is reasonably well mineralized throughout its entire length, with an average gold grade of 3 to 4 grams per tonnes. The North Zone, somewhat more extensive along strike but with a similar width, has lesser gold grade continuity and splits into a number of individual lenses that have average gold grades in the range of 2 to 3.5 grams per tonne;

•	At their north-eastern end, the North and South Zones coalesce into the Stockwork Zone, which is the heart of the deposit, having the highest gold grades and the best grade continuity. Its dimensions in plan are 400 to 500 metres long by 50 to 200 metres wide, with an average gold grade of 5 to 6 grams per tonne, depending on the cut-off grade. Geographically, the Stockwork Zone is located closest to the pit highwall and thus governs to a large extent the overall strip ratio of the pit design; and

•	A small zone of mineralization to the northeast of the Stockwork Zone called the Northeast Zone, possibly the continuation of the North Zone in that direction, shows variable gold grades of 2 to 5 grams per tonne.

Mineralization took place in four main pulses. An initial pulse resulted primarily in pervasive quartz-carbonate-albite-chlorite-sericite-pyrite alteration, with little gold of economic consequence being deposited. The next two pulses deposited all of economic significant gold at Kumtor. Feldspar makes up nearly 20% of the ore, carbonates (calcite, dolomite, ankerite and siderite) collectively 25 to 30%, pyrite 15 to 20%, quartz 5 to 10% and the remainder are host rock inclusions.

The gold and the gold-bearing minerals occur as very fine inclusions in the pyrite, with an average size of only 10 microns. This, together with the poor cyanide leach response of the gold tellurides, accounts for the partly refractory nature of the Kumtor ore. The refractory characteristics are reflected in the relatively low historic and forecasted gold recovery of around 80%, despite the very fine grind applied to the pyrite flotation concentrate from which most of the gold at Kumtor is recovered by leaching. The fine grain size of the gold also renders assaying of this mineralization relatively reliable, with only a small nugget effect.

2004 Cameco Annual Information Form

Most of the mineralization takes the form of veins, veinlets and breccia bodies in which the mineralization form the matrix. In the more intensely mineralized areas, the surrounding host rock has also been altered. Post-ore faulting is generally parallel to, or at low angles with, the mineralized sequence. These faults often carry significant quantities of graphite, which resulted in a change in milling procedures early in the mine’s life to maintain acceptable recoveries.

A similar system of mineralization has been delineated at the Southwest Zone, a satellite deposit located about 2.5 kilometres from the Kumtor mill. At the Southwest Zone, shallow dipping mineralization extends intermittently over a distance of 800 metres along strike and to depths of more than 200 metres with average gold grades estimated in the range of 3 to 4 grams per tonne.

     Historical Exploration, Sampling and Drilling

From 1979 to 1989, a systematic evaluation of the Kumtor deposit was carried out by the state Kyrgyz Geology department consisting of:

•	The delineation of the surface extent of the mineralization by 60 trenches;

•	The exploration of the upper portion of the deposit by 290 underground drifts and crosscuts developed on three levels and totalling 30 kilometres of workings;

•	Testing of the lower portion of the deposit by 114 inclined and vertical diamond drill holes from the surface and 32 horizontal diamond drill holes from underground for a total of approximately 77,000 metres of drilling; and

•	The assembly of a sampling database containing 69,775 samples collected from trenches, underground workings and drill cores. Three bulk samples weighing 9 tonnes, 20 tonnes and 464 tonnes were processed for metallurgical test work.

Late in 1992, Kilborn Western Ltd. (presently SNC-Lavalin Inc.) was commissioned to prepare a feasibility study to evaluate and develop the Kumtor deposit. In addition to the work completed prior to the feasibility study in 1994, in the interval from 1998 to 2004, KOC has completed 232 diamond drill holes having an aggregate length of 67,184 metres in the area of the Kumtor deposit itself and an additional 216 diamond drill holes over an aggregate length of 37,507 metres in exploration areas surrounding the Kumtor deposit. Exploration expenditures at Kumtor were $7.1 million (US) during 2004.

Cameco believes that Centerra has developed and implemented procedures for quality control, data verification and security of sampling that will assure the integrity of information resulting from drilling activities at the Kumtor mine.

     Mining

Kumtor has approximately 1,600 permanent employees, of which approximately 95% are Kyrgyz citizens. The Kumtor deposit is mined using conventional open pit mining methods and in 2004 produced approximately 15,000 tonnes per day of ore and approximately 220,000 tonnes per day of waste.

Initially, part of the orebody was overlaid by a glacial icecap 10 to 30 metres thick. The majority of this icecap was removed during the first three years of operation. Now mining is focused on ore extraction and removal of the surrounding waste rock. Operations began at the 4,290 metre elevation in 1996. Presently, mining is conducted between the 4,100 and 3,906 metre elevations.

     Milling

The milling process at the Kumtor mill reflects the fine-grained nature of the gold and its intimate association with pyrite and consists of crushing, grinding, pyrite flotation and re-grinding the flotation concentrate. Two separate carbon-in-leach (“CIL”) circuits recover the gold from the re-ground concentrate and from the flotation tails, with final gold recovery accomplished by electrowinning and refining. The mill was originally designed with a capacity to process 4.8 million tonnes of ore per year, but the actual mill throughput is currently 5.5 million tonnes per year. Historically, the metallurgical recovery has averaged about 80%.

2004 Cameco Annual Information Form

     Production History

The Kumtor mill started processing ore in the third quarter of 1996, leading to commercial production in the second quarter of 1997. Through December 31, 2004, a total of 42.4 million tonnes of ore has been milled with an average gold content of 4.6 grams per tonne. The total gold recovered through December 31, 2004 was 5.0 million ounces. In addition, 378 million tonnes of waste and 2.6 million tonnes of ice had been mined for an overall strip ratio of 8.5 to 1.

     Highwall Ground Movement

The current pit design is a response to the July 8, 2002 pit wall failure at the Kumtor mine, also known as the “highwall ground movement”, which resulted in the temporary suspension of operations. While some ground movement is common, this was a very significant and unexpected movement which affected the pit wall over a vertical distance of 280 metres and caused one fatality. Although mine production resumed seven days later in an area away from the pit wall failure, the highwall ground movement led to a considerable shortfall in 2002 gold production because the high-grade Stockwork Zone was rendered temporarily inaccessible to mining. As at December 31, 2004, the entire area affected by the highwall ground movement has been mined out.

Following the highwall ground movement, Centerra’s geotechnical consultant assessed the potential explanations for the pit wall failure and provided guidance with respect to remedial and long-term pit shape design criteria that would reduce the possibility of a recurrence. A detailed surface mapping program and geotechnical drilling program was designed and initiated to provide further information on the cause of the highwall ground movement. The evaluation of the data resulting from the additional investigation programs has led to a revision of the geological model in the area of the northeast wall and reformulated slope design criteria for the final pit. The revisions in the geological model centred on a zone of highly tectonized rock located in the northeast wall, immediately adjacent to the main Stockwork Zone. This zone of very weak rock, combined with the steep backscarp structure, which also approximately parallels the ore boundary fault, was the main cause of the failure.

The integration of the revised geology into the slope design process has allowed Centerra to develop a revised mining plan based on the geotechnical consultant’s recommendations which provides for greater pit wall stability.

     Southeast Wall Movement

In February 2004 some movement in the southeast wall of the Kumtor open pit was detected by the monitoring system. A crack was also discovered at the crest of the wall. The affected area of the southeast wall extends over a face length of 300 metres and a wall height of about 200 metres. The movement started in mid-February during the mining of the 4,034-metre bench and accelerated with subsequent mining of the 4,026 and 4,018-metre benches. Once mining of the 4,018-metre bench was stopped, the rate of movement recorded decreased. The southeast overall highwall slope angle is being lowered from 45 degrees to 42 degrees in the current pushback in this area of the open pit. The southeast wall area is being closely monitored until either the movement ceases or careful mining has unloaded the slope, resulting in minimal continuing ground movement.

     Gold Sales

All gold produced by the Kumtor mine is purchased at the mine site by Kyrgyzaltyn for processing at its refinery in the Kyrgyz Republic pursuant to a Gold and Silver Sale Agreement entered into between KOC, Kyrgyzaltyn and the government of the Kyrgyz Republic. Under these arrangements, Kyrgyzaltyn is required to prepay for all gold delivered to it, based on the price of gold on the London Bullion Market one business day after the day on which KOC provides notice that a consignment is available for purchase. If Kyrgyzaltyn does not purchase any gold produced, the Investment Agreement provides that KGC may export and sell the gold outside of the Kyrgyz Republic without restriction. All gold produced by the mine to date has been purchased by Kyrgyzaltyn pursuant to these pricing mechanisms.

     Kyrgyzaltyn Management Fee

In connection with the Kumtor restructuring, KOC entered into an amended and restated agreement with Kyrgyzaltyn for its participation in the operation of the Kumtor gold project (the “Management Services Agreement”). This agreement came into effect together with the Investment Agreement on closing of the Kumtor restructuring.

2004 Cameco Annual Information Form

The Management Services Agreement provides for payment of a management fee to Kyrgyzaltyn in return for its continuing assistance in the management of the Kumtor operations. Kyrgyzaltyn received an initial payment of $1 million (US) and will receive subsequent payments calculated on the basis of $1.50 (US) per ounce of gold sold. The total amount of such subsequent payments is expected to be less that $1 million (US) annually.

     Environmental, Health and Safety Matters

Centerra’s operations at the Kumtor mine are subject to environmental requirements arising from the legislation and other legal requirements applicable in the Kyrgyz Republic, supplemented by contractual commitments to conduct operations in accordance with good international mining practice and in material compliance with the standards applicable under the EMAP for the Kumtor mine, which includes operation in material compliance with the federal Canadian, Saskatchewan and World Bank environmental, health and safety laws, regulations, policies and guidelines.

A number of other certificates, permits and licences are required by various departments of the government of the Kyrgyz Republic with respect to the use of potentially toxic chemicals, transportation of dangerous goods, importing of blasting materials and sodium cyanide and water usage.

     Decommissioning and Reclamation

Upon the completion of mining and milling at Kumtor (subject to extending Centerra’s rights to mine other areas as provided under the Concession Agreement), all immovable infrastructure will become the property of the government of the Kyrgyz Republic. This includes the roads, buildings, mill, accommodations and any other related facilities but does not include operating machinery.

In 1999, the future decommissioning and reclamation costs for the Kumtor mine were estimated to be approximately $20.4 million (US). Any realized salvage value from the sale of plant machinery and equipment and other moveable assets after mining operations have ceased would be available to be applied against final reclamation costs, together with funds from the reclamation of working capital. In 1996, a reclamation trust fund was established for the future costs of reclamation, net of estimated salvage values of $14.9 million US). In order to fund this amount, contributions are made to the fund over the life of the mine based on ounces sold. At December 31, 2004, the balance in the fund was $4.1 million (US), with the remaining $1.4 million (US) to be contributed over the remaining life of the mine.

     Kumtor Resource and Reserve Estimates

The mineral reserve and resource estimates for Kumtor are found at “Centerra Gold Inc.-Reserves and Resources”. The key assumptions, parameters and methods used in making these estimates are:

1.	Key Assumptions

•	the reserves reported include allowances for dilution and mining recovery;

•	designs of current ultimate pits are based upon $375 (US) per ounce of gold.

2.	Key Parameters

•	gold values were obtained from assaying of surface trenches and underground working samples as well as from drill hole cores;

•	capping of high grade samples was established at levels ranging from 20 to 60 grams gold per tonne;

•	density was measured on 200 samples and ranged from 2.51 to 3.23 tonnes per cubic metre. An average density of 2.85 tonnes per cubic metre is used for waste and mineralized rocks;

•	a lowering of a portion the Kumtor pit southeast wall to 42 degrees to increase wall stability;

•	metallurgical recoveries used in the pit optimization follow a variable recovery equation and range from 83% for ore with a grade in excess of 5 grams per tonne, 80% for ore averaging a grade of 3.0 grams per tonne and 72% for low grade ore (averaging 1.3 grams per tonne) and refractory stockpiles;

2004 Cameco Annual Information Form

•	reserves at the Kumtor mine are not only based on grades but also on the volume and location;

•	for the purpose of estimating reserves in accordance with National Instrument 43-101 of the Canadian securities regulatory authorities, reserves within the current ultimate pit designs for Kumtor and the Southwest Zone were calculated with a cutoff grade based on a gold price of $375 (US) per ounce; and

•	for the purpose of estimating reserves in accordance with United States Securities and Exchange Commission’s Industry Guide 7 for US reporting purposes, reserves within the current ultimate pit designs for Kumtor and the Southwest Zone were calculated with a cutoff grade based on a gold price of $350 (US) per ounce. At this lower gold price, on a 100% basis, reserves decrease by 1,772,000 tonnes of ore (4%) and 109, 000 ounces of contained gold (3%); and

3.	Key Methods

•	the geological interpretation of the ore bodies outlines was done on vertical sections 40 metres apart and on planviews;

•	a three-dimensional block model delineates the reserves and resources;

•	estimates of the grade of blocks 10 metres x 10 metres x 8 metres were obtained by ordinary kriging; and

•	reserves are defined as the economically mineable part of the indicated and measured resources. Only reserves have demonstrated economic viability. The amount of reported resources does not include amounts identified as reserves.

Although Cameco believes Kumtor reserve and resource estimates are unlikely to be materially affected by external factors, such as metallurgical, safety and environmental, permitting, legal, title, taxation and political issues, there can be no assurance that they will not be. There are numerous uncertainties inherent in estimating mineral reserves and resources. The accuracy of any reserve and resource estimation is the function of the quality of available data and of engineering and geological interpretation and judgment. Results from drillings, testing and production, as well as a material change in the gold price, subsequent to the date of the estimate, may justify revisions of such estimates.

Boroo Mine

The Boroo open pit gold mine, located in Mongolia, is the first significant foreign investment in Mongolia for industrial development since 1979. The capital cost of the project was $75 million (US) including capitalized costs during the pre-production phase. The Boroo mill began the commissioning phase in November 2003 and the mine was brought into commercial production on March 1, 2004. For the year ended December 31, 2004, the Boroo mine produced about 218,000 ounces of gold (excluding 28,000 ounces of gold produced during the commissioning period from January 1 to February 29, 2004) at a total cash cost of approximately $149 (US) per ounce. The mineral reserve and resource estimates for Boroo are found at “Centerra Gold Inc.-Reserves and Resources”.

Boroo has approximately 500 employees. The proportion of Mongolian citizens in the permanent workforce is approximately 90% and substantial training programs have been implemented to further the capabilities of those employees in their current placements and to prepare them for career advancement.

     Stability Agreement

A Centerra subsidiary, Boroo Gold Company (“BGC”), entered into a stability agreement (the “Stability Agreement”) with the Mongolian government in 1998. This agreement, which was amended in 2000 and expires in 2013, relates to BGC’s operations at the Boroo gold deposit. Among other things, the Stability Agreement required BGC to invest a minimum of $25 million (US) in development of the site, a condition which has been already met. In return, the Mongolian government guaranteed that Mongolian tax laws in effect in 1998 (when the Stability Agreement was signed) will apply to BGC’s income from the project, unless more favourable laws take effect and the Minister of Finance confirms that the more favourable laws apply.

The Stability Agreement also provides that BGC will be exempt from all income taxes for a period of three years following commencement of production and will be entitled to 50% tax relief for the subsequent three year period.

2004 Cameco Annual Information Form

Following the expiry of this period, the maximum applicable rates will be revised to equal 15% of taxable income up to 100 million tugriks and 30% of taxable income above this amount.

Because the Stability Agreement does not relate to the Gatsuurt property, it will be necessary to negotiate similar arrangements with the Mongolian government before development can be commenced at Gatsuurt.

     Property Description and Location

The Boroo gold project is located in the Republic of Mongolia some 110 kilometres northwest of the capital city of Ulaanbaatar and about 230 kilometres to the south of the international boundary with Russia.

The Mineral Resources Authority of Mongolia has granted BGC the exclusive right to all hard-rock minerals and placer deposits under a number of contiguous mining licences centred on and surrounding the Boroo gold deposit. The licences expire between 2055 and 2064.

Surface rights have been obtained, providing sufficient surface area for the mill and for tailings and waste rock disposal. Contracts are in place for the operation of the permanent camp, reagent storage, mining of aggregate materials, fuel storage, operation of a fuel dispensing station and the tailings dam. BGC must pay a 2.5% royalty on gold and silver sales to the Mongolian government as well as a 50% net profit royalty to Altai Trading Company Limited (which indirectly owns the other 5% equity interest in BGC) in respect of gold production from alluvial operations on the licence covering the Ikh Dashir deposit. During 2005, BGC intends to initiate mining of this deposit in connection with pre-stripping one of the zones of the Boroo deposit.

The Boroo mine site includes an open pit mine with waste and ore stockpile areas. Ore is processed at a crusher and mill with a capacity of 5,000 tonnes per day. There is a camp/residence for employees, a warehouse, maintenance shops and offices.

A permanent tailings facility in the Ikh Dashir River valley is connected to the process plant by a five-kilometre pipeline. The tailings storage facility is designed for no discharge, with all of the water being reclaimed for re-use in the mill. The facility received government approval in 2003.

     Mining

The Boroo mining operations are based on conventional open-pit methods to mine 5,000 tonnes of ore per day. Mining commenced in November 2003 with the initial ore for processing coming from Zone 2 while the waste removal program for the higher-grade Zone 5 was in progress. Over the mine life, ore will be mined from four different pits. Mining is done with bench heights of five metres, with ore mined on half-benches for improved grade control in the flat lying ore. Waste tonnage is initially higher than indicated by the life of mine strip ratio of 3.9 and will incrementally decrease from 30,000 tonnes per day in 2004 over the mine life.

     Milling

The mill is a standard layout that consists of crushing, grinding, gravity concentration, cyanide leaching and gold recovery in a carbon-in-pulp circuit.

The mill was designed with a capacity to process 1.8 million tonnes of ore per year (5,000 tonnes per day) and has consistently exceeded design throughput levels. The gravity circuit has, to the end of December 2004, recovered 20% to 40% of the gold contained in ore and the overall gold recovery has been about 94% in accordance with the expectations based on the metallurgical testwork.

     Gold Sales

All gold doré produced by the Boroo mine is currently exported and refined under a contract with Johnson Matthey plc and its Canadian affiliated company (collectively, “JM”). The gold is delivered to JM at the minesite and JM assumes the risk relating to security and transport and responsibility for insurance from that point to the JM refinery in Ontario. Under the contract BGC may elect to take physical delivery of the refined gold or to sell it to JM with an option to receive up to 95% of its estimated value based on mine site assays within two working days of delivery to the refinery, with the balance following agreement on assays.

2004 Cameco Annual Information Form

     Environmental, Health and Safety Matters

BGC has the necessary environmental permits and licences for the Boroo mine. Boroo’s Environmental Impact Assessment and Environmental Monitoring and Protection Plans have been approved by the Mongolian government. Licences for the import, storage, use and disposal of reagents and chemicals are in place and include permits for the import, transport, use and on-site storage of cyanide.

BGC has developed an Environment Management System to address the impacts of the Boroo operation on the environment and to monitor compliance with the various permits issued by the state and provincial authorities. The system provides scheduled monitoring, engineering controls and reporting on the following areas: tailings management facility; mill site and mine waste dumps effluents; acid generation potential testing; dust control; spill incidents on site and off site; hazardous material handling; environment impact monitoring; planning for site decommissioning and rehabilitation; potable water treatment system; sewage operation; and landfill operation and inventory.

     Decommissioning and Reclamation

A closure plan has been prepared for the Boroo mine and is currently being reviewed by Mongolian authorities. The initial estimate of the costs of decommissioning and reclamation for the Boroo mine is $2.7 million (US).

A reclamation trust fund has not yet been established but Centerra has commenced discussions with governmental authorities about putting such an arrangement in place.

Gatsuurt Exploration Property

Centerra has an indirect controlling interest in the two mining and exploration licences for the Gatsuurt exploration property, situated 35 kilometres from the Boroo project. The Gatsuurt exploration property covers 2,236 hectares. The mineral resource estimates for Gatsuurt are found at “Centerra Gold Inc.-Reserves and Resources”.

Centerra’s exploration expenditures, including for a feasibility study, in connection with the Gatsuurt property in 2004 were $2.2 million (US).

Drilling and trenching programs have successfully delineated continuous mineralized zones at the Gatsuurt Central Zone and the Gatsuurt Main Zone areas. Prior to 2004, most of the data for the two deposits was obtained by drilling that was generally restricted to the upper 75 to 100 metres of the deposits. During 2004, the Central Zone deposit was delineated to vertical depths of 160 metres to 190 metres. A total of 237 diamond and RC holes totalling 32,363 metres have been drilled at the Central Zone, of which 185 holes were used in the resource estimate completed during 2004. The remaining 52 holes were completed late in the year and will be incorporated in the next update of the resource model.

Metallurgical test work suggests that high recoveries may be achievable for the deeper transition and fresh sulphide material using the bio-oxidation technology and further test work has been initiated. Based on the preliminary results to date, Centerra is planning to complete a feasibility study during 2005 on the potential development of the property as a stand-alone operation.

REN Exploration Property

The REN gold exploration property is located at the northern end of the Carlin Trend gold mines in northern Nevada. It is an advanced exploration property that is actively being explored by the REN joint venture, which is 62% owned by Centerra through a subsidiary of Centerra and 38% owned by Homestake Mining Company of California, a subsidiary of Barrick Gold Corporation. REN’s southern boundary is 1,500 metres from Barrick’s Meikle mine and mill.

Centerra’s exploration expenditures in connection with the REN property in 2004 were $3.9 million (US).

2004 Cameco Annual Information Form

Reserves and Resources

Reserve and resource estimates, the scientific and technical information, and description of the geology relating to Centerra’s gold properties, as presented in this Annual Information Form, were reviewed by Alain Gaston Mainville, Geologist and Professional Geoscientist, who is Manager, Mining Resources and Methods at Cameco, and were prepared by or under the supervision of the following qualified persons:

Qualified Persons	Properties
Rob Chapman, Geologist and Professional Geoscientist,	Kumtor
Vice-President, Exploration, Centerra	Boroo
REN
Richard E. Routledge, Professional Geologist, Roscoe Postle Associates Inc. of Toronto	Gatsuurt

To the knowledge of Cameco, the qualified persons as a group, beneficially own, directly or indirectly, less than 1% of the issued and outstanding common shares of Cameco.

Cameco’s gold reserves and resources are located in the Kyrgyz Republic, Mongolia and the United States of America.

The following table shows the estimated gold reserves and resources as at December 31, 2004 on a property basis and Cameco’s share. Cameco’s share amounts to 52.7% of Centerra Gold’s share of the reserves and resources of the properties. The amount of reported resources does not include those amounts identified as reserves.

Cautionary Note to United States Investors concerning estimates of Measured and Indicated Resources:

This section uses the terms “measured resources” and “indicated resources”. United States investors are advised that while those terms are recognized and required by Canadian securities regulatory, the United States Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposit in these categories will ever be converted into proven and probable reserves.

Cautionary Note to United States Investors concerning estimates of Inferred Resources:

This section uses the term “inferred resources”. United States investors are advised that while this term is recognized and required by Canadian securities regulatory authorities, the United States Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred resource will ever be upgraded to a higher category. Under Canadian securities regulations, estimates of inferred resources may not form the basis of feasibility or prefeasibility studies. United States investors are cautioned not to assume that part or all of an inferred resource exists or is economically or legally mineable.

2004 Cameco Annual Information Form

	PROVEN			PROBABLE			TOTAL RESERVES
	(100% basis)			(100% basis)			(100% basis)
	(tonnes and ounces in thousands)
										Cameco’s	Estimated
		Grade	Content		Grade	Content		Grade	Content	Share	Metallurgical	Mining
RESERVES (1) (3)	Tonnes	g/t Au	oz Au	Tonnes	g/t Au	oz Au	Tonnes	g/t Au	oz Au	oz Au	Recovery %	Method (2)
PROPERTY
Boroo	830	2.5	68	10,981	3.1	1,104	11,811	3.1	1,172	586	94%	OP
Kumtor	20,087	3.3	2,099	10,902	3.3	1,150	30,989	3.3	3,249	1,712	82%	OP

Total	20,917	3.2	2,167	21,883	3.2	2,254	42,800	3.2	4,421	2,298	—

							MEASURED AND
	MEASURED			INDICATED			INDICATED RESOURCES
	(100% basis)			(100% basis)			(100% basis)
	(tonnes and ounces in thousands)
										Cameco’s
		Grade	Content		Grade	Content		Grade	Content	Share	Mining
RESOURCES (1)	Tonnes	g/t Au	oz Au	Tonnes	g/t Au	oz Au	Tonnes	g/t Au	oz Au	oz Au	Method
PROPERTY
Boroo	—	—	—	2,595	2.3	194	2,595	2.3	194	97	OP
Gatsuurt	—	—	—	8,100	3.4	890	8,100	3.4	890	469	OP
Kumtor	9,395	3.3	997	8,195	3.5	917	17,590	3.4	1,914	1,008	OP/UG
REN	—	—	—	1,873	13.1	791	1,873	13.1	791	259	UG

Total	9,395	3.3	997	20,763	4.2	2,792	30,158	3.9	3,789	1,833

	INFERRED RESOURCES
	(100% basis)
	(tonnes and ounces in thousands)
				Cameco’s
		Grade	Content	Share	Mining
	Tonnes	g/t Au	oz Au	oz Au	Method
PROPERTY
Boroo	3,215	1.9	193	97	OP
Gatsuurt	1,540	3.1	152	80	OP
Kumtor	9,976	4.5	1,448	763	OP/UG
REN	1,261	12.7	516	169	UG

Total	15,992	4.5	2,309	1,109

Notes:

(1)	Cameco reports reserves and resources separately. The amount of reported resources does not include those amounts identifies as reserves.

(2)	Mining Method: OP – Open Pit; UG – Underground.

(3)	For the purpose of estimating reserves in accordance with National Instrument 43-101 of the Canadian securities regulatory authorities, reserves were calculated with a cut-off grade based on a gold price of $375 (US) per ounce. For the purpose of estimating reserves in accordance with United States Securities and Exchange Commission’s Industry Guide 7 for US reporting purposes, reserves were calculated with a cut-off grade based on a gold price of $350 (US) per ounce. At the lower gold price, on a 100% basis, Kumtor reserves decrease by 1,772,000 tonnes of ore (4%) and 109,000 ounces of contained gold (3%) and Boroo reserves decrease by 530,000 tonnes of ore (4%) and 17,400 ounces of contained gold (1%).

     Gold Reserves and Resources Reconciliation

The following reconciliation of Cameco’s share of gold reserves and resources reflects the changes in gold reserves and resources during 2004. Part of the 2004 additions and deletions at Kumtor and Boroo result from a change in gold price and from mining and milling and additional information provided by mining experience, drilling results analysis and reclassifications. All properties report changes in reserves and/or resources due to the share ownership modification following closing of Centerra’s initial public offering.

2004 Cameco Annual Information Form

Reconciliation of Cameco’s Share of Gold Reserves and Resources (1)
(in troy ounces)

	December 31, 2003	2004 Throughput (2)	2004 Addition (Deletion)		December 31, 2004
Reserves — Proven
Boroo	—	(135,000)	169,000	(3,4)	34,000
Kumtor	677,000	(422,000)	851,000	(3,4)	1,106,000

Total Proven Reserves	677,000	(557,000)	1,020,000		1,140,000

Reserves — Probable
Boroo	617,000	—	(65,000)	(3,4)	552,000
Kumtor	254,000	—	352,000	(3,4)	606,000

Total Probable Reserves	871,000	—	287,000		1,158,000

Total Reserves	1,548,000	(557,000)	1,307,000		2,298,000

Resources — Measured
Kumtor	207,000	—	318,000	(3,4)	525,000

Total Measured Resources	207,000	—	318,000		525,000

Resources — Indicated
Boroo	122,000	—	(25,000)	(3,4)	97,000
Gatsuurt	—	—	469,000	(3,4)	469,000
Kumtor	348,000	—	135,000	(3,4)	483,000
REN	—	—	259,000	(3,4)	259,000

Total Indicated Resources	470,000	—	838,000		1,308,000

Total Measured and Indicated Resources	677,000	—	1,156,000		1,833,000

Resources — Inferred
Boroo	—	—	97,000	(3,4)	97,000
Gatsuurt	—	—	80,000	(3,4)	80,000
Kumtor Gold	241,000	—	522,000	(3,4)	763,000
REN	—	—	169,000	(3,4)	169,000

Total Inferred Resources	241,000	—	868,000		1,109,000

Notes:

(1)	Cameco reports reserves and resources separately. The amount of reported resources does not include those amounts identified as reserves.

(2)	Corresponds to millfeed. The discrepancy between the 2004 millfeed and Cameco’s share of 2004 ounces produced is due to mill recovery and the processing of low grade material.

(3)	Change in reserves or resources, as applicable, includes reassessment of geological data, results of information provided by mining and milling, subsequent re-classification of reserves or resources, and increase in gold price.

(4)	Change in percent ownership.

Centerra Commitments and Contractual Obligations

     Exchange Agreements with IFC and EBRD

Each of International Finance Corporation (“IFC”) and European Bank for Reconstruction and Development (“EBRD”) had made subordinated loans to KGC in the amount of $10 million (US), the proceeds of which were used in the construction of the Kumtor mine. The repayment of these loans was scheduled to begin in December 2005, but IFC and EBRD had the right to delay the final repayment of the loans until 2015. The calculation of interest payments due under the loans was dependent on the performance of the Kumtor mine. Centerra entered into agreements with each of IFC and EBRD (the “Agency Exchange Agreements”) pursuant to which, in exchange for their assigning to Centerra the benefit of the subordinated loans, Centerra issued to each of IFC and EBRD 1,530,606 common shares and made a cash payment to each of $9.5 million on June 30, 2004.

In connection with this exchange, Centerra has agreed separately with IFC and EBRD that, as long as each holds more than 10% of the number of Centerra’s shares issued to it in connection with the exchange, it will: (i) maintain a sustainable development policy; (ii) allow representatives of IFC and EBRD to visit Centerra’s Kumtor and Boroo operations each year, (iii) perform an environmental assessment in connection with all proposed new projects and developments in accordance with the applicable World Bank policy in effect as of the date of the Agency Exchange Agreements and to operate such new projects and developments in accordance with mine and operating plans that seek to limit the environmental impact of the operations and protect human health and safety in accordance with good international mining practices and applicable laws and World Bank guidelines in effect as of the date of the Agency Exchange Agreements; and (iv) conduct its Kumtor operations in accordance with good international mining practices, including the most stringent of (a) the standards applicable to the Kumtor mine under the EMAP and (b) the environmental laws of the Kyrgyz Republic, Canada and Saskatchewan in effect from time to time.

2004 Cameco Annual Information Form

     Political Risk Insurance Rights Plan

As a prerequisite to acquiring political risk insurance for Centerra’s Kumtor mining operations, Centerra adopted an insurance risk rights plan. The plan will be applied if an event occurs relating to KGC or its assets or operations at a time when Kyrgyzaltyn is controlled by the government of the Kyrgyz Republic and the event is caused by that government and results in a payment to Centerra under the political risk insurance coverage. In this event the following will occur:

•	each holder of Centerra common shares will be entitled to exchange its shares for Centerra Class A non-voting shares;

•	Kyrgyzaltyn has irrevocably elected to exchange all of its common shares for Class A non-voting shares and it is expected that no other shareholders would elect to do this;

•	the holders of Centerra common shares (but not Class A non-voting shares) will be entitled to acquire additional common shares for $0.01 per share, with the aggregate number of common shares available to be determined by a formula designed to provide for the holders of Class A non-voting shares to be diluted by an amount that approximates the proceeds received under the political risk insurance; and

•	following the exercise of the rights to acquire additional shares by Centerra common shareholders, the Class A non-voting shares will convert back into Centerra common shares.

     Centerra Shareholders Agreement

In connection with the Kumtor restructuring Centerra entered into a shareholders agreement with Cameco Gold Inc. “CGI”), a wholly-owned Cameco subsidiary, and Kyrgyzaltyn (the “Shareholders Agreement”) governing certain matters related to their ownership of common shares of Centerra. The Shareholders Agreement provides for each of Kyrgyzaltyn and CGI to meet from time to time, not less frequently than annually, to consider the disposition of the common shares held by them by way of follow-on secondary offering. Despite this agreement to consult, each of Kyrgyzaltyn and CGI may at any time initiate a further distribution of Centerra’s common shares (subject to the lock-up agreements described below under “Lock-up Agreements”). Also, if Centerra proposes to issue any of its common shares by private placement or public offering, Centerra will provide CGI and Kyrgyzaltyn with an opportunity to sell their shares as part of the offering provided that Centerra’s reasonable capital needs take priority.

For a period of five years following the date of the closing of the Kumtor restructuring, for so long as Kyrgyzaltyn is controlled, directly or indirectly, by the government of the Kyrgyz Republic, Kyrgyzaltyn or its affiliates have agreed to maintain registered and beneficial ownership of at least 5% of the outstanding common shares at the time of the closing of the Kumtor restructuring, except in the case of certain permitted takeover bids and subject to appropriate anti-dilution adjustments, as determined from time to time by Centerra’s Board of Directors.

The Shareholders Agreement also addresses the voting by CGI and Kyrgyzaltyn of their shares for their respective nominees to Centerra’s board.

     Lock-up Agreements

Each of Kyrgyzaltyn and Cameco have entered into an agreement with the underwriters of Centerra’s initial public offering not to sell any of the common shares it holds until June 30, 2005, except in limited circumstances.

     Location Agreement

On April 22, 2004 Cameco entered into an agreement with Centerra which provides that Centerra will not carry on business in Canada by owning, acquiring, exploring, developing or mining mineral properties located in Canada (the “Location Agreement”). The Location Agreement will terminate and the prohibition will end once Centerra ceases to be a subsidiary of Cameco under applicable corporate law.

     Administrative Services Agreement

Centerra has entered into a services agreement with Cameco pursuant to which Cameco has agreed to provide certain services and expertise to Centerra in return for reimbursement of all its direct or indirect costs relating to such services.

2004 Cameco Annual Information Form

Legal Proceedings

An action was commenced during 1997 in a Canadian court by certain dependants of nine persons against the Company, CGI, KOC and certain other parties seeking damages, in the amount of $20,700,000 including punitive damages, plus interest and costs in connection with the death of the said nine persons in a helicopter accident in Kyrgyz Republic on October 4, 1995. This action was settled on February 3, 2005 and had no financial impact on the Company.

Certain Risk Factors Relating to Centerra’s Business and the Gold Industry

The following information pertains to the outlook and conditions currently known to the Company relating to Centerra’s gold business which could have a material impact on the financial condition of the Company. This information, by its nature, is not all-inclusive. It is not a guarantee that other factors will not affect the Company in the future. This discussion should be read in conjunction with material in other sections of this Annual Information Form, including “Common Risk Factors — Uranium and Gold” and Management’s Discussion and Analysis (Appendix “B”). As the context requires for the following information, the reference to Company or Cameco also includes Cameco’s direct and indirect subsidiaries.

     Centerra’s business is sensitive to the volatility of gold prices

Centerra’s revenue is largely dependent on the world market price of gold. The gold price is subject to volatile price movements over time and is affected by numerous factors beyond Centerra’s control. These factors include global supply and demand; central bank lending, sales and purchases; expectations for the future rate of inflation; the level of interest rates; the strength of, and confidence in, the United States dollar; market speculative activities; and global or regional political and economic events, including the performance of India’s and the rest of Asia’s economies.

Fluctuation in gold prices is illustrated by the following table which sets forth for the periods indicated the average closing gold prices in United States dollars per ounce.

Average London PM Fix
(US$)

	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004
US$ Average	384	388	331	294	279	279	271	310	363	409

On March 1, 2005 the closing price of gold on the London market (PM Fix) was $433 (US) per ounce.

If the market price of gold falls and remains below variable production costs of any of Centerra’s mining operations for a sustained period, losses may be sustained and, under certain circumstances, there may be a curtailment or suspension of some or all of Centerra’s mining and exploration activities. Centerra would also have to assess the economic impact of any sustained lower gold prices on recoverability and, therefore, the cut off grade and level of Centerra’s gold reserves and resources. These factors could have an adverse impact on Centerra’s expected contribution to Cameco’s financial results.

     Centerra’s reserves may not be replaced

The Kumtor and Boroo mines are currently Centerra’s only sources of gold production and will be depleted by 2010, based upon the current life of mine plans. If these reserves are not replaced, this could have an adverse impact on Centerra’s expected contribution to Cameco’s financial results.

     Centerra may experience further ground movements at the Kumtor mine

On July 8, 2002, a highwall ground movement at the Kumtor mine resulted in the death of one of Centerra’s employees and the temporary suspension of mining operations. The movement led to a considerable shortfall in 2002 gold production because the high-grade Stockwork Zone was rendered temporarily inaccessible. Consequently, Centerra lower grade ore was milled and achieved lower recovery rates. See “Kumtor Mine-Highwall Ground Movement” for additional details describing this event and the actions taken in response. There has also been movement detected in the southeast wall of the open pit and a crack was discovered at the crest of the wall. See “Kumtor Mine-Southeast Wall Movement” for additional details describing this event and actions taken in response. There can be no guarantee against further ground movements. A future ground movement could result in a significant interruption of operations. Centerra may also experience a loss of reserves if it is necessary to redesign

2004 Cameco Annual Information Form

the open pit as a result of a future ground movement. The consequences of a future ground movement will depend upon the magnitude, location and timing of any such movement. If mining operations are interrupted or Centerra experiences a loss of reserves, this could have a material adverse impact on Cameco.

Political Risk

Please see the disclosure under the heading “Political Risk” at “Common Risk Factors-Uranium and Gold.”

Imprecision of Reserve and Resource Estimates

Please see the disclosure under the heading “Imprecision of Reserve and Resource Estimates” at “Common Risk Factors-Uranium and Gold.”

Production Estimates may be inaccurate

Please see the disclosure under the heading “Production Estimates may be inaccurate” at “Common Risk Factors-Uranium and Gold.”

Exploration and Development activities may not be successful

Please see the disclosure under the heading “Exploration and Development activities may not be successful” at “Common Risk Factors-Uranium and Gold.”

Prospects may suffer due to enhanced competition for mineral acquisition opportunities

Please see the disclosure under the heading “Prospects may suffer due to enhanced competition for mineral acquisition opportunities” at “Common Risk Factors-Uranium and Gold.”

Centerra is subject to a number of operational risks and Centerra may not be adequately insured for certain risks.

Please see the disclosure under the heading “Cameco and Centerra are subject to a number of operational risks and Cameco and Centerra may not adequately insured for certain risks” at “Common Risk Factors-Uranium and Gold.”

Centerra’s operations in the Kyrgyz Republic and Mongolia are located in areas of seismic activity

The areas surrounding both the Kumtor mine and the Boroo operations are seismically active. While the risks of seismic activity were taken into account when determining the design criteria for Centerra’s Kumtor and Boroo operations, there can be no assurance that Centerra’s operations will not be adversely affected by this kind of activity.

Environmental, health and safety risks

Please see the disclosure under the heading “Environmental, health and safety risks” at “Common Risk Factors-Uranium and Gold.”

Illegal mining has occurred on Centerra’s Mongolian properties, is difficult to control, may disrupt Centerra’s operations and may expose Centerra to liability.

Illegal mining is widespread in Mongolia. Illegal miners may trespass on Centerra’s properties and engage in very dangerous practices, including climbing inside caves and old exploration shafts without any harnessing or safety devices. The presence of illegal miners could also lead to project delays and disputes regarding the development or operation of commercial gold deposits. The illegal activities of these miners could cause environmental damage (including environmental damage from the use of mercury be these miners) or other damage to Centerra’s properties or further personal injury or death, for which Centerra could potentially be held responsible.

Centerra may be unable to enforce its legal rights in certain circumstances

Please see the disclosure under the heading “Cameco or Centerra may be unable enforce its legal rights in certain circumstances” at “Common Risk Factors-Uranium and Gold.”

2004 Cameco Annual Information Form

Centerra faces substantial decommissioning and reclamation costs which may be difficult to predict accurately

At each of Centerra’s mine sites Centerra is required to establish a decommissioning and reclamation plan. The costs of performing the decommissioning and reclamation must be funded by Centerra’s operations. These costs can be significant and are subject to change. Centerra cannot predict what level of decommissioning and reclamation may be required in the future by regulators. If Centerra is required to comply with significant additional regulations or if the actual cost of future decommissioning and reclamation is significantly higher that current estimates, this could have an adverse impact on Centerra’s expected contribution to Cameco’s financial results.

Changes in, or more aggressive enforcement of, laws and regulations could adversely impact Centerra’s business

Mining operations and exploration activities are subject to extensive laws and regulations. These relate to production, development, exploration, exports, imports, taxes and royalties, labour standards, occupational health, waste disposal, protection and remediation of the environment, mine decommissioning and reclamation, mine safety, toxic substances, transportation safety and emergency response and other matters.

Compliance with these laws and regulations increases the costs of exploring, drilling, developing, constructing, operating and closing mines and other facilities. It is possible that the costs, delays and other effects associated with these laws and regulations may impact Centerra’s decision as to whether to continue to operate existing mines, ore refining and other facilities or whether to proceed with exploration or development of properties. Since legal requirements change frequently, are subject to interpretation and may be enforced to varying degrees in practice, Centerra is unable to predict the ultimate cost of compliance with these requirements or their effect on operations. Furthermore, changes in governments, regulations and policies and practices could have an adverse impact on Centerra’s expected contribution to Cameco’s financial results.

Please see also see the additional disclosure under the heading “Governmental Regulation and Policy Risks” at “Common Risk Factors-Uranium and Gold.”

Centerra may experience reduced liquidity and difficulty in obtaining future financing

The further development and exploration of mineral properties in which Centerra holds interest or which Centerra acquire may depend upon Centerra’s ability to obtain financing through joint ventures, debt financing, equity financing or other means. There is no assurance that Centerra will be successful in obtaining required financing as and when needed. Volatile gold markets may make it difficult or impossible for Centerra to obtain debt financing or equity financing on favourable terms or at all. Centerra’s principal operations are located in, and Centerra’s strategic focus is on, Central Asia and the former Soviet Union, developing areas that have experienced past economic and political difficulties and may be perceived as unstable. This may make it more difficult for Centerra to obtain debt financing from project or other lenders. Failure to obtain additional financing on a timely basis may cause Centerra to postpone development plans, forfeit rights in Centerra’s properties or joint ventures or reduce or terminate Centerra’s operations. Reduced liquidity or difficulty in obtaining future financing could have an adverse impact on Centerra’s expected contribution to Cameco’s financial results.

Properties may be subject to defects in title

Please see the disclosure under the heading “Properties may be subject to defects in title” at “Common Risk Factors-Uranium and Gold.”

Centerra’s properties are located in remote locations and require a long lead time for equipment and supplies

Centerra operates in remote locations and depends on an uninterrupted flow of materials, supplies and services to those locations. In addition, Centerra uses expensive, large equipment that requires a long time to procure, build and install. Any interruptions to the procurement of equipment, or the flow of materials, supplies and services to Centerra’s properties could have an adverse impact on Centerra’s expected contribution to Cameco’s financial results.

Key Personnel

Please see the disclosure under the heading “Key Personnel” at “Common Risk Factors-Uranium and Gold.”

2004 Cameco Annual Information Form

Centerra’s success depends on its ability to attract and retain qualified personnel

Please see the disclosure under the heading “Cameco’s and Centerra’s success depends on their ability to attract and retain qualified personnel” at “Common Risk Factors-Uranium and Gold.”

As a holding company, Centerra’s ability to make payments depends on the cash flows of its subsidiaries.

Centerra is a holding company that conducts substantially all of operations through subsidiaries, many of which are incorporated outside of North America. Centerra has no direct operations and no significant assets other than the shares of its subsidiaries. Therefore, Centerra is dependent on the cash flows of its subsidiaries to meet its obligations, including payment of principal and interest on any debt its incurs. The ability of Centerra’s subsidiaries to provide it with payments may be constrained by the following factors:

•	the cash flows generated by operations, investment activities and financing activities;

•	the level of taxation, particularly corporate profits and withholding taxes, in the jurisdiction in which they operate;

•	the introduction of exchange controls and repatriation restrictions or the availability of hard currency to be repatriated; and

•	the ownership interests of other investors in Centerra’s subsidiaries.

If Centerra is unable to receive sufficient cash from its subsidiaries, Centerra may be required to refinance its indebtedness, raise funds in a public or private equity or debt offering or sell some or all of its assets. There can be no assurances that an offering of its debt or equity or refinancing of its debt can or will be completed on satisfactory terms or that it would be sufficient to enable it to make payment with respect to its debt.

Currency Fluctuations

Please see the disclosure under the heading “Currency Fluctuations” at “Common Risk Factors-Uranium and Gold.”

Centerra may engage in hedging transactions which may not be successful and which may also limit the price that can be realized for gold that is subject to forward sales contracts

Although Centerra’s gold position is presently not hedged, in certain circumstances Centerra may elect to hedge the price risk for future gold sales by using forward sales contracts to mitigate the price risk on a portion of future gold conditions and use other hedging strategies. These transactions expose Centerra to the risk of default by the counterparties to these contracts. Cameco expects that Centerra would manage this risk of default, or credit risk, by dealing only with financial institutions that meet Centerra’s credit rating standards and by limiting exposures with individual counterparties. There can be no assurance that Centerra’s efforts to limit its exposure to this risk of default will be successful. Such a default could have an adverse impact on Centerra’s expected contribution to Cameco’s financial results.

Counterparty/Credit Risk

Please see the disclosure under the heading “Counterparty/Credit Risk” at “Common Risk Factors-Uranium and Gold.”

Accounting Policies

Please see the disclosure under the heading “Accounting Policies” at “Common Risk Factors-Uranium and Gold.”

Internal Controls

Please see the disclosure under the heading “Internal Controls” at “Common Risk Factors-Uranium and Gold.”

Centerra may experience difficulties with its joint venture partners

Please see the disclosure under the heading “Cameco and Centerra may experience difficulties with its joint venture partners” at “Common Risk Factors-Uranium and Gold.”

2004 Cameco Annual Information Form

Additional Information on Centerra

Additional information on Centerra’s properties, operations, financial results, financial positions and the risk factors associated with its operations can be found in its most recent annual and interim financial statements and management’s discussion and analysis, annual information form, material change reports and press releases available through SEDAR (www.sedar.com).

Non-GAAP measure

     Total cash cost

This annual information form presents information about total cash cost of production of an ounce of gold for the operating properties of Centerra. Except as otherwise noted, total cash cost per ounce is calculated by using the Gold Institute Production Cost Standard.

Total cash costs, as defined in the Gold Institute Production Cost Standard, include mine operating costs such as mining, processing, administration, royalties and production taxes, but exclude amortization, reclamation costs, financing costs and capital, development and exploration.

Total cash cost per ounce has been included because certain investors use this information to assess performance and also to determine the ability of Centerra to generate cash flow for use in investing and other activities. The inclusion of total cash cost per ounce enables investors to better understand year-on-year changes in production costs, which in turn affect profitability and cash flow. See Centerra’s management’s discussion and analysis for the year ended December 31, 2004 filed on SEDAR for a reconciliation of total cash cost to the nearest GAAP measure.

COMMON RISK FACTORS – URANIUM AND GOLD

In addition to the risk factors referred to under “Nuclear Business-Risk Factors” and “Centerra Gold Inc. – Risk Factors Relating to Centerra’s Business and the Gold Industry”, there are certain risks which are generally applicable to both the uranium and gold industries, as outlined in the following. The risks discussed here are not all inclusive. No guarantee is provided that other factors will not affect the Company in the future. This discussion should be read in conjunction with material in other sections of this Annual Information Form, including Management’s Discussion and Analysis (Appendix “B”). As the context requires for the following information, reference to the Company or Cameco also includes Cameco’s direct and indirect subsidiaries, including Centerra.

Cameco and Centerra are subject to a number of operational risks and Cameco and Centerra may not be adequately insured for certain risks

Cameco’s and Centerra’s businesses are subject to a number of risks and hazards, including environmental pollution, accidents or spills (including hazardous emissions from Cameco’s Port Hope conversion facilities such as a UF6 release or a leak of anhydrous hydrogen fluorine used in the UF6 conversion process); industrial and transportation accidents, which may involve radioactive or hazardous materials; labour disputes; catastrophic accidents; fires; blockades or other acts of social activism; changes in the regulatory environment; impact of non-compliance with laws and regulations; natural phenomena, such as inclement weather conditions, underground floods, earthquakes, pit wall failures, ground movements, tailings pipeline and dam failures and cave-ins; and encountering unusual or unexpected geological conditions and technological failure of mining methods. Cameco also contracts for the transport of its uranium and uranium products to refining, conversion and enrichment facilities in North America and Europe, which exposes the Company to transportation risks.

There is no assurance that the foregoing risks and hazards will not result in damage to, or destruction of, Centerra’s gold properties and Cameco’s uranium properties and refining and conversion facilities, personal injury or death, environmental damage, delays in or interruption of or cessation of production from Centerra’s and Cameco’s mines or Cameco’s refining and conversions facilities or in Centerra’s and Cameco’s exploration or development activities, costs, monetary losses and potential legal liability and adverse governmental action, all of which could have an adverse impact on Cameco’s future cash flows, earnings, results of operations and financial condition.

Although Cameco and Centerra maintain insurance to cover some of these risks and hazards in amounts Cameco and Centerra believe to be reasonable, subject to deductibles, this insurance may not provide adequate coverage in all circumstances. No assurance can be given that Cameco’s and Centerra’s insurance will continue to be available at

2004 Cameco Annual Information Form

economically feasible premiums or that it will provide sufficient coverage for losses related to these or other risks and hazards.

Also, Cameco and Centerra may be subject to liability or sustain loss for certain risks and hazards against which Cameco and Centerra cannot insure or which Cameco and Centerra may elect not to insure because of the cost. This lack of insurance coverage could have an adverse impact on Cameco’s and Centerra’s future cash flows, earnings, results of operations and financial condition.

     Imprecision of Reserve and Resource Estimates

Reserve and resource figures included for uranium and gold are estimates and no assurances can be given that the indicated levels of uranium and gold will be produced or that Cameco will receive the uranium price and gold price assumed in determining its reserves. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While the Company believes that the reserve and resource estimates included are well established and reflects management’s best estimates, by their nature reserve and resource estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. Furthermore, market price fluctuations in uranium and gold, as well as increased capital or production costs or reduced recovery rates, may render ore reserves containing lower grades of mineralization uneconomic and may ultimately result in a restatement of reserves. The extent to which resources may ultimately be reclassified as proven or probable reserves is dependent upon the demonstration of their profitable recovery. The evaluation of reserves or resources is always influenced by economic and technological factors, which may change over time.

Resources figures included herein have not been adjusted in consideration of these risks and, therefore, no assurances can be given that any resource estimate will ultimately be reclassified as proven or probable reserves.

If Cameco’s reserve or resource estimates for its uranium and gold properties are inaccurate or are reduced in the future, this could have an adverse impact on Cameco’s future cash flows, earnings, results of operations and financial condition.

     Production Estimates may be inaccurate

Cameco prepares estimates of future production for particular operations. No assurance can be given that production estimates will be achieved. Failure to achieve production estimates could have an adverse impact on Cameco’s future cash flows, earnings, results of operations and financial condition. These production estimates are based on, among other things, the following factors: the accuracy of reserve estimates; the accuracy of assumptions regarding ground conditions and physical characteristics of ores, such as hardness and presence or absence of particular metallurgical characteristics; and the accuracy of estimated rates and costs of mining and processing.

Cameco’s actual production may vary from estimates for a variety of reasons, including, among others: actual ore mined varying from estimates of grade, tonnage, dilution, and metallurgical and other characteristics; mining and milling losses being greater than planned; short-term operating factors relating to the ore reserves, such as the need for sequential development of orebodies and the processing of new or different ore grades; risk and hazards associated with mining; failure of mining methods; natural phenomena, such as inclement weather conditions, underground floods, earthquakes, pit wall failures, ground movements and cave-ins; and unexpected labour shortages or strikes.

     Exploration and Development activities may not be successful

Exploration for and development of uranium properties and gold properties involve significant financial risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to establish reserves by drilling, constructing mining and processing facilities at a site, developing metallurgical processes and extracting uranium and gold from ore. Cameco and Centerra cannot ensure that their current exploration and development programs will result in profitable commercial mining operations or replacement of current production at existing mining operations with new reserves. Also, substantial expenses may be incurred on exploration projects which are subsequently abandoned due to poor exploration results or the inability to define reserves which can be mined economically.

2004 Cameco Annual Information Form

Cameco’s and Centerra’s ability to sustain or increase its present levels of uranium and gold production, respectively, is dependent in part on the successful development of new orebodies and/or expansion of existing mining operations. The economic feasibility of development projects is based upon many factors, including, among others: the accuracy of reserve estimates; metallurgical recoveries; capital and operating costs of such projects; government regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting, and environmental protection; and uranium and gold prices, which are highly cyclical. Development projects are also subject to the successful completion of feasibility studies, issuance of necessary governmental permits and availability of adequate financing.

Development projects have no operating history upon which to base estimates of future cash flow. Estimates of proven and probable reserves and cash operating costs are, to a large extent, based upon detailed geological and engineering analysis. Cameco and Centerra conduct feasibility studies which derive estimates of capital and operating costs based upon many factors, including, among others: anticipated tonnage and grades of ore to be mined and processed; the configuration of the orebody; ground and mining conditions; expected recovery rates of the uranium and gold from the ore; and anticipated environmental and regulatory compliance costs.

It is possible that actual costs and economic returns of current and new mining operations may differ materially from Cameco’s and Centerra’s best estimates. It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase and to require more capital than anticipated. These additional costs could have an adverse impact on Cameco’s and Centerra’s future cash flows, earnings results of operations and financial condition.

     Environmental, health and safety risks.

Cameco and Centerra expend significant financial and managerial resources to comply with a complex set of environmental, health and safety laws, regulations, guidelines and permitting requirements (for the purpose of this paragraph, “laws”) drawn from a number of jurisdictions. The historical trend toward stricter laws is likely to continue. The uranium industry is subject to not only the worker health, safety and environmental risks associated with all mining businesses, including potential liabilities to third parties for environmental damage, but also to additional risks uniquely associated with uranium mining and processing. The possibility of more stringent laws or more rigorous enforcement of existing laws exists in the areas of worker health and safety, the disposition of wastes, the decommissioning and reclamation of mining, milling, refining and conversion sites and other environmental matters, each of which could have a material adverse effect on Cameco’s and Centerra’s operations or the cost or the viability of a particular project.

Cameco’s and Centerra’s facilities operate under various operating and environmental permits, licences and approvals that contain conditions that must be met and Cameco’s and Centerra’s right to continue operating their facilities is, in a number of instances, dependent upon compliance with these conditions. Failure to meet certain of these conditions could result in interruption or closure of Cameco’s and Centerra’s facilities or material fines or penalties, all of which could have an adverse impact on Cameco’s future cash flows, earnings, results of operations and financial condition.

     Governmental Regulation and Policy Risks

Mining and refining operations and exploration activities, particularly uranium mining, refining, conversion and transport in Canada and the United States, are subject to extensive laws and regulations. Such regulations relate to production, development, exploration, exports, imports, taxes and royalties, labour standards, occupational health, waste disposal, protection and remediation of the environment, mine decommissioning and reclamation, mine safety, toxic substances, transportation safety and emergency response, and other matters. Compliance with such laws and regulations has increased the costs of exploring, drilling, developing, constructing, operating and closing the Company’s mines and refining and other facilities. It is possible that, in the future, the costs, delays and other effects associated with such laws and regulations may impact the Company’s decision as to whether to operate existing mines, ore refining and other facilities or, with respect to exploration and development properties, whether to proceed with exploration or development. The Company expends significant financial and managerial resources to comply with such laws and regulations. Cameco anticipates it will have to continue to do so as the historic trend toward stricter government regulation will likely continue. Since legal requirements change frequently, are subject to interpretation and may be enforced in varying degrees in practice, Cameco is unable to predict the ultimate cost of compliance with these requirements or their effect on operations. Furthermore, future changes in governments, regulations and policies and practices, such as those affecting the Company’s mining operations, uranium refining

2004 Cameco Annual Information Form

and conversion operations, and uranium transport, could materially and adversely affect the Company’s results of operations and financial condition in a particular period or its long term business prospects.

Worldwide demand for uranium is directly tied to the demand for electricity produced by the nuclear power industry, which is also subject to extensive government regulation and policies.

The development of mines and related facilities is contingent upon governmental approvals, licences and permits which are complex and time consuming to obtain and which, depending upon the location of the project, involve multiple governmental agencies. The receipt, duration and renewal of such approvals, licences and permits are subject to many variables outside the Company’s control, including potential legal challenges from various stakeholders such as environmental groups, non-government organizations or first nations claiming certain rights with respect to traditional lands. Any significant delays in obtaining or renewing such approvals, licences or permits could have a material adverse effect on the Company.

     Political Risk

Cameco’s Inkai project is located in the Republic of Kazakhstan. All of Centerra’s current gold production and reserves are derived from assets located in the Kyrgyz Republic and Mongolia. These three countries are developing countries that have experienced political and economic difficulties in recent years. Cameco’s Inkai project and Centerra’s mining operations and gold exploration activities are affected in varying degrees by political stability and government regulations relating to foreign investment and the mining business in each of these countries. Operations may also be affected in varying degrees by terrorism, military conflict or repression, crime, corruption, extreme fluctuations in currency rates and high inflation in Central Asia and the former Soviet Union.

The relevant governments have entered into contracts with Cameco and Centerra or granted permits or concessions that enable them to conduct operations or development and exploration activities. Notwithstanding these arrangements, their ability to conduct operations or exploration and development activities is subject to changes in government regulations or shifts in political attitudes over which they have no control.

There can be no assurance that industries deemed of national or strategic importance like mineral production will not be nationalized. Government policy may change to discourage foreign investment, renationalization of mining industries may occur or other government limitations, restrictions or requirements not currently foreseen may be implemented. There can be no assurance that Cameco’s or Centerra’s assets in these countries will not be subject to nationalization, requisition or confiscation, whether legitimate or not, by any authority or body. While there are provisions for compensation and reimbursement of losses to investors under such circumstances, there is no assurance that such provisions would be effective to restore the value of Cameco’s or Centerra’s original investment. Similarly, Cameco’s and Centerra’s operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation, mine safety and annual fees to maintain mineral properties in good standing. There can be no assurance that the laws in these countries protecting foreign investments will not be amended or abolished or that these existing laws will be enforced or interpreted to provide adequate protection against any or all of the risks described above. Furthermore, there can be no assurance that the agreements Cameco and Centerra have with the governments of these countries, including the Investment Agreement and the Stability Agreement, will prove to be enforceable or provide adequate protection against any or all of the risks described above.

Cameco and Centerra have made an assessment of the political risk associated with each of its foreign investments and maintain political risk insurance to mitigate losses as deemed appropriate. However, Centerra’s political risk coverage provides that on a change of control of Centerra the insurers have the right to terminate the coverage. If that were to happen, there can be no assurance that the political risk insurance will continue to be available on reasonable terms. Furthermore, there can be no assurance that the insurance would continue to be available at any time or that particular losses Cameco or Centerra may suffer with respect to its foreign investments will be covered by the insurance. These losses could have an adverse impact on Cameco’s future cash flows, earnings, results of operations and financial condition if not adequately covered by insurance.

     Cameco or Centerra may be unable to enforce its legal rights in certain circumstances.

In the event of a dispute arising at Cameco’s or Centerra’s foreign operations, Cameco and Centerra may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada. Cameco and Centerra may also be hindered or prevented from enforcing its rights with respect to a government entity or instrumentality because of the doctrine of sovereign immunity.

2004 Cameco Annual Information Form

The dispute resolution provision of the Investment Agreement, the Stability Agreement, the agreements related to Joint Venture Inkai, and HEU Commercial Agreement stipulate that any dispute between the parties thereto is to be submitted to international arbitration. However, there can be no assurance that a particular governmental entity or instrumentality will either comply with the provisions of these or any other agreements or voluntarily submit to arbitration. If Cameco and Centerra are unable to enforce its rights under these agreements, this could have an adverse effect on Cameco’s future cash flows, earnings, results of operations and financial condition.

     Properties may be subject to defects in title

Cameco and Centerra have investigated their rights to explore and exploit all of their material properties and, to the best of their knowledge, those rights are in good standing. However, no assurance can be given that such rights will not be revoked, or significantly altered, to their detriment. There can also be no assurance that Cameco’s and Centerra’s rights will not be challenged or impugned by third parties, including the local governments, and in Canada by First Nations and Metis.

The validity of unpatented mining claims on U.S. public lands is sometimes uncertain and may be contested. Due to the extensive requirements and associated expense required to obtain and maintain mining rights on U.S. public lands, Centerra’s interest in the REN property and Cameco’s interest, held by subsidiaries, in its ISL properties may be subject to various uncertainties which are common to the industry, with the attendant risk that its title may be defective.

Although Cameco and Centerra are not currently aware of any existing title uncertainties with respect to any of their material properties, other than with respect to First Nation and Métis claims in Saskatchewan, there is no assurance that such uncertainties will not result is future losses or additional expenditures, which could have an adverse impact on Cameco’s future cash flows, earnings, results of operations and financial condition.

     Counterparty/Credit Risk

Cameco enters into transactions to reduce the impact of fluctuations in currency exchange rates. These transactions expose the Company to the risk of default by the counterparties to such contracts. The Company manages this risk of default, or credit risk, by dealing only with financial institutions that meet its credit rating standards and by limiting exposures with individual counterparties.

In addition, Cameco’s sales of uranium product and conversion services expose the Company to the risk of non-payment. The Company manages this risk by monitoring the credit worthiness of its customers and seeking pre-payment or other forms of payment security from customers with an unacceptable level of credit risk. As of December 31, 2004, less than 1% of Cameco’s forecast revenue under contract, for the period 2005 to 2007, is with customers whose creditworthiness does not meet Cameco’s standards for unsecured payment terms. As well, Cameco’s purchase of uranium product and conversion services, such as under the HEU Commercial Agreement, exposes the Company to the risk of the supplier’s failure to fulfill its delivery commitment.

Although the Company seeks to manage its credit risk and purchase risk exposure, there can be no assurance that the Company will be successful.

     Currency Fluctuations

Cameco’s earnings and cash flow may also be affected by fluctuations in the US/Canadian dollar exchange rate. Cameco’s sales of uranium and conversion services are mostly denominated in US dollars, while its production costs of both is denominated primarily in Canadian dollars. Cameco’s consolidated financial statements are expressed in Canadian dollars.

Centerra’s consolidated financial statements are expressed in US dollars. Its sales of gold are denominated in US dollars. As part of the consolidation by Cameco of Centerra’s financial results, they are converted into Canadian dollars at prevailing exchange rates. As of December 31, 2004, Centerra also had $62 million of cash in Canadian currency, being part of the proceeds from its initial public offering.

Fluctuations in exchange rates between the US dollar and the Canadian dollar may give rise to foreign exchange currency exposures, both favourable and unfavourable, which has materially impacted and may materially impact in the future Cameco’s financial results. Although Cameco utilizes a hedging program to limit any adverse effects of foreign exchange rate fluctuations, there can be no assurance that such hedges have eliminated the potential material adverse impact of such fluctuations.

2004 Cameco Annual Information Form

     Accounting Policies

The accounting policies and methods utilized by Cameco determine how it reports its financial condition and results of operations, and they may require management of the Company to make estimates or rely on assumptions about matters that are inherently uncertain. Cameco’s financial conditional and results of operations are reported using accounting policies and methods prescribed by Canadian GAAP. In certain cases, Canadian GAAP allows accounting policies and methods to be selected from two or more alternatives, any of which might be reasonable, yet results in Cameco reporting materially different amounts. Management of Cameco exercises judgement in selecting and applying accounting policies and methods to ensure that while Canadian GAAP compliant, they reflect management’s best judgment of the most appropriate manner in which to record and report the Company’s financial condition and results of operations. Significant accounting policies to the Cameco’s consolidated financial statements are described in Notes to such statements under the heading “Summary of Significant Accounting Policies”.

     Internal Controls

Internal controls over financial reporting are procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation.

     Key Personnel

The chief executive officer and senior officers of Cameco and Centerra are critical to their success. In the event of the departure of the chief executive officer or a senior officer, each of Cameco and Centerra believe that they will be successful in attracting and retaining qualified successors but there can be no assurance of such success. If Cameco or Centerra is not successful in attracting and retaining qualified personnel, the efficiency of its operations could be affected, which could have an adverse impact on Cameco’s future cash flows, earnings, results of operations and financial condition.

Cameco’s and Centerra’s success depends on their ability to attract and retain qualified personnel.

Recruiting and retaining qualified personnel is critical to Cameco’s and Centerra’s success. The number of persons skilled in the acquisition, exploration and development of mining properties and the operation of uranium refining and conversion facilities is limited and competition for such persons is intense. As Cameco’s and Centerra’s business activity grows, they will require additional key financial, administrative and mining personnel as well as additional operations staff. The Concession Agreement relating to Centerra’s Kumtor operations also requires two thirds of all administrative or technical personnel to be citizens of the Kyrgyz Republic. However, it has been necessary to engage expatriate workers for Centerra’s operations in Mongolia and, to a lesser extent, the Kyrgyz Republic because of the shortage of locally trained personnel. It is also necessary for Cameco to engage expatriate and local workers for the Inkai project in Kazakhstan. If Cameco or Centerra is not successful in attracting and training qualified personnel, the efficiency of its operations could be affected, which could have an adverse impact on Cameco’s future cash flows, earnings, results of operations and financial condition.

     Prospects may suffer due to enhanced competition for mineral acquisition opportunities.

Significant and increasing competition exists for mineral acquisition opportunities throughout the world. As a result of this competition, some of which is with large, better established mining companies with substantial capabilities and greater financial and technical resources, the Company and Centerra may be unable to acquire rights to exploit additional attractive mining properties on terms that the Company and Centerra consider acceptable. Accordingly, there can be no assurance that the Company and Centerra will acquire any interest in additional operations that would yield reserves or result in commercial mining operations. If the Company and Centerra are not able to acquire such interests, this could have an adverse impact on Cameco’s future cash flows, earnings, results of operations and financial condition.

     Cameco and Centerra may experience difficulties with its joint venture partners.

Cameco operates McArthur River mine and Cigar Lake development project through joint ventures with other companies. Centerra operates the REN project through a joint venture with another company. Both Cameco and Centerra may in the future enter into additional joint ventures. Both companies are subject to the risks normally

2004 Cameco Annual Information Form

associated with the conduct of joint ventures. These risks include disagreement with a joint venture partner on how to develop, operate and finance a project and possible litigation between the joint venture partners regarding joint venture matters. These matters may have an adverse effect on Cameco’s and Centerra’s ability to pursue the projects subject to the joint venture, which could have an adverse impact on Cameco’s future cash flows, earnings, results of operations and financial condition.

See the Company’s Management’s Discussion and Analysis attached as Appendix “B”.

DESCRIPTION OF SECURITIES

Description of Share Capital

The authorized share capital of Cameco consists of an unlimited number of First Preferred Shares without nominal or par value, issuable in series (none of which are outstanding); an unlimited number of Second Preferred Shares without nominal or par value, issuable in series (none of which are outstanding); an unlimited number of common shares without nominal or par value, of which, at December 31, 2004, 173,040,069 common shares were outstanding as fully paid and non-assessable shares and one Class B Share of which one is outstanding as a fully paid and non-assessable share. (In addition, as of December 31, 2004 there were 4,868,670 stock options outstanding to acquire common shares of Cameco pursuant to the Company’s stock option plan. As well, at December 31, 2004, Cameco had $230 million of Convertible Debentures outstanding. This issue may be converted into a total of 10.6 million common shares. See “5% Convertible Subordinated Debentures”.) The Articles of Incorporation of Cameco (the “Articles”) contain provisions imposing restraints on the issue, transfer and ownership of voting securities of Cameco. See “Restrictions on Ownership and Voting” below. The following is a summary of the material provisions attaching to these classes of shares.

     Common Shares

Subject to the limitations described below, the holders of common shares are entitled to one vote per common share on all matters to be voted on by the shareholders at any meetings of shareholders (other than at meetings of only holders of some other class or series), and are entitled to receive such dividends as may be declared by the board of directors of Cameco. The common shares are subordinate to the rights of the holders of each series of the First Preferred Shares and Second Preferred Shares that may be outstanding as to payment of dividends and to the distribution of assets in the event of liquidation, dissolution or winding up of Cameco or any other distribution of the assets of Cameco among its shareholders for the purpose of winding up its affairs. The holders of the common shares have no pre-emptive, redemption, purchase or conversion rights in respect of such shares. Except as described under “Description of Share Capital — Restrictions on Ownership and Voting” below, non-residents of Canada who hold common shares have the same rights as shareholders as residents of Canada.

     Class B Shares

The holder of the Class B share (the “Class B Share”), the Province of Saskatchewan, is entitled to receive notice of and to attend all meetings of shareholders including meetings of any class or series thereof but does not have the right to vote at any such meeting other than a meeting of the holder of the Class B Share as a class. The holder of the Class B Share does not have the right to vote separately as a class, except on any proposal to (i) amend Part I of Schedule B of the Articles, (ii) amalgamate that would effect an amendment to Part I of Schedule B of the Articles, or (iii) amend the Articles so as to alter the rights attached to the Class B Share. Part I of Schedule B of the Articles provides that (A) the registered office and head office operations of Cameco must be located in the Province of Saskatchewan (the “Province”), (B) all of the executive officers (vice-chairman of the board, chief executive officer, chief operating officer, chief financial officer and president) of the Company, except for the chairman of the board, and substantially all of the senior officers (vice presidents) of the Company must be ordinarily resident in the Province, and (C) all annual meetings of shareholders of the Company must be held at a place in the Province. The holder of the Class B Share is entitled to request and receive information from Cameco for the purpose of determining whether the provisions of Part I of Schedule B of the Articles are being complied with. The holder of the Class B Share does not have the right to receive any dividends declared by the Company. Subject to the prior rights of each series of First Preferred Shares and Second Preferred Shares, the holder of the Class B Share ranks equally with holders of common shares with respect to the distribution of assets in the event of liquidation, dissolution or winding up of the Company. The holder of the Class B Share has no pre-emptive, redemption, purchase or conversion rights in respect of such share. The Class B Share is non-transferable.

2004 Cameco Annual Information Form

     First Preferred Shares

The First Preferred Shares are issuable from time to time in one or more series and the board of directors of Cameco may determine by resolution the number of shares in, and the designation, rights, privileges, restrictions and conditions attaching to, each series. The First Preferred Shares of each series will rank equally with the shares of every other series of First Preferred Shares and prior to the Second Preferred Shares, the common shares and the Class B Share with respect to the payment of dividends and the distribution of assets in the event of liquidation, dissolution or winding up of the Company and may carry voting rights.

     Second Preferred Shares

The Second Preferred Shares are issuable from time to time in one or more series and the board of directors of Cameco may determine by resolution the number of shares in, and the designation, rights, privileges, restrictions and conditions attaching to, each series. The Second Preferred Shares of each series will rank equally with the shares of every other series of Second Preferred Shares and prior to the common shares and the Class B Share with respect to the payment of dividends and the distributions of assets in the event of liquidation, dissolution or winding up of the Company and may carry voting rights.

Restrictions on Ownership and Voting

     Limits on the Holdings of Residents and Non-Residents of Canada

The Articles, pursuant to the requirements of the Eldorado Nuclear Limited Reorganization and Divestiture Act (Canada) as amended (the “ENL Reorganization Act”), contain provisions imposing constraints on the issue, transfer and ownership, including joint ownership, of voting securities of Cameco so as to prevent both residents and non-residents from owning or controlling more than a specified percentage of voting securities. The constraints affect the common shares of the Company.

Specifically, no resident, alone or together with associates, may hold, beneficially own or control, directly or indirectly, other than by way of security only or for purposes of distribution by an underwriter, voting securities to which are attached more than 25% of the votes than may ordinarily be cast to elect directors of Cameco. Similarly, no non-resident, alone or together with associates, may hold, beneficially own or control, directly or indirectly, other than by way of security only or for purposes of distribution by an underwriter, voting securities to which are attached more than 15% of the votes that may ordinarily be cast to elect directors of Cameco. Further, the votes attaching to securities of Cameco held, beneficially owned or controlled, directly or indirectly, by all non-residents together, and cast at any meeting of shareholders of Cameco will be counted or pro-rated so as to limit the counting of those votes to not more than 25% of the total number of votes cast by the shareholders at that meeting.

     Enforcement

In order to give effect to such constraints, the Articles contain provisions for the enforcement of the restrictions relating to ownership and voting by residents and non-residents described above, including provisions for suspension of voting rights, forfeiture of dividends and other distributions to shareholders, prohibitions against the issue and transfer of securities and suspension of all remaining shareholders’ rights.

The provisions allow Cameco to require holders, proposed transferees or other subscribers for voting securities and certain other persons to furnish shareholder declarations as to residence, ownership of voting securities and certain other matters relative to the enforcement of the restrictions. Cameco is precluded from issuing or registering a transfer of any voting securities where a contravention of the resident or non-resident ownership restrictions would result.

If Cameco has reason to believe, whether through shareholder declarations filed with it or its books and records or those of its registrar and transfer agent or otherwise, that voting securities are held by a shareholder in contravention of the resident or non-resident ownership restrictions, it has the power to suspend all rights of the shareholder in respect of all securities held, other than the right to transfer them, not earlier than 30 days after first sending notice to the shareholder, unless the voting securities so held have been disposed of by the shareholder and Cameco has been so advised.

2004 Cameco Annual Information Form

     Definitions

The following definitions apply for the purposes of the restrictions described above:

“non-resident” means:

(i)	an individual, other than a Canadian citizen, who is not ordinarily resident in Canada;

(ii)	a corporation incorporated, formed or otherwise organized outside Canada;

(iii)	a foreign government or an agency thereof;

(iv)	a corporation that is controlled by non-residents, directly or indirectly, as defined in any of (i) to (iii) above;

(v)	a trust:

(A)	established by a non-resident as defined in any of (ii) to (iv) above, other than a trust for the administration of a pension fund for the benefit of individuals a majority of whom are residents; or

(B)	in which non-residents as defined in any of (i) to (iv) above have more than fifty percent of the beneficial interest; or

(vi)	a corporation that is controlled by a trust described in (v) above;

“resident” means an individual, corporation, government or agency thereof or trust that is not a non-resident;

“voting security” means a share or other security of Cameco carrying full voting rights under all circumstances or under some circumstances that have occurred and are continuing, and includes:

(i)	a security currently convertible into such a share or other security; and

(ii)	currently exercisable options and rights to acquire such a share or other security or such convertible share or other security;

“person” includes any individual, corporation, government or agency thereof, executor, administrator or other legal representative; a person is an associate of another person if:

(i)	one is a corporation of which the other is an officer or director;

(ii)	one is a corporation that is controlled by the other or by a group of persons of which the other is a member;

(iii)	one is a partnership of which the other is a partner;

(iv)	one is a trust of which the other is a trustee;

(v)	both are corporations controlled by the same person;

(vi)	both are members of a voting trust or parties to an arrangement that relates to voting securities of Cameco; or

(vii)	both are at the same time associates, within the meaning of any of (i) to (vi) above, of the same person; provided that:

(A)	if a resident who, but for this paragraph, would be an associate of a non-resident submits to Cameco a statutory declaration stating that no voting securities are held, directly or indirectly, for a non-resident, that resident and non-resident are not associates of each other, provided the statutory declaration is not false;

2004 Cameco Annual Information Form

(B)	two corporations are not associates pursuant to (vii) above by reason only that each is an associate of the same person pursuant to (i) above;

(C)	if any person appears to Cameco to hold voting securities to which are attached not more than the lesser of four one-hundredths of one percent of the votes that may ordinarily be cast to elect directors of Cameco and 10,000 such votes, that person is not an associate of any other person and no other person is an associate of that person in relation to those voting securities;

“control” means control in any manner that results in control in fact, whether directly through ownership of securities or indirectly through a trust, an agreement, the ownership of nay body corporate or otherwise; and

“beneficial ownership” includes ownership through a trustee, legal representative, agent or other intermediary.

     Other Restrictions

The ENL Reorganization Act places certain other restrictions on Cameco, including prohibition against applying for continuance in another jurisdiction and a prohibition against Cameco enacting articles of incorporation or bylaws containing provisions inconsistent with the provisions included in the ENL Reorganization Act. The ENL Reorganization Act provides that the Articles must contain restrictions on Cameco including a prohibition against Cameco creating restricted shares (generally a participating share containing restrictive voting rights) and the requirement that Cameco maintain its registered office and its head office operations within the Province of Saskatchewan.

The Saskatchewan Mining Development Corporation Reorganization Act also requires Cameco to maintain its registered office and its head office operations (generally all executive, corporate planning, senior management, administrative and general management functions) within the Province of Saskatchewan.

The bylaws of the Company provide that a majority of the members of the Board of Directors of Cameco shall be resident Canadians. The Articles provide that the number of directors will be not less than three and not more than fifteen. The number of directors is presently fixed at twelve.

5% Convertible Subordinated Debentures

The 5% Convertible Subordinated Debentures (the “Convertible Debentures”) are subordinated unsecured general obligations of the Company and are convertible into common shares of the Company, at the option of the holders. The Convertible Debentures are limited in aggregate principal amount to $230,000,000 and mature on October 1, 2013, unless earlier redeemed by the Company. The Convertible Debentures bear interest at the rate of 5% per annum payable semi-annually on April 1 and October 1 of each year. Interest payments will be payable by cash, or at the option of the Company, by delivery of common shares of the Company to the trustee (the “Trustee”) for the Convertible Debentures, for sale on the open market and delivery of a cash amount equal to the amount payable to the holders of the Convertible Debentures.

A holder of a Convertible Debenture is entitled to convert the Convertible Debenture into common shares at any time on or prior to maturity. The conversion price for the Convertible Debentures is $21.67 per Common Share ($65.00 prior to the three for one stock split on December 31, 2004) (the “Conversion Price”), which is subject to adjustment in certain events.

The Convertible Debentures will not be redeemable prior to October 1, 2008, except as described below. On or after October 1, 2008, the Convertible Debentures will be redeemable in whole or in part, at a redemption price equal to par (the “Redemption Price”) plus accrued and unpaid interest. In addition, the Convertible Debentures are redeemable, in whole but not in part, at the option of the Company for cash at a redemption price equal to par plus accrued and unpaid interest thereon, in the event that the Company has become or would become obligated to pay any additional amounts in compensation for any withholding or deduction for or on account of any Canadian taxes related to payments made under or in respect of the Convertible Debentures on behalf of holders as a result of any change in Canadian tax laws.

The Company has the right to purchase for cancellation Debentures in the market, by tender or by private contract.

2004 Cameco Annual Information Form

The Company shall have the right to elect to issue and deliver common shares of the Company to the Trustee to raise funds in order to satisfy its obligations to pay interest on the Convertible Debentures, subject to receiving any necessary regulatory approvals to issue the common shares.

The Company may, at its option, subject to applicable regulatory approval, elect to satisfy the Redemption Price of the Convertible Debentures which are to be redeemed or the principal amount of the Convertible Debentures which have matured, as the case may be, by issuing common shares of the Company to the holders of the Convertible Debentures in lieu of or in exchange for payment of the Redemption Price in money. Any accrued and unpaid interest thereon will be paid in cash.

Upon the occurrence of certain change of control events related to the Company, the Company is required to make an offer to all holders to purchase all outstanding Convertible Debentures properly tendered pursuant to such offer for a cash price equal to 100% of the principal amount of the Convertible Debentures plus accrued and unpaid interest thereon.

Ratings of Securities

In addition to having issued common shares and the Convertible Debentures, Cameco has issued two series of senior unsecured debentures and is a frequent issuer of commercial paper. Cameco has $50 million outstanding in senior unsecured debentures that bear interest at 7% per annum and will mature July 6, 2006. Cameco also has $100 million outstanding in senior unsecured debentures that bear interest at the rate of 6.9% per annum and will mature July 12, 2006. These senior unsecured debentures are collectively referred to as “Senior Unsecured Debentures”. Commercial paper outstanding at March 1, 2005 was $190 million.

As summarized in the following table, Dominion Bond Rating Service Limited (“DBRS”) last rated the Company’s commercial paper, Senior Unsecured Debentures, and Convertible Debentures on September 29, 2004 at which time it confirmed its previous ratings of these securities. Standard & Poor’s Rating Service (“S&P”) latest rating issued on January 4, 2005 maintained its previous rating of Cameco’s commercial paper and Senior Unsecured Debentures. Moody’s Investor Service, Inc. (“Moody’s”) latest credit opinion issued on August 10, 2004 maintained its previous rating of Cameco’s Senior Unsecured Debentures.

Security	DBRS(1)	S&P(2)	Moody’s(3)
Commercial Paper	R-1 (low)	A-2	Not Rated
Senior Unsecured Debentures	A (low)	BBB+	Baa1
Convertible Debentures	BBB (high)	Not Rated	Not Rated

(1)	As at September 29, 2004

(2)	As at January 4, 2005

(3)	As at August 10, 2004

The credit ratings provided by DBRS, S&P and Moody’s (“Rating Agencies”) are not recommendations to buy, hold or sell the securities, as such rating do not comment on the market price or suitability for an individual investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a Rating Agency in the future if in its judgment circumstances so warrant. Cameco provides the Rating Agencies with confidential, in-depth information in support of the rating process.

The rating ranges, definitions of the rating categories and the relative rankings assigned within the respective rating classification systems are as follows:

     Commercial Paper

Commercial paper rating scales are meant to give an indication of the risk that a borrower will not fulfill its near-term debt obligations in a timely manner. DBRS rates commercial paper by rating categories ranging from a high of R-1 to a low of R-3. The rating of R-1 (low) from DBRS is at the lower end of the R-1 category. An R-1 (low) rating is characterized as having ‘satisfactory credit quality’ and is the third highest of nine available credit ratings. S&P rates commercial paper by rating categories ranging from a high of A-1 to a low of C. The rating of A-2 from

2004 Cameco Annual Information Form

S&P is characterized as having ‘satisfactory capacity to meet its financial commitments on the obligation’ and is the second highest of five available credit ratings.

     Senior Unsecured Debentures

Long-term debt rating scales are meant to give an indication of the risk that a borrower will not fulfill its full obligations in a timely manner, with respect to both interest and principal commitments. DBRS rates senior unsecured debt by rating categories ranging from a high of AAA to a low of C. The rating of A (low) from DBRS is at the lower end of the A category. The A category is characterized as having ‘satisfactory credit quality’ and is the third highest of nine available credit ratings. S&P rates senior unsecured debt by rating categories ranging from a high of AAA to a low of C. The rating of BBB+ from S&P is at the higher end of the BBB category. The BBB category is characterized as exhibiting ‘adequate protection parameters” and is the forth highest of nine available credit ratings. Moody’s rates long-term obligations by rating categories ranging from a high of Aaa to a low of Ca. The rating of Baa1 from Moody’s is at the higher end of the Baa category. The Baa category is characterized as being ‘subject to moderate credit risk, are considered medium-grade and as such may possess certain speculative characteristics’ and is the fourth highest of nine available credit ratings.

     Convertible Debentures

Subordinated obligations are typically rated lower than senior obligations, to reflect the lower priority in bankruptcy. DBRS rates the subordinated convertible debentures by rating categories ranging from a high of AAA to a low of C. The rating of BBB+ from DBRS is at the higher end of the BBB category. The BBB category is characterized as having ‘adequate credit quality’ and is the fourth highest of nine available credit ratings.

Dividend Policy

At the time of the Company’s initial public offering in 1991, the board of directors of the Company established a policy of paying quarterly dividends. In December of 2004, Cameco announced that its board of directors approved a three-for-one stock split of its outstanding common shares, to be effected by way of a stock dividend. All shareholders received two additional shares for each shares owned on the record date of December 31, 2004. The board of directors also approved an increase in the annual dividend from $0.60 to $0.72($0.24 post split) beginning in 2005. This policy will be reviewed from time to time in light of the Company’s financial position and other factors considered relevant by the board of directors.

The following table sets forth the cash dividends per common share for each of the most recently completed financial years (not adjusted for the December 31, 2004 stock split).

	2004	2003	2002
Cash dividends declared per common share	$0.60	$0.60	$0.50

2004 CONSOLIDATED FINANCIAL STATEMENTS

The Company’s 2004 Consolidated Financial Statements are attached as Appendix “A”.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company’s Management’s Discussion and Analysis is attached as Appendix “B”.

MARKET FOR SECURITIES

The Company’s common shares are listed and traded on The Toronto Stock Exchange (CCO) and the New York Stock Exchange (CCJ).

Also listed and traded on The Toronto Stock Exchange are the Company’s 5% Convertible Subordinated Debentures due October 1, 2013 (CCO.DB).

The Canadian registrar and transfer agent for the Company’ common shares and 5% Convertible Subordinated Debentures is CIBC Mellon Trust Company through its offices at 320 Bay Street, P.O. Box 1, Toronto, Ontario

2004 Cameco Annual Information Form

M5H 4A6. The US registrar and transfer agent for the Company’s common shares is Mellon Investor Services LLC through its offices at 85 Challenger Road, Ridgefield Park, New Jersey, 07660.

Price Range and Trading Volume of Common Shares

The following table sets forth the range of high and low closing prices and trading volume for the common shares of the Company for the periods indicated on the TSX. The values presented in the table below have been adjusted to reflect the December 31, 2004 stock split.

	TSX
2004	High	Low	Volume
January	$26.00	$19.40	26,585,163
February	$21.58	$19.08	25,189,239
March	$22.17	$19.86	24,225,084
April	$22.37	$19.82	19,670,082
May	$23.92	$19.84	21,942,240
June	$26.29	$23.08	21,090,180
July	$26.63	$24.78	13,124,808
August	$28.95	$25.50	14,424,948
September	$34.00	$28.55	23,687,166
October	$36.36	$32.44	20,472,009
November	$40.06	$32.75	18,082,605
December	$42.26	$34.33	16,529,477

Price Range and Trading Volume of 5% Convertible Subordinated Debentures due October 1, 2013

The following table sets forth the range of high and low closing prices and trading volume for the 5% Convertible Subordinated Debentures due October 1, 2013 for the periods indicated on the TSX. The high and low prices are quoted based upon $100 principal or par value amount. The volume is the total number to $100 par value debentures traded during the period.

	TSX
2004	High	Low	Volume
January	$137.00	$117.50	245,250
February	$128.00	$117.50	219,040
March	$130.00	$120.25	108,140
April	$127.80	$121.00	188,880
May	$133.00	$115.00	144,140
June	$142.50	$129.00	305,500
July	$142.02	$132.50	39,950
August	$155.00	$140.00	108,620
September	$172.00	$151.57	596,542
October	$182.10	$165.03	48,370
November	$199.00	$168.00	80,560
December	$207.50	$175.00	34,870

2004 Cameco Annual Information Form

DIRECTORS AND OFFICERS

Directors
Name, Office held in
Corporation and Municipality of Residence	Principal Occupation or Employment	Director Since (1)

JOHN S. AUSTON (2, 6) West Vancouver, British Columbia, Canada	Geologist; Corporate Director, 2000 to present; prior: President, Director and Chief Executive Officer, Ashton Mining of Canada Inc. 1996-2000.		1999

JOE F. COLVIN (4, 6) Kiawah Island, South Carolina, U.S.A.	Corporate Director and President Emeritus of Nuclear Energy Institute, February 16, 2005 to present; prior: President and Chief Executive Officer, Nuclear Energy Institute 1996 to February 15, 2005.		1999

HARRY D. COOK (4) La Ronge, Saskatchewan, Canada	Chief, Lac La Ronge Indian Band, 1987 until March 31, 2005, when he retires; prior: President, Kitsaski Management Limited Partnership, Prince Albert Grand Council Executive Board Member, Federation of Saskatchewan Indian Nations Taxation Commission Board Member and Indian Government Commission member, retiring effective March 31, 2005.		1992

JAMES R. CURTISS (4, 5) Brookeville, Maryland, U.S.A.	Lawyer, Partner, Winston & Strawn, 1993 to present; prior: Commissioner US Nuclear Regulatory Commission 1988-1993.		1994

GEORGE S. DEMBROSKI (5, 6) Toronto, Ontario, Canada	Corporate Director, 1998 to present; prior: Vice-Chairman and Director, RBC Dominion Securities Limited (investment dealer) 1981-1998.		1996

GERALD W. GRANDEY President and Chief Executive Officer Saskatoon, Saskatchewan, Canada	Assumed current position 2003; prior: President 2000-2002; Executive Vice-President 1997-2000.		2000

NANCY E. HOPKINS (3) Saskatoon, Saskatchewan, Canada	Lawyer, Partner, McDougall Gauley, 1984 to present. Effective January 2001 Gauley & Company merged with McDougall Ready to form McDougall Gauley.		1992

OYVIND HUSHOVD (2, 3, 5) Toronto, Ontario, Canada	Chairman and Chief Executive Officer of Gabriel Resources Ltd., May 2003 to present; prior: President and Chief Executive Officer of Falconbridge Ltd. 1996 to 2002.		2003

2004 Cameco Annual Information Form

Directors
Name, Office held in
Corporation and Municipality of Residence	Principal Occupation or Employment	Director Since (1)

J.W. GEORGE IVANY (3, 5, 6) Kelowna, British Columbia, Canada	Corporate Director, 1999 to present; prior: President and Vice-Chancellor, University of Saskatchewan 1989-1999.	1999

A. NEIL McMILLAN (2, 3, 4) Saskatoon, Saskatchewan, Canada	President, Claude Resources Inc. 1996 to present.	2001

ROBERT W. PETERSON (3, 4, 5) Regina, Saskatchewan, Canada	President and Chief Operating Officer Denro Holdings Ltd. 1994 to present.	1994

VICTOR J. ZALESCHUK (3, 4, 5, 6, 7) Calgary, Alberta, Canada	Corporate Director, November 2001 to present; prior: President and Chief Executive Officer, Nexen Inc. (formerly Canadian Occidental Petroleum Ltd.) from June 1, 1997 to June 1, 2001.	2001

(1)	Each director will hold office until the next annual meeting unless such director’s office is earlier vacated in accordance with the corporate law requirements applicable to the Company from time to time.

(2)	Member of the reserves oversight committee.

(3)	Member of the audit committee.

(4)	Member of the safety, health and environment committee.

(5)	Member of the human resources and compensation committee.

(6)	Member of the nominating, corporate governance and risk committee.

(7)	Appointed audit committee financial expert.

2004 Cameco Annual Information Form

Officers
Name, Office held in
Corporation and Municipality of Residence	Principal Occupation or Employment for Past Five Years
VICTOR J. ZALESCHUK Chair Calgary, Alberta, Canada	Corporate Director, November 2001 to present; prior: President and Chief Executive Officer, Nexen Inc. (formerly Canadian Occidental Petroleum Ltd.) from June 1997 to June 2001.

GERALD W. GRANDEY President and Chief Executive Officer Saskatoon, Saskatchewan, Canada	Assumed current position 2003; prior: President, 2000-2002; Executive Vice-President 1997-2000.

TERRY V. ROGERS Senior Vice-President and Chief Operating Officer Saskatoon, Saskatchewan, Canada	Assumed current position February 2003; prior: President Kumtor Operating Company, Kyrgyz Republic 1999-2003.

GEORGE B. ASSIE Senior Vice-President, Marketing and Business Development Saskatoon, Saskatchewan, Canada	Assumed current position January 2003; prior: President Cameco Inc., Eden Prairie, Minnesota 1999-2002.

O. KIM GOHEEN Senior Vice-President and Chief Financial Officer Saskatoon, Saskatchewan, Canada	Assumed current position August 2004.

RITA M. MIRWALD Senior Vice-President, Corporate Services Saskatoon, Saskatchewan, Canada	Assumed current position April 1997.

GARY M.S. CHAD Senior Vice-President, Governance, Legal and Regulatory Affairs, and Corporate Secretary Saskatoon, Saskatchewan, Canada	Assumed current position January 2000; prior: Senior General Counsel and Secretary 1990-1999.

The directors and officers of Cameco as a group, beneficially own, directly or indirectly, less than 1% of the issued and outstanding common shares of Cameco.

AUDIT COMMITTEE

Audit Committee Charter

A copy of the audit committee charter is attached as Appendix “C” and is also available on the Company’s website www.cameco.com under “Governance”.

Composition of the Audit Committee

The members of the audit committee are Nancy Hopkins (chair), Oyvind Hushovd, George Ivany, Neil McMillan, Robert Peterson and Victor Zaleschuk. Each member of the committee is independent and financially literate within the meaning of Multilateral Instrument 52-110 of the Canadian Securities Administrators.

Relevant Education and Experience

Nancy Hopkins is a partner with the law firm of McDougall Gauley in Saskatoon where she concentrates her practice on corporate and commercial law and taxation. She currently serves on a number of boards. She formerly served on the board of the Canadian Institute of Chartered Accountants. Ms. Hopkins has a Bachelor of Commerce

2004 Cameco Annual Information Form

degree and a Bachelor of Law degree from the University of Saskatchewan. Ms. Hopkins chairs the Audit Committee.

Oyvind Hushovd is the Chair and Chief Executive Officer of Gabriel Resources Ltd., a Canadian-based precious metals exploration and development company. Prior to that he was the President and Chief Executive Officer of Falconbridge Limited from 1996 to 2002. He currently serves on a number of boards of publicly traded companies. Mr. Hushovd received a Master of Economics and Business Administration from the Norwegian School of Business and a Master of Law from the University of Oslo.

George Ivany is the former President and Vice-Chancellor of the University of Saskatchewan. Dr. Ivany received a Bachelor of Science degree in Chemistry and Physics and a diploma in education from Memorial University of Newfoundland. He received a Master of Arts degree in Physics Education from the Teachers College, Columbia University and a Ph.D. in Secondary Education from the University of Alberta.

Neil McMillan is the President of Claude Resources Inc., a gold mining and oil and gas producing company based in Saskatoon, Saskatchewan. He currently serves on the boards of two publicly traded companies and previously sat on the board of Atomic Energy Canada Ltd. Mr. McMillan received a Bachelor of Arts degree in History and Sociology from the University of Saskatchewan.

Robert Peterson is the President and Chief Operating Officer of Denro Holdings Ltd., a diversified corporation involved in real estate development, investor fund management and property management. Mr. Peterson received a Bachelor of Science degree in Civil Engineering from the University of Saskatchewan.

Victor Zaleschuk is the former President and Chief Executive Officer of Nexen Inc., a publicly traded independent global energy and chemicals company. Prior to that he was the Senior Vice-President Finance and Chief Financial Officer of Nexen Inc. from 1986 to 1997. He currently serves on the board of the following publicly traded companies: Nexen Inc. and Agrium Inc. Mr. Zaleschuk is a chartered accountant and holds a Bachelor of Commerce degree from the University of Saskatchewan. Mr. Zaleschuk is chair of the board of Cameco Corporation. Mr. Zaleschuk was also appointed as the audit committee financial expert.

Fees Paid to External Auditors

Fees paid to the external auditors during the years ended December 31, 2003 and 2004 were as follows:

	2004	2003
Audit fees:
Cameco – audit	$386,000	$583,000
Centerra – audit	400,500	—
Centerra – securities	275,000	—

	$1,061,500	$583,000

Audit – related fees:
Proposed AIM Listing for AGR	—	$11,000
SOX 404 Scoping Project	75,000	—
Translation services	9,000	26,000
Accounting disclosure	14,000	23,000
Pensions and other	10,700	6,000

	$108,700	$60,000

Tax:
Compliance	$83,800	$96,000
Planning and advice	55,400	127,000

	$139,200	$223,000

All other fees:
Special investigation	—	$25,000

Total	$1,309,400	$897,000

2004 Cameco Annual Information Form

External Audit Pre-Approval Practices

As part of Cameco’s corporate governance practices, under Cameco’s audit committee charter, the audit committee is required to pre-approve the audit and non-audit services performed by the external auditors. Unless a type of service is to be provided by the external auditors receives general pre-approval, it requires specific pre-approval by Cameco’s audit committee or audit committee chair, or in the absence of the audit committee chair, a member of the audit committee as designated by the audit committee. All pre-approvals granted pursuant to the delegated authority must be presented by the member(s) who granted the pre-approvals to the full committee at its next meeting. The audit committee has adopted a written policy to provide procedures to implement the foregoing principles.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on the System for Electronic Document Analysis and Retrieval (SEDAR) under the Company’s name at www.sedar.com. Further additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of Cameco securities, if any, and securities authorized for issuance under equity compensation plans can be found in Cameco’s April 13, 2004 Management Proxy Circular for its May 2004 annual meeting of shareholders and will found in Cameco’s Management Proxy Circular for its May 2005 annual meeting of shareholders that is expected to be available in April 2005. Such additional financial information is provided in the Company’s consolidated financial statements for the fiscal year-ended December 31, 2004 and the Company’s management’s discussion and analysis relating to the same, which are attached as Appendices “A” and “B”.

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Appendix “A”

CAMECO CORPORATION

2004 CONSOLIDATED AUDITED FINANCIAL STATEMENTS

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Appendix “B”

2004 MANAGEMENT’S DISCUSSION AND ANALYSIS

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Appendix “C”

AUDIT COMMITTEE

OF THE BOARD OF DIRECTORS

MANDATE

PURPOSE

The primary purpose of the audit committee (committee) is to assist the board of directors (board) in fulfilling its oversight responsibilities for (a) the accounting and financial reporting processes, (b) the internal controls, (c) the external auditors, including performance, qualifications, independence, and their audit of the corporation’s financial statements, (d) the performance of the corporation’s internal audit function, (e) risk management of financial risks as delegated by the board, and (f) the corporation’s process for monitoring compliance with laws and regulations (other than environmental and safety laws) and its code of ethics. The committee shall also prepare such reports as required to be prepared by it by applicable securities laws.

In addition, the committee provides an avenue for communication between each of the internal auditor, the external auditors, management, and the board. The committee shall have a clear understanding with the external auditors that they must maintain an open and transparent relationship with the committee and that the ultimate accountability of the external auditors is to the board and the committee, as representatives of the shareholders. The committee, in its capacity as a committee of the board, subject to the requirements of applicable law, is directly responsible for the appointment, compensation, retention, and oversight of the external auditors.

The committee has the authority to communicate directly with the external auditors and internal auditor.

The committee shall make regular reports to the board concerning its activities and in particular shall review with the board any issues that arise with respect to the quality or integrity of the corporation’s financial statements, the performance and independence of the external auditors, the performance of the corporation’s internal audit function, or the corporation’s process for monitoring compliance with laws and regulations other than environmental and safety laws.

COMPOSITION

The board shall appoint annually, from among its members, a committee and its chair. The committee shall consist of at least three and not more than six members and shall not include any director employed by the corporation.

Each committee member will be independent pursuant to the standards for independence adopted by the board.

Each committee member shall be financially literate with at least one member having accounting or related financial expertise, using the terms defined as follows:

"Financially literate” means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can be reasonably be expected to be raised by the corporation’s financial statements; and

"Accounting or related financial expertise” means the ability to analyse and interpret a full set of financial statements, including the notes attached thereto, in accordance with Canadian generally accepted accounting principles.

In addition, where possible, at least one member of the committee shall qualify as a “audit committee financial expert” within the meaning of applicable securities law.

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Members of the committee may not serve on the audit committees of more than two additional public companies without the approval of the board.

MEETINGS

The committee will meet at least four times annually and as many additional times as the committee deems necessary to carry out its duties effectively. The committee will meet separately in private with the external auditors, the internal auditor and management at each regularly scheduled meeting.

A majority of the members of the committee shall constitute a quorum. No business may be transacted by the committee except at a meeting of its members at which a quorum of the committee is present.

The committee may invite such officers, directors and employees of the corporation as it may see fit from time to time to attend at meetings of the committee and assist thereat in the discussion and consideration of any matter.

A meeting of the committee may be convened by the chair of the committee, a member of the committee, the external auditors, the internal auditor, the chief executive officer or the chief financial officer. The secretary, who shall be appointed by the committee, shall, upon direction of any of the foregoing, arrange a meeting of the committee. The committee shall report to the board in a timely manner with respect to each of its meetings.

DUTIES AND RESPONSIBILITIES

To carry out its oversight responsibilities, the committee shall:

Financial Reporting Process

1.	Review with management and the external auditors any items of concern, any proposed changes in the selection or application of major accounting policies and the reasons for the change, any identified risks and uncertainties, and any issues requiring management judgement, to the extent that the foregoing may be material to financial reporting.

2.	Consider any matter required to be communicated to the committee by the external auditors under applicable generally accepted auditing standards, applicable law and listing standards, including the external auditors’ report to the committee (and management’s response thereto) on: (a) all critical accounting policies and practices used by the corporation; (b) all material alternative accounting treatments of financial information within generally accepted accounting principles that have been discussed with management, including the ramifications of the use of such alternative treatments and disclosures and the treatment preferred by the external auditors; and (c) any other material written communications between the external auditors and management.

3.	Require the external auditors to present and discuss with the committee their views about the quality, not just the acceptability, of the implementation of generally accepted accounting principles with particular focus on accounting estimates and judgements made by management and their selection of accounting principles.

4.	Discuss with management and the external auditors (a) any accounting adjustments that were noted or proposed (i.e. immaterial or otherwise) by the external auditors but were not reflected in the financial statements, (b) any material correcting adjustments that were identified by the external auditors in accordance with generally accepted accounting principles or applicable law, (c) any communication reflecting a difference of opinion between the audit team and the external auditors’ national office on material auditing or accounting issues raised by the engagement, and (d) any “management” or “internal control” letter issued, or proposed to be issued, by the external auditors to the corporation.

5.	Discuss with management and the external auditors any significant financial reporting issues considered during the fiscal period and the method of resolution. Resolve disagreements between management and the external auditors regarding financial reporting.

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6.	Review with management and the external auditors (a) any off-balance sheet financing mechanisms being used by the corporation and their effect on the corporation’s financial statements and (b) the effect of regulatory and accounting initiatives on the corporation’s financial statements, including the potential impact of proposed initiatives.

7.	Review with management and the external auditors and legal counsel, if necessary, any litigation, claim or other contingency, including tax assessments, that could have a material effect on the financial position or operating results of the corporation, and the manner in which these matters have been disclosed or reflected in the financial statements.

8.	Review with the external auditors any audit problems or difficulties experienced by the external auditors in performing the audit, including any restrictions or limitations imposed by management, and management’s response. Resolve any disagreements between management and the external auditors regarding these matters.

9.	Review the results of the external auditors’ audit work including findings and recommendations, management’s response, and any resulting changes in accounting practices or policies and the impact such changes may have on the financial statements.

10.	Review and discuss with management and the external auditors the audited annual financial statements and related management discussion and analysis, make recommendations to the board with respect to approval thereof, before being released to the public, and obtain an explanation from management of all significant variances between comparable reporting periods. Obtain confirmation from management and the external auditors that the reconciliation of the audited financial statements to U.S. GAAP complies with the requirements of U.S. securities laws.

11.	Review and discuss with management and the external auditors all interim unaudited financial statements and quarterly reports and related interim management discussion and analysis and make recommendations to the board with respect to the approval thereof, before being released to the public.

12.	Obtain confirmation from the chief executive officer and the chief financial officer (and considering the external auditors’ comments, if any, thereon) to their knowledge:

(a)	that the audited financial statements, together with any financial information included in the annual MD&A and annual information form, fairly represent in all material respects the corporation’s financial condition, cash flow and results of operation, as of the date and for the periods presented in such filings; and

(b)	that the interim financial statements, together with any financial information included in the interim MD&A, fairly represent in all material respects the corporation’s financial condition, cash flow and results of operation, as of the date and for the periods presented in such filings.

13.	Review earnings press releases, before being released to the public. Discuss the type and presentation of information to be included in earnings press releases (paying particular attention to any use of “pro-forma” or “adjusted” Non-GAAP, information).

14.	Review any news release, before being released to the public, containing earnings guidance or financial information based upon the corporation’s financial statements prior to the release of such statements.

15.	Review the appointment of the chief financial officer and have the chief financial officer report to the committee on the qualifications of new key financial executives involved in the financial reporting process.

16.	Consult with the human resources and compensation committee on the succession plan for the chief financial officer and controller. Review the succession plans in respect of the chief financial officer and controller.

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Internal Controls

1.	Receive from management a statement of the corporation’s system of internal controls over accounting and financial reporting.

2.	Consider and review with management, the internal auditor and the external auditors, the adequacy and effectiveness of internal controls over accounting and financial reporting within the corporation and any proposed significant changes in them.

3.	Consider and discuss the scope of the internal auditors and external auditors review of the corporation’s internal controls, and obtain reports on significant findings and recommendations, together with management responses.

4.	Discuss, as appropriate, with management, the external auditors and the internal auditor, any major issues as to the adequacy of the corporation’s internal controls and any special audit steps in light of material internal control deficiencies.

5.	Review annually the disclosure controls and procedures, including (a) the certification timetable and related process and (b) the procedures that are in place for the review of corporation’s disclosure of financial information extracted from corporation’s financial statements and the adequacy of such procedures. Confirm with the chief executive officer and the chief financial officer the effectiveness of disclosure controls and procedures, and whether there are any significant deficiencies in internal controls or any fraud related to management or persons who have a significant role in internal controls.

6.	Review the disclosure (when such disclosure is required by applicable law) relating to the internal controls report containing a responsibility statement and management’s assessment of the corporation’s internal controls and procedures for financial reporting and related external auditors’ attestation.

7.	Receive a report, at least annually, from the strategic planning committee of the board on the corporation’s mineral reserves.

External Auditors

(i) External Auditors’ Qualifications and Selection

1.	Subject to the requirements of applicable law, be solely responsible to select, retain, compensate, oversee, evaluate and, where appropriate, replace the external auditors, who must be registered with agencies mandated by applicable law. The committee shall be entitled to adequate funding from the corporation for the purpose of compensating the external auditors for completing an audit and audit report.

2.	Instruct the external auditors that:

(a)	they are ultimately accountable to the board and the committee, as representatives of shareholders; and

(b)	they must report directly to the committee.

3.	Ensure that the external auditors have direct and open communication with the committee and that the external auditors meet regularly with the committee without the presence of management to discuss any matters that the committee or the external auditors believe should be discussed privately.

4.	Evaluate the external auditors’ qualifications, performance, and independence. As part of that evaluation:

(a)	at least annually, request and review a formal report by the external auditors describing: the firm’s internal quality-control procedures; any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any

2004 Cameco Annual Information Form

steps taken to deal with any such issues; and (to assess the auditors’ independence) all relationships between the external auditors and the corporation, including the amount of fees received by the external auditors for the audit services and for various types of non-audit services for the periods prescribed by applicable law; and

(b)	annually review and confirm with management and the external auditors the independence of the external auditors, including the extent of non-audit services and fees, the extent to which the compensation of the audit partners of the external auditors is based upon selling non-audit services, the timing and process for implementing the rotation of the lead audit partner, reviewing partner and other partners providing audit services for the corporation, whether there should be a regular rotation of the audit firm itself, and whether there has been a “cooling off” period of one year for any former employees of the external auditors who are now employees with a financial oversight role, in order to assure compliance with applicable law on such matters; and

(c)	annually review and evaluate senior members of the external audit team, including their expertise and qualifications. In making this evaluation, the audit committee should consider the opinions of management and the internal auditor.

Conclusions on the independence of the external auditors should be reported to the board.

5.	Review and approve of the corporation’s policies for the corporation’s hiring of employees and former employees of the external auditors. Such policies shall include, at minimum, a one-year hiring “cooling off” period.

(ii) Other Matters

6.	Meet with the external auditors to review and approve the annual audit plan of the corporation’s financial statements prior to the annual audit being undertaken by the external auditors, including reviewing the year-to-year co-ordination of the audit plan and the planning, staffing and extent of the scope of the annual audit. This review should include an explanation from the external auditors of the factors considered by the external auditors in determining their audit scope, including major risk factors. The external auditors shall report to the committee all significant changes to the approved audit plan.

7.	Review and approve the basis and amount of the external auditors’ fees with respect to the annual audit in light of all relevant matters.

8.	Review and pre-approve all audit and non-audit service engagement fees and terms in accordance with applicable law, including those provided to the subsidiaries of the corporation by the external auditors or any other person in its capacity as external auditors of such subsidiary. Between scheduled committee meetings, the chair of the committee, on behalf of the committee, is authorised to pre-approve any audit or non-audit service engagement fees and terms. At the next committee meeting, the chair shall report to the committee any such pre-approval given. Establish and adopt procedures for such matters.

Internal Auditor

1.	Review and approve the appointment or removal of the internal auditor.

2.	Review and discuss with the external auditors, management, and internal auditor the responsibilities, budget and staffing of the corporation’s internal audit function.

3.	Review and approve the mandate for the internal auditor and the scope of annual work planned by the internal auditor, to receive summary reports of internal audit findings, management’s response thereto, and reports on any subsequent follow-up to any identified weakness.

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4.	Ensure that the internal auditor has direct and open communication with the committee and that the internal auditor meets regularly with the committee without the presence of management to discuss any matters that the committee or the internal auditor believe should be discussed privately, such as problems or difficulties which were encountered in the course of internal audit work, including restrictions on the scope of activities or access to required information, and any disagreements with management.

5.	Review and discuss with the internal auditor and management the internal auditor’s ongoing assessments of the corporation’s business processes and system of internal controls.

6.	Review the effectiveness of the internal audit function, including staffing, organizational structure and qualifications of the internal auditor and staff.

Compliance

1.	Monitor compliance by the corporation with all payments and remittances required to be made in accordance with applicable law, where the failure to make such payments could render the directors of the corporation personally liable.

2.	The receipt of regular updates from management regarding compliance with laws and regulations and the process in place to monitor such compliance, excluding, however, legal compliance matters subject to the oversight of the safety, health and environmental committee of the board. Review the findings of any examination by regulatory authorities and any external auditors’ observations relating to such matters.

3.	Establish and oversee the procedures in the code of ethics policy to address:

(a)	the receipt, retention and treatment of complaints received by the corporation regarding accounting, internal accounting or auditing matters; and

(b)	confidential, anonymous submissions by employees of concerns regarding questionable accounting and auditing matters.

Receive periodically a summary report from the senior vice-president law, regulatory affairs and corporate secretary on such matters as required by the code of ethics policy.

4.	Monitor compliance with the code of ethics policy and the policy on compliance with laws on foreign political contributions and payments to foreign officials by, among other things, obtaining an annual report summarising statements of compliance by employees pursuant to such policies. Review the findings of any investigations of non-compliance with such policies.

5.	Review all proposed related party transactions and situations involving a director’s, senior officer’s or an affiliate’s potential or actual conflict of interest that are not required to be dealt with by an “independent committee” pursuant to securities law rules, other than routine transactions and situations arising in the ordering course of business, consistent with past practice. Between scheduled committee meetings, the chair of the committee, on behalf of the committee, is authorised to review all such transactions and situations. At the next committee meeting, the chair shall report to the results of such review. Ensure that political and charitable donations conform with policies and budgets approved by the board.

6.	Monitor management of hedging, insurance, debt and credit, make recommendations to the board respecting policies for management of such risks, and review the corporation’s compliance therewith.

7.	Approve the expenses submitted for reimbursement by the chief executive officer.

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ORGANIZATIONAL MATTERS

1.	The procedures governing the committee shall, except as otherwise provided for herein, be those applicable to the board as set forth in Part 7 of the General Bylaws of the corporation.

2.	The members and the chair of the committee shall be entitled to receive remuneration for acting in such capacity as the board may from time to time determine.

3.	The committee shall have the resources and authority appropriate to discharge its duties and responsibilities, including the authority to:

(a)	to select, retain, terminate, set and approve the fees and other retention terms of special or independent counsel, accountants or other experts, as it deems appropriate; and

(b)	to obtain appropriate funding to pay, or approve the payment of, such approved fees;

without seeking approval of the board or management

4.	Any member of the committee may be removed or replaced at any time by the board and shall cease to be a member of the committee upon ceasing to be a director. The board may fill vacancies on the committee by appointment from among its members. If and whenever a vacancy shall exist on the committee, the remaining members may exercise all its powers so long as a quorum remains in office. Subject to the foregoing, each member of the committee shall remain as such until the next annual meeting of shareholders after that member’s election.

5.	The committee shall annually review and assess the adequacy of its mandate and recommend any proposed changes to the nominating, corporate governance and risk committee for recommendation to the board for approval.

6.	The committee shall participate in an annual performance evaluation by the nominating, corporate governance and risk committee, the results of which will be reviewed by the board.

7.	The committee shall perform any other activities consistent with this mandate, the corporation’s governing laws and the regulations of stock exchanges, as the committee or the board deems necessary or appropriate.

2004 Cameco Annual Information Form